UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VOCUS, INC.

(Name of Subject Company)

VOCUS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92858J108

(CUSIP Number of Class of Securities)

Stephen A. Vintz

Executive Vice President and Chief Financial Officer

Vocus, Inc.

12051 Indian Creek Court

Beltsville, Maryland 20705

(301) 459-2590

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Margaret A. Brown

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company is Vocus, Inc., a Delaware corporation (the “Company,” “we” or “us”), and the address of the principal executive offices of the Company is 12051 Indian Creek Court, Beltsville, Maryland 20705. The telephone number for the Company’s principal executive offices is (301) 459-2590.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is the Company’s common stock, par value $0.01 per share (the “Company Common Stock”), and the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value, of the Company. As of the close of business on April 15, 2014, there were 21,619,289 shares of Company Common Stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth above in “Item 1. Subject Company Information — Name and Address.”

Tender Offer.

This Statement relates to the cash tender offer by GTCR Valor Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of GTCR Valor Companies, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Company Common Stock, including the associated rights to purchase Series B Junior Participating Preferred Stock, par value $0.01 per share, of the Company (collectively, the “Shares”) at a purchase price of $18.00 per Share (such amount or any greater amount per Share that may be paid pursuant to the Offer, the “Offer Price”), net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares (as each may be amended or supplemented from time to time, collectively, the “Letters of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and the Letters of Transmittal are filed as Exhibits (a)(1)(A) through (a)(1)(C) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO, dated April 18, 2014 (together with the exhibits thereto, as it and they may be amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”). Parent is a wholly owned subsidiary of GTCR Valor Holdings, Inc., a Delaware corporation (“Holdings”). Holdings is controlled by Canyon Investments S.à r.l, a Luxembourg private limited liability company (société à responsabilité limitée) (“Canyon Investments”), by virtue of it being the sole shareholder of Holdings. Canyon Investments is controlled by Canyon Holdings S.à r.l, a Luxembourg private limited liability company (société à responsabilité limitée) (“Canyon Holdings”), by virtue of it being the sole shareholder of Canyon Investments. Canyon Holdings is controlled by GTCR Canyon Holdings Cayman LP, a Cayman Islands exempted limited partnership (“GTCR Canyon Holdings”), by virtue of it being the sole shareholder of Canyon Holdings. GTCR Canyon Holdings is controlled by GTCR Canyon Partners, Ltd., a Cayman Islands limited company (“Canyon Partners”), by virtue of it being the general partner of GTCR Canyon Holdings. Canyon Partners is controlled by GTCR Investment X AIV Ltd., a Cayman Islands limited company (“Investment X AIV”), by virtue of it being the sole stockholder of Canyon Partners. GTCR Fund X/A AIV LP, a Cayman Islands exempted limited partnership (“Guarantor”) and GTCR Fund X/C AIV LP, a Cayman Islands exempted limited partnership (“Fund X/C AIV” and, together with Guarantor, the “Fund X AIVs”), hold substantially all the limited partnership interests in GTCR Canyon Holdings. The Fund X AIVs are controlled by GTCR Partners X/A&C AIV LP, a Cayman Islands exempted limited partnership (“Partners X AIV”), by virtue of it being the general partner of each of the Fund X AIVs. Partners X AIV is controlled by Investment X AIV, by virtue of it being the general partner of Partners X AIV.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 6, 2014 (as amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Company”). At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than Shares owned by the Company as treasury stock, by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, or by any stockholder of the Company who or which properly exercises appraisal rights pursuant to Section 262 of the DGCL) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and subject to any withholding of taxes required by applicable law. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Offer is scheduled to expire at 9:30 a.m. (Eastern Time) on May 16, 2014, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The foregoing summary of the Offer is qualified in its entirety by reference to the more detailed description and explanation contained in the Merger Agreement, the Offer to Purchase, the Letters of Transmittal and other related materials.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654, and the telephone number at such offices is (312) 382-2200.

In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov or may be obtained at no charge by contacting MacKenzie Partners, Inc., the information agent for the Offer, at (800) 322-2885 (toll free).

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Statement or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates.

Arrangements with Parent and its Affiliates.

The Merger Agreement.

The summary of the material terms of the Merger Agreement set forth in Section 13 — “The Merger Agreement; Other Agreements — Merger Agreement” of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 1 — “Terms of the Offer” and Section 14 — “Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The representations, warranties and covenants of the Company contained in the

Merger Agreement have been made solely for the benefit of Parent and Purchaser. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by certain matters specifically disclosed in the Company’s filings with the SEC prior to the date of the Merger Agreement and confidential disclosures made to Parent and Purchaser in the disclosure schedule delivered in connection with the Merger Agreement, (iii) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (v) have been included in the Merger Agreement for the purpose of allocating risk between contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included as an exhibit to this Statement only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company, its subsidiaries or other affiliates or their respective businesses. Investors are not third party beneficiaries to the representations, warranties and covenants of the Company under the Merger Agreement and should not rely on such representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent, Purchaser or any of their respective subsidiaries or other affiliates at the time they were made or otherwise. Moreover, information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Other than the indemnification provisions of the Merger Agreement (which are discussed in “—Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance” below), the rights of the holders of Company Common Stock to receive the Offer Price, at and after the Acceptance Time (as defined below), and the Merger Consideration, at and after the Effective Time, the rights of holders of Series A Preferred Stock to receive the per share consideration in the Merger, the rights of holders of certain equity awards to receive the consideration described in the Merger Agreement, at and after the Acceptance Time (as defined below), and the rights of certain financing sources of Parent and Purchaser as set forth in the Merger Agreement, nothing in the Merger Agreement shall confer any rights or remedies upon any person other than the parties to the Merger Agreement.

The foregoing summary of the material terms of the Merger Agreement and the description of the terms and conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Representation on Board.

The Merger Agreement provides that, promptly upon purchasing pursuant to the Offer that number of Shares validly tendered in the Offer and not properly withdrawn at the expiration of the Offer (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) which, together with the Shares, if any, then owned, directly or indirectly, by Parent or Purchaser or their respective subsidiaries (provided that Parent, Purchaser and their respective subsidiaries shall not be deemed to own, directly or indirectly, Shares issuable upon conversion of the Series A Preferred Stock to be purchased by Purchaser pursuant to the Series A Purchase Agreement (as defined below)), (x) represents at least a majority of all the shares of Company Common Stock outstanding as of immediately prior to the expiration of the Offer and (y) after giving effect to the exercise by Parent or Purchaser of the Top-Up Option (as defined below), represents at least ninety percent (90%) of the then outstanding shares of Company Common Stock (in both cases of clause (x) and (y), including in the number of outstanding shares of Company Common Stock such shares of Company Common Stock issuable upon exercise of Company Options (as defined below) as to which valid notices of exercise have been received before the expiration of the Offer and for which Shares have not been issued) (the “Minimum Condition”), and from time to time thereafter, subject to applicable law and the rules and regulations, including listing standards, of the NASDAQ Global Select Market or other United States national securities exchange registered under the Exchange Act on which the Shares are then traded (the “Securities Exchange Rules”), Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the board of directors of the Company (the “Company Board”) as will give Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board (after giving effect to any increase in the number of directors as described below) and the percentage that such number of Shares so purchased (including Shares accepted for payment) bears to the total number of Shares then outstanding, and the Company is required, upon request by Purchaser, to promptly increase the size of the Company Board or use its reasonable best efforts to secure the resignations of such number of its incumbent directors as is necessary to provide Purchaser with such level of representation on the Company Board and to cause Purchaser’s designees to be so elected or appointed. After the purchase by Purchaser of Shares validly tendered in the Offer and subject to applicable law and the Securities Exchange Rules and certain limitations set forth in the Merger Agreement, the Company will, to the extent requested by Parent, also cause individuals so designated to constitute the same percentage as such individuals represent of the entire Company Board (but no less than a majority) on each committee of the Company Board.

At or prior to the Effective Time, so long as there is at least one director of the Company on the Company Board who is (i) an individual serving as a director of the Company from and after the date of the Merger Agreement or (ii) an individual becoming a director of the Company after the date of the Merger Agreement whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least two-thirds of the directors described in clause (i) or this clause (ii) then comprising the Company Board other than a designee of Parent or Purchaser (each such director, a “Continuing Director”), any amendment or termination of the Merger Agreement requiring action by the Company Board, any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement and any waiver of compliance with any of the agreements or conditions under the Merger Agreement for the benefit of the Company, any exercise of the Company’s rights or remedies under the Merger Agreement or any other action by the Company Board with respect to the transactions contemplated by the Merger Agreement, if such action could reasonably be expected to adversely affect any holders of Shares other than Parent, Purchaser or their subsidiaries, will require authorization by a majority of the Continuing Directors (or by the sole Continuing Director if there is only one).

For more information see Section 13 — “The Merger Agreement; Other Agreements — Merger Agreement — Vocus’s Board of Directors” in the Offer to Purchase.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of Company stockholders as described in the Information Statement, and is incorporated herein by reference.

The foregoing summary of the provisions of the Merger Agreement concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Equity Commitment Letter.

As an inducement to the Company to enter into the Merger Agreement and undertake the transactions contemplated thereby, Parent has provided the Company with a copy of an executed Equity Commitment Letter, dated April 6, 2014 (the “Equity Commitment Letter”), pursuant to which Guarantor has committed, subject to the conditions of the Equity Commitment Letter, to provide $250 million of equity or debt financing to Parent to pay a portion of the aggregate Offer Price, the purchase price under the Series A Purchase Agreement (as defined below), the aggregate Merger Consideration, the amounts required to be paid with respect to outstanding Company Options and Company RSUs (as defined below) after the Acceptance Time (as defined below), and fees, expenses and other payment obligations of Parent and Purchaser contemplated by the Merger Agreement. The Company and JMI (as defined below) are express third-party beneficiaries to the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, including for the purpose of causing the financing to be funded in accordance with certain provisions related to specific performance in the Equity Commitment Letter and the Merger Agreement. Guarantor may allocate a portion of the financing obligations under the Equity Commitment Letter to its affiliates; provided that such allocation does not relieve Guarantor of its obligations under the Equity Commitment Letter, including its obligation to fund the full amount.

The foregoing summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Limited Guaranty.

Also as an inducement to the Company to enter into the Merger Agreement and undertake the transactions contemplated thereby, including the Offer and the Merger, Guarantor has provided the Company with a limited guaranty (the “Limited Guaranty”). Pursuant to the Limited Guaranty, Guarantor agreed to irrevocably and unconditionally guarantee the payment by Purchaser and Parent of Parent’s termination fee, when and if required to be paid pursuant to the Merger Agreement, and certain indemnification and expense reimbursement amounts related to Parent’s and Purchaser’s debt financing for the transactions contemplated by the Merger Agreement; provided, however, that in no event is the aggregate liability of Guarantor under the Limited Guaranty to exceed $30 million.

The foregoing summary of the Limited Guaranty does not purport to be complete and is qualified in its entirety by reference to the Limited Guaranty, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Exclusivity Agreement.

The Company and GTCR LLC (“GTCR”) entered into an exclusivity agreement dated March 8, 2014 (the “Exclusivity Agreement”) in connection with a possible negotiated transaction between the Company and certain entities to be formed by GTCR LLC, which resulted in the Offer. The Company agreed, among other things, not to (i) initiate, solicit or take any action to facilitate, induce or encourage any inquiries or the making of any proposal or offer from any person other than GTCR and its affiliates for the sale of more than thirty percent (30%) of the capital stock or capital stock equivalents of the Company or more than thirty percent (30%) of the business or assets of the Company, whether by merger, purchase of stock, purchase of assets, tender offer or otherwise or (ii) furnish information to any other person or entity for the purpose of facilitating such a transaction, in each case until 5:00 p.m. (Eastern Time) on March 23, 2014, subject to earlier termination under certain circumstances. These obligations expired at such time and were not extended.

The foregoing summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Confidentiality Agreement.

The Company and GTCR entered into a non-disclosure agreement, dated December 20, 2013 (as amended, the “Confidentiality Agreement”), pursuant to which GTCR agreed that any non-public information concerning the Company furnished to it or its representatives by or on behalf of the Company would, for a period of two years from the date of the Confidentiality Agreement, be used by GTCR and its representatives solely for the purpose of evaluating a possible business transaction between the Company and GTCR and would be kept confidential, except as otherwise provided in the Confidentiality Agreement. GTCR also agreed that, subject to certain limited exceptions, it would not solicit for employment certain of the Company’s employees for a period of one year. GTCR also agreed, among other things, to certain “standstill” provisions prohibiting GTCR and its representatives from taking certain actions with respect to the Company for a period of eighteen (18) months, including requesting or proposing that the Company amend or waive the “standstill” provisions publicly or in a manner that would be reasonably likely to lead to or require public disclosure of such request or proposal. The “standstill” provisions expired upon the Company’s announcement that it had entered into the Merger Agreement. GTCR is permitted under the Confidentiality Agreement to hold confidential discussions and negotiations with specified third parties with respect to equity or co-investment participation in the acquisition of the Company or a portion of the equity or assets of the Company or any of its subsidiaries.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to such confidentiality agreement and the amendment to such agreement, dated April 6, 2014, copies of which are filed as Exhibit (e)(5) and Exhibit (e)(6) hereto, respectively, and are incorporated herein by reference.

Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company.

The executive officers and directors of the Company may be deemed to have interests in the Offer and the Merger that are different from, or in addition to, their interests as Company stockholders generally. The Company Board was aware of these potentially differing interests (including as a result of equity awards and severance agreements discussed in this Statement) and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Company Board’s Recommendation — Reasons for the Recommendation.”

Treatment of Shares Held by Directors and Executive Officers Pursuant to the Offer and the Merger.

The Company’s directors and executive officers who tender their Shares in the Offer will receive the same cash consideration per Share (on the same terms and conditions) as the other stockholders of the Company who tender their Shares in the Offer (i.e., the Offer Price). If the directors and executive officers did not tender their Shares in the Offer and the Merger were to occur, they would receive the same cash consideration per Share (on the same terms and conditions) in the Merger as the other stockholders of the Company (i.e., the Merger Consideration).

As of April 11, 2014, the directors and executive officers of the Company beneficially owned, in the aggregate, 1,246,296 shares of Company Common Stock, which for purposes of this subsection excludes any shares issuable upon exercise of stock options or the lapse of restrictions on Company Restricted Stock (as defined below) held by such individuals.

Effect of the Merger Agreement on Equity Awards.

Treatment of Company Options.

The Merger Agreement provides that immediately prior to the time that Purchaser accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”), each outstanding compensatory option to purchase shares of Company Common Stock (each a “Company Option”) under the Vocus, Inc. 1999 Stock Option Plan and the Vocus, Inc. 2005 Stock Award Plan (the “Company Equity Plans”) will become fully vested and exercisable and will, by virtue of the occurrence of the Acceptance Time and without any action on the part of any holder of any Company Option, be cancelled, with the holder thereof becoming entitled to receive a cash payment from the Company equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option by (ii) the number of shares of Company Common Stock issuable upon exercise of such Company Option, subject to any withholding of taxes required by applicable law.

Based upon the holdings of Company Options as of April 11, 2014, the respective exercise prices of such options and the Merger Consideration of $18.00, the consideration that each of the Company’s executive officers and directors would receive with respect to their respective Company Options in connection with the Offer and Merger is as follows:

Name of Executive Officer or Director	Number of Vested Company Options	Payments in Respect of Vested Company Options ($)	Number of Unvested Company Options	Payments in Respect of Unvested Company Options ($)	Total Company Option Payments ($)
Richard Rudman	754,735	4,463,080	283,984	1,067,930	5,531,010
Stephen Vintz	159,052	467,268	141,408	539,932	1,007,200
Steven Pogorzelski	—	—	—	—	—
Mark Heys	116,618	339,367	94,126	355,974	695,341
Kevin Burns	22,715	—	—	—	—
Gary Golding	25,120	19,233	9,355	23,668	42,901
Gary Greenfield	21,399	32,146	28,232	247,030	279,176
Ronald Kaiser	22,715	—	—	—	—
Robert Lentz	13,548	40,163	28,232	247,030	287,193
Jit Sinha	—	—	—	—	—

Treatment of Company Restricted Stock Awards.

The Merger Agreement provides that, as of the Acceptance Time, each restricted share of Company Common Stock (“Company Restricted Stock”) outstanding as of immediately prior to the Acceptance Time will, by virtue of the occurrence of the Acceptance Time and without any action on the part of any holder of any share of Company Restricted Stock, be fully vested immediately prior to the Acceptance Time and treated in the manner set forth in the Merger Agreement with respect to shares of Company Common Stock generally. Also, pursuant to the Merger Agreement (and conditioned on the occurrence of the Acceptance Time), each holder of Company Restricted Stock shall have the right to tender such Company Restricted Stock into the Offer.

Based upon the holdings of Company Restricted Stock as of April 11, 2014 and the Merger Consideration of $18.00, the consideration that each of the Company’s executive officers and directors would receive with respect to their respective shares of Company Restricted Stock in connection with the Offer and Merger is as follows:

Name of Executive Officer or Director	Number of Shares of Company Restricted Stock	Payments in Respect of Restricted Stock ($)
Richard Rudman	154,892	2,788,056
Stephen Vintz	94,293	1,697,274
Steven Pogorzelski	29,000	522,000
Mark Heys	67,472	1,214,496
Kevin Burns	4,054	72,972
Gary Golding	2,702	48,636
Gary Greenfield	3,379	60,822
Ronald Kaiser	1,757	31,626
Robert Lentz	1,351	24,318
Jit Sinha	—	—

Treatment of Company Restricted Stock Units.

The Merger Agreement provides that, as of the Acceptance Time, each award of restricted stock units (each a “Company RSU”) granted under the Company Equity Plans that is outstanding as of immediately prior to the

Acceptance Time will, as of the Acceptance Time, be cancelled in exchange for a payment equal to the Merger Consideration for each share of Company Common Stock underlying such Company RSU, whether or not vested as of the Acceptance Time, subject to any withholding of taxes required by applicable law. The Merger Agreement provides that for each Company RSU the vesting of which is subject to the attainment of performance goals for which the applicable performance period is not complete as of the Acceptance Time, the number of shares of Company Common Stock for which payment shall be made shall be equal to 100% of the number of shares of Company Common Stock that could be earned pursuant to such Company RSU assuming attainment of 100% of all applicable targets.

None of the Company’s non-employee directors hold Company RSUs. Based upon the holdings of Company RSUs as of April 11, 2014 and the Merger Consideration of $18.00, the consideration that each of the Company’s executive officers would receive with respect to their respective Company RSUs in connection with the Offer and Merger is as follows:

Name of Executive Officer	Number of Company RSUs	Payments in Respect of Company RSUs ($)
Richard Rudman	72,000	1,296,000
Stephen Vintz	53,000	954,000
Steven Pogorzelski	29,000	522,000
Mark Heys	40,000	720,000

Employment Agreements.

We are party to employment agreements with each of our executive officers which could entitle the officer to payments and benefits in the event of certain terminations of employment in connection with the transactions contemplated by the Merger Agreement.

Our employment agreement with Mr. Rudman entitles him to severance payments equal to 150% of his base salary (paid over the 18 month period following termination) and 150% of his target bonus (paid in a lump sum following his execution of a release of claims) and continuation of benefits for 18 months following the date of termination in the event of a termination of his employment by the Company “without cause” or his resignation for “good reason” (as those terms are defined in such agreement) during the period that begins 90 days prior to a change in control of the Company, which will occur upon the Acceptance Time, and ends on the six-month anniversary of the date of the change in control. Upon such a termination outside of this period, 100% of Mr. Rudman’s base salary and target bonus (rather than 150%) would be payable, and he would be entitled to continuation of benefits for 12 months (rather than 18 months) following the date of termination.

Our employment agreement with Mr. Vintz entitles him to severance payments equal to 100% of his base salary (paid out over the 12 month period following termination) and 100% of his target bonus (paid in a lump sum following his execution of a release of claims) and continuation of benefits for 12 months following the date of termination in the event of a termination of Mr. Vintz’s employment by the Company “without cause” or Mr. Vintz’s resignation for “good reason” (as those terms are defined in such agreement) during the period that begins on 90 days prior to a change in control of the Company, which will occur upon the Acceptance Time, and ends on the six-month anniversary of the date of change in control. Upon such a termination outside of this period, 100% of Mr. Vintz’s base salary (and no target bonus) would be payable, and he would be entitled to continuation of benefits for 12 months following the date of termination in such case.

Our employment agreement with Mr. Heys entitles him to severance payments equal to 100% of his base salary (paid out over the 12 month period following termination) and continuation of benefits for 12 months following the date of termination in the event of a termination of Mr. Heys’s employment by the Company “without cause” or Mr. Heys’s resignation for “good reason” (as those terms are defined in such agreement)

during the period that begins 90 days prior to a change in control of the Company, which will occur upon the Acceptance Time, and ends on the six-month anniversary of the date of the change in control. Upon such a termination outside of this period, 50% of Mr. Heys’s base salary (rather than 100%) would be payable, and he would be entitled to continuation of benefits for six months (rather than 12 months) following the date of termination.

Our employment agreement with Mr. Pogorzelski entitles him to severance payments equal to 100% of his base salary (paid out over the 12 month period following termination) and continuation of benefits for 12 months following the date of termination in the event of a termination of Mr. Pogorzelski’s employment by the Company “without cause” or Mr. Pogorzelski’s resignation for “good reason” (as those terms are defined in such agreement) during the period that begins 90 days prior to a change in control of the Company, which will occur upon the Acceptance Time, and ends on the six-month anniversary of the date of the change in control. Upon such a termination outside of this period, 50% of Mr. Pogorzelski’s base salary (rather than 100%) would be payable, and he would be entitled to continuation of benefits for six months (rather than 12 months) following the date of termination.

All of these severance benefits discussed above are conditioned upon the executive complying with any covenants regarding non-disclosure of confidential information, assignment of intellectual property rights, non-competition and/or non-solicitation applicable to the executive under any equity award agreement or other agreement entered into between the executive and the Company. All of the severance benefits are also subject to reduction so that they will not constitute “excess parachute payments” under Section 280G of the Internal Revenue Code, if such a reduction would put the executive in a better after-tax position than if the benefits are not so reduced. No such reduction is expected to apply to the executive officers based on our estimated calculations.

For purposes of all the employment agreements, “good reason” will occur if the Company (i) reduces the executive’s salary, (ii) materially reduces the executive’s authority or responsibilities, (iii) requires the executive to work in an office that is outside a 30-mile radius from the current location of the Company’s principal executive office, (iv) fails to obtain the assumption of, and agreement to perform, the employment agreement by a successor or (v) breaches a material term of the employment agreement or a material term of any other material agreement in effect between the executive and the Company, subject in each case to the executive providing the Company with notice and an opportunity to cure. For purposes of Mr. Rudman’s employment agreement, “good reason” will also occur if the Company (i) reduces Mr. Rudman’s target bonus opportunity, (ii) changes his title to other than Chief Executive Officer and President, (iii) changes the organizational structure of the Company to remove functional departments or business units from his purview or oversight, (iv) removes Mr. Rudman as Chairman of the Company Board (other than as a result of applicable legal or regulatory requirements), unless he ceases to be a member of the Company Board, (v) fails to nominate him for election as a member of the Company Board or (vi) changes his direct reporting relationship so that he is no longer reporting directly to the Company Board, subject in each case to Mr. Rudman providing the Company with notice and an opportunity to cure.

The foregoing summary of the provisions of the employment agreements with each of the Company’s executive officers does not purport to be complete and is qualified in its entirety by reference to the employment agreements, copies of which are filed as Exhibits (e)(7), (e)(8), (e)(9) and (e)(10) hereto and are incorporated herein by reference.

Based on compensation and benefit levels as of April 11, 2014, and assuming that, for purposes of the amounts set forth in the table below, each of the executive officers experiences a qualifying termination of employment on such date, such persons would be entitled to receive the listed cash payments and benefits set forth in the table below in addition to all of the payments described above with respect to Company equity awards. The date used to quantify these interests has been selected for illustrative purposes only.

Name of Executive Officer	Severance Cash Amount ($)	Benefits Cash Value ($)	Total ($)
Richard Rudman	1,350,000	24,195	1,374,195
Stephen Vintz	575,000	9,900	584,900
Mark Heys	275,000	16,357	291,357
Steven Pogorzelski	300,000	16,357	316,357

Employee Benefit Matters.

The Merger Agreement provides that as of the Acceptance Time and for a period of at least one (1) year following the Effective Time, Parent agrees to (i) provide each employee of the Company or its subsidiaries as of the Acceptance Time (each, an “Employee”) with employee benefits, base salary or wages, bonus opportunities and other compensation that are substantially comparable, in the aggregate, to those in effect for such Employee immediately prior to the Acceptance Time, to the extent that such benefits, salary, wages, bonus and other compensation plans, policies or agreements (other than those arising under applicable law) have been made available to Parent on or prior to the date of the Merger Agreement (provided that no equity or equity-based or change in control or other special or non-recurring compensation or benefits will be taken into account) and (ii) provide each Employee who incurs a termination of employment during the one (1) year period following the Acceptance Time with severance payments and severance benefits that are substantially comparable, in the aggregate, to the severance payments and severance benefits to which such Employee would have been entitled with respect to such termination under the severance plans or policies of the Company or the applicable subsidiary as in effect immediately prior to the Acceptance Time, to the extent such severance plans or policies (other than those arising under applicable law) have been made available to Parent on or prior to the date of the Merger Agreement. Parent also agrees that from and after the Acceptance Time it will honor all Benefit Agreements (as defined in the Merger Agreement) and each collective bargaining or works council agreement with any labor union, labor organization, works council or other body representing employees of the Company or its subsidiaries in accordance with their respective terms.

With respect to each benefit plan, program, practice, policy or arrangement maintained by Parent or its subsidiaries (including the Company following consummation of the Merger) following the Effective Time and in which any of the Employees participate (the “Parent Plans”), and except to the extent necessary to avoid duplication of benefits, Parent and Purchaser have agreed that for purposes of determining eligibility to participate, vesting, accrual of and entitlement to benefits (but not for accrual of defined benefit pension benefits) and all other purposes, service with the Company and its subsidiaries (or predecessor employers, to the extent the Company currently provides past service credit) will be treated as service with Parent and its subsidiaries. Each applicable Parent Plan will waive eligibility waiting periods, evidence of insurability requirements and pre-existing condition limitations to the extent waived or not applicable under the corresponding Benefit Plan (as defined in the Merger Agreement). Employees will be given credit under the applicable Parent Plan for amounts paid prior to the Effective Time during the plan year in which the Effective Time occurs under a corresponding Benefit Plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Plan.

Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance.

Parent and Purchaser have agreed that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Acceptance Time in favor of each present and former director and officer of the Company or any of its subsidiaries, and each individual who is serving or has served at the request of the Company as a director, officer or trustee of another corporation, partnership, association, limited liability company, joint venture, trust or other entity or organization, in each case as of the Acceptance Time (each such individual, an “Indemnified Party”), as provided in the Company’s and its subsidiaries’ respective certificates of incorporation or bylaws (or comparable organizational documents) or any indemnification or other agreements of the Company or any of its subsidiaries, in each case as in effect as of the date of the Merger Agreement, shall be honored and fulfilled in all respects following the Acceptance Time. The Company had previously entered into indemnification agreements with its directors and executive officers. These agreements confirm the Company’s obligations to indemnify the directors and officers to the fullest extent permitted by law. The agreements also provide that the Surviving Company will advance, if requested by an Indemnified Party, any and all expenses incurred in connection with a proceeding, subject to reimbursement by the indemnified person should a final judicial determination be made that indemnification is not available under applicable law. The Company’s obligations under the agreements continue after the Indemnified Party is no longer serving the Company with respect to claims based on the Indemnified Party’s service for the Company. In addition, the Merger Agreement provides that, for a period of six years after the Effective Time, Parent and its subsidiaries will cause the certificate of incorporation or bylaws (or comparable organizational documents) of each of the Surviving Company and its subsidiaries to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable to the Indemnified Parties as the indemnification, advancement of expenses and exculpation provisions contained in the certificates of incorporation and bylaws (or comparable organizational documents) of the Company and its subsidiaries as of the date of the Merger Agreement.

In addition, from and after the Acceptance Time to the date that is the sixth anniversary of the Effective Time, the Surviving Company and its subsidiaries are required to (and Parent has agreed to and will cause the Surviving Company and its subsidiaries to) indemnify and hold harmless each Indemnified Party from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, or proceeding before any governmental, legislative, judicial, administrative, arbitral or regulatory authority, agency, commission, body, court or tribunal, or with any investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent arising directly or indirectly out of or pertaining directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a director, officer, employee or agent of the Company or any of its subsidiaries at or prior to the Effective Time or (ii) any of the transactions contemplated by the Merger Agreement. Furthermore, during such period, the Company and its subsidiaries are required to (and Parent has agreed to and will cause the Surviving Company and its subsidiaries to) advance, prior to the final disposition for which indemnification may be sought under the Merger Agreement, all reasonable costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Party in connection therewith upon receipt of an undertaking by such Indemnified Party to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification. So long as any Indemnified Party, prior to the sixth anniversary of the Effective Time, delivers to Parent a written notice asserting a claim for indemnification under the provisions of the Merger Agreement, then such Indemnified Party’s right to advancement of costs, fees and expenses pursuant to the Merger Agreement with respect to the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved.

Prior to the Acceptance Time, the Company will purchase a six (6) year “tail” prepaid directors’ and officers’ liability insurance policy for a premium not to exceed 250% of the last annual premium paid prior to the date of the Merger Agreement on terms with respect to the coverage and amount that are substantially equivalent in the aggregate to those of the Company’s directors’ and officers’ liability insurance policy in effect as of the date of the Merger Agreement, for the benefit of the Indemnified Parties with respect to their acts or omissions occurring at or prior to the Effective Time (the “Tail Policy”). Parent is required to cause the Surviving Company to maintain the Tail Policy in full force and effect for the entire coverage period of the Tail Policy.

Other Relationships.

Gary G. Greenfield, one of our directors, currently holds a limited partnership interest representing approximately 2.3% of the capitalization of GTCR Co-Invest X AIV LP, a Cayman Islands exempted limited partnership which holds a less-than-one percent limited partnership interest in GTCR Canyon Holdings, an affiliate of Guarantor. As discussed below in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Company Board’s Recommendation — Background of the Offer,” the Company Board considered the potential conflict of interest of Mr. Greenfield’s investment in GTCR Co-Invest X AIV LP, a fact which had been previously disclosed to the Company Board. At a March 14, 2014 meeting, the Company Board discussed Mr. Greenfield’s investment in GTCR Co-Invest X AIV LP and determined at the meeting, with Mr. Greenfield not present for such determination, that Mr. Greenfield’s continued participation in the sale process would be beneficial and enhance the ability of the Company Board to consider and pursue the best interests of the Company and its stockholders. At the April 6, 2014 Company Board meeting, Mr. Greenfield abstained from the Company Board’s approval of the draft Merger Agreement and the transactions contemplated in connection therewith.

Arrangements with Certain Stockholders.

Series A Purchase Agreement.

On February 24, 2012, in connection with our acquisition of iContact Corporation, the Company issued 1,000,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), to JMI Equity Fund VI, L.P. (“JMI”), which had been a stockholder of iContact. Each share of Series A Preferred Stock is convertible into 3.0256 shares of Company Common Stock. JMI currently owns all 1,000,000 shares of outstanding Series A Preferred Stock. On April 6, 2014, in connection with the Merger Agreement, Parent and Purchaser entered into a separate stock purchase, non-tender and support agreement (the “Series A Purchase Agreement”) with JMI pursuant to which Purchaser agreed to purchase, following the Acceptance Time and subject to certain restrictions set forth in the Series A Purchase Agreement, all of JMI’s shares of the Series A Preferred Stock, including the associated rights to purchase Series B Junior Participating Preferred Stock. As discussed below in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Company Board’s Recommendation — Background of the Offer,” one of our directors, Jit Sinha, is a managing member of JMI. The Company Board was aware of such agreement and arrangements during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Statement and approved of such agreement for the purpose of applicable takeover statutes including Section 203 of the DGCL.

The summary of the Series A Purchase Agreement contained in the Offer to Purchase in Section 13 under the heading “The Merger Agreement; Other Agreements” is incorporated by reference herein. Such summary does not purport to be complete and is qualified in its entirety by reference to the Series A Purchase Agreement, a copy of which is filed as Exhibit (e)(11) hereto.

Tender and Support Agreements.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into separate tender and support agreements (the “Tender and Support Agreements”) with Okumus Fund Management Ltd. (“Okumus”), Richard Rudman, the Company’s Chairman and Chief Executive Officer, and Stephen Vintz, the Company’s Executive Vice President, Chief Financial Officer and Treasurer, together representing 27.7% of the outstanding Shares as of April 7, 2014. Under the Tender and Support Agreements, Okumus, Mr. Rudman and Mr. Vintz each agreed to tender all of their respective Shares in the Offer, except with respect to shares of Company Restricted Stock held by Messrs. Rudman and Vintz, in which case, any tender first requires the Company to grant appropriate waivers, consents or approvals to permit holders of shares of Company Restricted Stock to tender such shares in the Offer. The Company Board was aware of such agreements and arrangements during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Statement and approved of such agreements for the purpose of applicable takeover statutes including Section 203 of the DGCL.

The summary of the Tender and Support Agreements contained in the Offer to Purchase in Section 13 under the heading “The Merger Agreement; Other Agreements” is incorporated by reference herein. Such summary does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreements, copies of which are filed as Exhibits (e)(12), (e)(13) and (e)(14) hereto.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Company Board.

The Company Board, during a meeting held on April 6, 2014, by a unanimous vote of those voting, with Mr. Greenfield abstaining, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders and adopted and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Accordingly, the Company Board recommends that holders of Shares accept the Offer and tender their Shares in the Offer.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer.

In pursuing its objective of enhancing stockholder value, the Company Board and our management have regularly evaluated our business and operations, our long-term strategic goals and alternatives and our prospects as an independent company. The Company Board and our management have also regularly reviewed and assessed trends and conditions impacting the Company and its industry, changes in the marketplace and applicable law, and the Company’s competitive market position, growth and revenue potential. As part of the Company Board’s ongoing review of the Company and its position in its industry, the Company Board has also considered opportunities for a variety of transactions, including potential strategic acquisitions, dispositions and business combinations, and from time to time our management has had general, high-level discussions with third parties relating thereto.

On July 9, 2013, the Company received an unsolicited letter expressing non-binding interest from Party A in pursuing a transaction valuing the Company at $15.00 per share. The letter asked the Company to enter into a non-disclosure agreement with Party A. The Company responded to Party A that the Company would discuss Party A’s letter at the next regularly scheduled meeting of the Company Board.

On August 20, 2013, following a general, high-level telephone conversation with Mr. Rudman, the Company’s Chief Executive Officer, President and Chairman, in early July 2013 concerning the Company and the general direction of its business, representatives of GTCR had an introductory, in-person meeting with Mr. Rudman at the Company’s headquarters and engaged in another general conversation concerning the Company, its business and opportunities and possible directions the Company’s business might take.

At its regular meeting on August 28, 2013, the Company Board, with the assistance of our management, reviewed the Company’s operating strategy and priorities, performance and long range financial and operational plans as well as potential strategic and financial alternatives that may be available to the Company, including continuing as an independent entity. In addition, the Company Board invited Stifel (as defined below) to present its view of potential strategic and financial alternatives that might be available to the Company at this meeting. Stifel had a long-standing relationship with the Company, however, as discussed below, Stifel was not formally engaged with respect to any potential alternatives until January 13, 2014. The Company Board also discussed potential responses to Party A’s letter. Following the discussion, the Company Board authorized management to enter into a non-disclosure agreement with Party A and to provide limited, high-level financial and operational non-public information to Party A. The Company Board noted that, while the Company was not for sale, any proposal from Party A might be used to inform further the Company Board’s review of potential alternatives. The Company Board also authorized management to work with Stifel over the next 30 days to continue to analyze various strategic and financial alternatives for the Company Board to consider, including preparing a preliminary list of potential business combination candidates.

On September 13, 2013, Party A entered into a non-disclosure and standstill agreement with us. Prior to sharing any non-public information with Party A, we informed Party A that certain of the requested information was not readily available to the Company and that the Company decided to defer discussions regarding a potential transaction until a later time.

As a follow-up to the August 28 meeting, at its regular meeting on September 18, 2013, the Company Board, with the assistance of Stifel, continued to review various strategic and financial alternatives as well as the risks and benefits associated with those alternatives. Stifel also presented a preliminary list of strategic and financial buyers and business combination candidates, together with relevant analysis of the financial wherewithal, deal history, reputation and background of such candidates. Following discussion, the Company Board authorized management to engage Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”) as the Company’s legal advisor related to a potential transaction.

At its regular meeting on November 7, 2013, the Company Board, with the assistance of management, reviewed and discussed the Company’s performance for the third quarter of 2013 as well as the financial and operational outlook for the Company in the fourth quarter of 2013 and into 2014. Mr. Rudman and Mr. Vintz, the Company’s Executive Vice President, Chief Financial Officer and Treasurer, presented their views concerning potential strategic alternatives for the Company, including a divestiture of the iContact business, as well as the risks and benefits associated with those alternatives. Following detailed discussion, the Company Board authorized management to contact a limited number of potential strategic buyers for the iContact business, as the Company Board believed that a strategic party was more likely to offer an attractive price for the iContact business. The Company Board further authorized management to discuss a potential engagement to advise the Company Board in its review of strategic alternatives available to the Company with Stifel and one other investment banking firm with experience comparable to Stifel.

In accordance with the Company Board’s authorization to contact potential strategic buyers for the iContact business, our management reached out to a strategic party who our management believed, based on the nature of its business and its position in the industry, might have potential interest in exploring an acquisition of the Company’s iContact business. The party entered into a non-disclosure agreement with the Company, following which the Company provided limited non-public information and engaged in preliminary, high-level conversations concerning the iContact business. As a result of the Company Board’s subsequent determination to pursue potential interest in the entire Company, discussed below, the Company did not pursue more detailed discussions with this party.

On December 4, 2013, GTCR delivered to the Company Board an unsolicited indication of interest for the acquisition of all of the outstanding equity securities of the Company. GTCR’s conditional and non-binding indication of interest reflected a proposed price of $14.50 to $15.00 per share in cash and included a request for the Company to enter into a 30 day period of exclusivity with GTCR.

At its regular meeting on December 13, 2013, in furtherance of the Company Board’s review of various alternatives to enhance stockholder value, at the Company Board’s invitation, representatives of Stifel and the other investment banking firm presented their respective analyses concerning the Company’s consolidated business and individual product lines, as well as various potential strategic and financial alternatives. Additionally, Stifel and the other investment banking firm discussed their preliminary financial analyses regarding proposed alternatives, including potential parties who might be viable candidates with respect to a potential transaction. The Company Board discussed the various alternatives, which included selectively selling, spinning off or splitting off certain of the Company’s product lines; a possible sale of the Company in its entirety; and remaining independent. In its discussions, the Company Board considered the complexity and risks of carving out assets and liabilities of the business, including potential adverse tax consequences, that the

Company’s business lines were not being operated on a standalone basis and that many of the Company’s customers viewed the Company’s services as an integrated solution. The Company Board also discussed the benefits and risks of permitting parties interested in only portions of the Company’s businesses to partner to make joint proposals for the entire Company. The Company Board determined that, given the significance of the risks associated with selling individual business lines of the Company, a sale of the entire Company was a preferable alternative to a sale of one or more portions of the Company. Further, the Company Board determined that, given the uncertainty and risks of partnering relationships, it was preferable to explore parties’ potential interest in the entire Company. In this context, our management reported to the Company Board on communications regarding resuming discussions with Party A and the status of Party A’s due diligence process and determined to extend that process to include GTCR. In addition, the Company Board compared the respective approaches of Stifel and the other investment banking firm and their respective presentations and noted Stifel’s history with, and knowledge of, the Company and its business and the industries in which the Company operates. Following discussion, the Company Board approved engaging Stifel to continue to interact with Party A and GTCR as well as other potential buyers in connection with the strategic alternative of a potential sale of the entire company.

On December 23, 2013, GTCR entered into a non-disclosure and standstill agreement with us.

Over the next two months, while continuing to engage with Party A and GTCR, Stifel contacted 21 other parties to solicit potential interest in acquiring the entire Company. The parties contacted consisted of eight strategic parties and 13 private equity firms, which parties and firms were selected on the basis of being viewed as having the potential interest, financial resources and industry experience to engage in a potential strategic transaction with the Company. Seven of these parties, including Party E (the strategic party discussed below) and six private equity firms, entered into non-disclosure and standstill agreements with us.

The Company formally executed a letter agreement with Stifel dated January 13, 2014 to engage Stifel as its financial advisor in connection with the planning, execution and closing of a potential sale of the entire Company.

In this two month period, we also received unsolicited interest in a possible acquisition from three private equity firms, Party B, Party C and Party D:

•	On January 16, 2014, Party B delivered to the Company an unsolicited, non-binding indication of interest expressing its interest in discussing a negotiated transaction to acquire 100% of the common stock of the Company for $15.50 to $16.50 per share.

•	On January 22, 2014, Party C delivered to the Company an unsolicited, non-binding indication of interest to acquire 100% of the Company in an all-cash transaction for $18.00 to $20.00 per share. Following a period of due diligence, Party C sent a revised letter dated February 6, 2014 indicating two alternative acquisition proposals: (1) an acquisition of all of the Company’s businesses except the iContact and marketing lines of business for a total enterprise value of $250 million in cash; or (2) an acquisition of all of the Company’s businesses except the marketing line of business for a total enterprise value of $350 million in cash. Following discussions with Stifel in which Stifel expressed the Company Board’s preference for proposals to acquire 100% of the Company’s outstanding securities, Party C sent a further revised letter dated February 11, 2014 including an additional proposal to acquire 100% of the equity interests of the Company in an all-cash transaction for $15.50 to $16.00 per share.

•	On February 7, 2014, Party D delivered to the Company an unsolicited, non-binding indication of interest to acquire 100% of the stock of the Company for $16.00 to $17.00 per share.

Each of these parties also entered into non-disclosure and standstill agreements with us.

On January 16, 2014, representatives of GTCR attended an in-person management presentation given by members of the Company’s management, including Mr. Rudman, focusing on the Company’s operations, financial performance and outlook.

On January 24, 2014, GTCR delivered a non-binding indication of interest to acquire the Company’s public relations line of business for $210 million. On February 4, 2014, a representative of Stifel communicated to a representative of GTCR the Company Board’s preference for a sale of the entire Company.

Also on February 4, 2014, Mr. Rudman met with a representative of a strategic party, Party E, to discuss Party E’s potential interest in exploring a potential acquisition of the Company. Mr. Rudman suggested that Party E contact Stifel if it had interest in receiving additional information or engaging in further discussions in this regard. A representative of Stifel had subsequent conversations with representatives of Party E, and representatives of Party E met with our management on two separate occasions prior to sending the March 7, 2014 indication of interest referenced below.

On February 11, 2014, the Company received a revised, non-binding indication of interest from Party A expressing its belief that it could pursue a transaction valuing all of the Company’s outstanding common stock at $16.00 to $17.00 per share.

On February 13, 2014, in response to an inquiry from GTCR regarding its January 24, 2014 proposal, a representative of Stifel communicated to a representative of GTCR that the Company was considering proposals for an acquisition of the entire Company. On February 18, 2014, representatives of the Company and representatives of GTCR engaged in a subsequent discussion concerning a potential acquisition of the entire Company.

The 12 potential buyers that had entered into non-disclosure and standstill agreements with us, including Party A and GTCR, were provided with due diligence materials containing financial information about the Company and access to a virtual data room. Stifel assisted the Company’s management in delivering certain non-public information in limited responses to specific diligence questions raised by the potential buyers and their advisors and other representatives. Our management also gave presentations to nine of these potential buyers, including Party A and GTCR.

In late February 2014, Stifel received oral notifications from Party A and certain of the contacted parties that they were withdrawing from the process, and other parties, such as Party B, disengaged without any such notification. Except for the indications of interest described in this “Background of the Offer,” no other parties contacted as part of the process submitted indications of interest to the Company.

On February 20, 2014, a representative of Stifel requested an update from a representative of GTCR regarding GTCR’s proposed price to acquire all of the Company. The representative of GTCR indicated that GTCR’s valuation was at the high end of the $14.50 to $15.00 per share range indicated in GTCR’s prior indication of interest. The representative of Stifel indicated that a price within that range was not likely to be competitive.

On February 27, 2014, GTCR submitted a revised indication of interest to acquire all of the outstanding equity securities of the Company for $16.75 in cash. The letter indicated that GTCR expected the Company’s primary stockholders, including Okumus and JMI, to enter into customary support agreements in favor of GTCR’s proposal.

Throughout January and February 2014, the Company Board held weekly telephonic briefings, at which Stifel and Skadden Arps were present and at which the Company Board discussed each of the expressions of interest received from potential buyers as well as the status of the due diligence process. The Company Board continued to be of the view that given the risks associated with selling individual business lines of the Company, a sale of the entire Company was a preferable alternative to a sale of one or more portions of the Company. In this context the Company Board discussed the preliminary nature of the letters, as none of the letters received included committed financing or other detailed terms, and the need to align the terms of the outstanding proposals to enable the Company Board to more effectively compare them with a view to potentially selecting a limited number of potential buyers to continue to a next phase in the Company’s process of exploring a potential sale. The Company Board considered that this next phase could include sharing more detailed due diligence information concerning the Company as well as a form of merger agreement to which the potential buyers would be asked to respond.

At the Company Board’s direction, on February 28, 2014, Stifel sent instruction letters to the remaining potential buyers in the process, GTCR, Party C and Party D, requesting each such party to submit an indication of interest to acquire 100% of the capital stock of the Company containing certain detailed terms, including, among other things, the cash price that the potential buyer would pay per fully-diluted share of common stock of the Company. The letter set a submission deadline of March 5, 2014. In addition, on March 5, 2014, Stifel sent instructions to Party E requesting a submission by March 7, 2014.

On February 28, 2014, a representative of Stifel had a conversation with a representative of a strategic party, Party F, which the Company had contacted earlier in connection with the process. The representative of Party F expressed potential interest in the Company’s public relations line of business. The Stifel representative indicated to Party F that the Company’s strong preference at this time was for proposals for a sale of the entire Company.

In response to the Company’s instruction letter, on March 5, 2014, Party D submitted a non-binding indication of interest to acquire 100% of the fully-diluted common stock of the Company for $16.25 per share in cash.

In addition, on March 5, 2014, GTCR submitted a non-binding indication of interest to acquire 100% of the outstanding equity securities of the Company for $17.50 per share in cash. The letter expressly stated that the proposal excluded unvested restricted stock awards and stock options with no “single trigger, double trigger or walkaway provisions.” In addition, as in GTCR’s February 27, 2014 letter, this letter noted that it expected the Company’s primary stockholders, including Okumus and JMI, to enter into customary support agreements in favor of GTCR’s proposal. As a condition of proceeding, GTCR requested exclusivity with us for a period of ten business days and included a form of exclusivity agreement with its letter.

Prior to the March 5, 2014 submission deadline, Party C informed Stifel that it was withdrawing from the process and would not be submitting a proposal.

On the morning of March 7, 2014, the Company received a non-binding indication of interest from Party E to acquire the Company in a transaction, valuing the outstanding common stock at $17.00 per share.

On the afternoon of March 7, 2014, the Company Board met telephonically to discuss the proposals received from GTCR, Party D and Party E. At the meeting, a representative of Skadden Arps reviewed with the Company Board the directors’ fiduciary duties in connection with consideration of a potential sale of the Company. Representatives of Stifel summarized the financial elements of each proposal and provided a financial analysis of the respective price ranges proposed by GTCR, Party D and Party E as compared to the historical trading performance of Company Common Stock and implied valuation multiples of estimated Company performance. With the assistance of Stifel and Skadden Arps, the Company Board engaged in a wide-ranging discussion regarding responses to the proposals in the context of the Company Board’s continuing review of strategic alternatives to enhance stockholder value and the benefits and risks associated with each of the proposals. The Company Board also again considered the benefits and risks associated with partnering parties that had expressed interest in portions of the business. With respect to the proposals, the Company Board considered, among other things, the price per share, potential regulatory approval and other consummation risks, the likelihood of reaching agreement with each party on the terms proposed and the possible timing needed to do so. In this context, the Company Board also considered potential conflicts of interest of the directors, including Mr. Greenfield’s investment in an affiliate of Guarantor as a limited partner and our director Jit Sinha’s position as a managing member of JMI, the owner of the Company’s outstanding Series A Preferred Stock, in each case noting these facts had been previously disclosed to the Company Board. Following the discussion, the Company Board determined to continue negotiations with GTCR regarding its proposal. The Company Board authorized Stifel to negotiate with GTCR to seek to further improve its proposal, and authorized management, in the event of any such improvements, to grant exclusivity for the limited ten business day period. On this date, our common stock closed at a per share price of $13.64.

On March 8, 2014, following further discussions between Stifel and GTCR, the Company received a revised “best and final” indication of interest from GTCR to acquire 100% of the capital stock of the Company, valuing the outstanding common equity securities of the Company at $18.00 per share and the outstanding Series A Preferred Stock at $77.30 per share, the stated value required to be paid in connection with the closing of the transactions contemplated by the Merger Agreement pursuant to the Series A Preferred Stock Certificate of Designation. The revised letter did not exclude any outstanding restricted stock awards or stock options. The letter reiterated GTCR’s expectation for support agreements. In making its proposal, GTCR also reiterated its condition that the Company enter into a ten business day period of exclusivity.

Later in the day on March 8, 2014, following discussion among Company management and representatives of Stifel and Skadden Arps, we entered into a period of exclusivity with GTCR expiring at 5:00 p.m. (Eastern Time), on March 23, 2014 in order to negotiate with GTCR its March 8th proposal.

On March 12, 2014, Reuters published a report citing anonymous sources and stating that, among other things, the Company was exploring a sale process and had retained Stifel in connection with such process, and that GTCR was among the interested parties. On that day, our common stock closed at a per share price of $13.73.

Over the course of the next three weeks, representatives of the Company, Stifel and Skadden Arps held telephonic due diligence meetings and exchanged information with representatives of GTCR, Latham & Watkins LLP, counsel to GTCR (“Latham & Watkins”), and GTCR’s other representatives. Throughout the process leading to the execution of the Merger Agreement, the Company also made available extensive legal, business and financial information concerning the Company in its virtual data room to representatives of GTCR, Latham & Watkins and GTCR’s other representatives. The Company Board continued to believe that GTCR’s proposal represented an attractive alternative for maximizing stockholder value.

On March 13, 2014, Skadden Arps circulated to Latham & Watkins an initial draft of the Merger Agreement for the sale of the Company.

On March 14, 2014, Latham & Watkins provided a draft equity commitment letter pursuant to which Guarantor would provide equity financing for the transactions contemplated by the Merger Agreement, a draft limited guaranty and a form of shareholder support agreement. On March 23, 2014, GTCR circulated to Stifel a draft of a debt commitment letter from GTCR’s prospective lenders.

In the period leading up to the execution of the Merger Agreement, Skadden Arps and Latham & Watkins exchanged mark-ups of the draft Merger Agreement and other transaction documents and discussed and negotiated proposals with respect to items that remained open in these agreements. During that period of time, Stifel representatives and members of the Company’s management also discussed and negotiated with GTCR representatives various terms and conditions of the proposed transactions. Key issues discussed included each party’s termination rights and fees, the Company’s rights with respect to competing acquisition proposals, including whether the Company would have a “go shop” period after announcement of the Merger Agreement, each party’s rights and remedies in the event of a failure of GTCR’s debt financing and the level of cooperation of the Company with GTCR in obtaining such financing, the legal structure of the acquisition and the parties that would be required to enter into support agreements with GTCR and the terms of such agreements.

In parallel, representatives of Skadden Arps and Latham & Watkins negotiated with counsel to JMI regarding the Series A Purchase Agreement, an initial draft of which Latham & Watkins had provided on March 29, 2014, and negotiated with counsel to GTCR’s prospective lenders regarding the terms of the debt commitment letter.

The Company Board continued to meet on a weekly basis prior to the execution of the Merger Agreement, among other things, to receive updates on the process from our management and representatives of Stifel and Skadden Arps and to discuss issues in connection with the negotiations with GTCR, including the importance of certainty of consummation of the contemplated transactions, particularly with respect to debt financing, as well as the anticipated timeframe of consummating the transactions.

At its March 14, 2014 meeting, the Company Board considered the status of discussions on transaction issues with GTCR and continued to evaluate and discuss the merits of the proposed transaction. Also at this meeting, the Company Board again discussed Mr. Greenfield’s investment in an affiliate of Guarantor and Mr. Sinha’s role as a managing member of JMI. The Company Board did not view that Mr. Sinha’s relationship with JMI should preclude his further participation in the sale process. In addition, the Company Board determined at the meeting, with Mr. Greenfield not present for such determination, that Mr. Greenfield’s knowledge and experience with sale transactions would be beneficial and enhance the ability of the Company Board to consider and pursue our and our stockholders’ best interests.

On March 21, 2014, the Company Board met telephonically. Our management and representatives of Stifel and Skadden Arps updated the Company Board on the status of their respective discussions with GTCR and Latham & Watkins and described the key issues being negotiated. The Company Board also discussed contingencies should GTCR’s exclusivity period expire without the parties reaching an agreement, and authorized Stifel and our management to reach out to other parties previously contacted by the Company and Stifel during the sale process, including Party E and Party F, in the event GTCR’s exclusivity expired. However, based on the per share price proposed by Party D relative to the per share price in Party E’s and GTCR’s proposals, the Company Board did not view Party D’s proposal as actionable at this time.

Also on March 21, 2014, a representative of Stifel received a letter from Party F, which had spoken with a representative of Stifel on February 28, 2014 but had not followed up with any formal expression of interest, expressing a “strong interest” in discussing a potential acquisition of the Company. The letter did not provide any indication of value or any specific terms. Party F did not enter into a non-disclosure and standstill agreement with us at any time during the sale process.

A representative of Stifel received a call from a strategic party, Party G, which Stifel had contacted earlier in the sale process. Party G expressed potential interest in exploring an acquisition of the Company’s public relations line of business.

On March 24, 2014, following the expiration of GTCR’s exclusivity period, a representative from Stifel contacted Party E’s financial advisor and orally instructed the advisor that in order to remain competitive Party E would need to increase its price and offer details on any prospective financing and the level of internal approval that Party E’s proposal had received. The Stifel representative subsequently reconfirmed this message over the next several days. The Company did not receive any revised indication of interest or follow-up response from Party E.

During this week, following the expiration of the Company’s exclusivity period, Mr. Rudman contacted a representative of Party F and suggested that if Party F were interested in exploring a transaction, Party F would need to provide a more detailed expression of interest. The Company did not receive any revised indication of interest or follow-up response from Party F.

On March 28, 2014, the Company Board met telephonically and received a further update from Stifel and Skadden Arps on the status of the negotiations among the parties as well as an update on the status of conversations that week with Party E and Party F and the interest received from Party G.

On March 30, 2014, a GTCR representative called a Stifel representative and noted that due to publicly announced developments with the pending offer of an affiliate of GTCR to acquire Cision AB, a Swedish limited liability company (“Cision”), GTCR was not prepared to move forward with its proposal for the Company until additional information was available regarding the status of the pending transaction with Cision. Our management promptly informed the Company Board concerning this development.

On April 4, 2014, a representative from GTCR called a representative from Stifel and indicated that GTCR was prepared to move quickly to finalize an acquisition agreement with the Company.

Also on April 4, 2014, the Company Board met telephonically to discuss the status of the negotiations with GTCR. A representative of Stifel updated the Company Board on the information received from the GTCR representative. The Company Board directed our management, Stifel and Skadden Arps to continue negotiations with GTCR and Latham & Watkins to determine if agreement could be reached on the open issues.

The parties continued in negotiations over the next two days around open terms in the draft Merger Agreement and other transaction documents, including the Company’s termination rights and remedies in the event of a failure of GTCR’s debt financing with respect to the contemplated transactions.

On the morning of April 6, 2014, Skadden Arps and Latham & Watkins agreed on a form of the Merger Agreement that the Company’s management would send to the Company Board for consideration. The Company circulated the draft of the Merger Agreement to the Company Board, noting the changes to the draft that had been provided to the Company Board previously.

On the afternoon of April 6, 2014, the Company Board held a special meeting, which members of our senior management and representatives of Skadden Arps and Stifel attended. Prior to this meeting, the members of the Company Board were provided with materials related to the proposed Offer and Merger. At the meeting:

•	a representative of Skadden Arps reviewed with the Company Board its fiduciary duties in considering the proposed transactions;

•	a representative of Skadden Arps reviewed the terms of the draft Merger Agreement and other transaction documents;

•	the Company Board considered the positive and negative factors and risks in connection with the proposed transactions, as discussed in “— Reasons for the Recommendation”; and

•	a representative of Stifel made a financial presentation and rendered to the Company Board Stifel’s oral opinion, subsequently confirmed in writing, that, as of April 6, 2014, and based upon and subject to the various factors, assumptions, qualifications and limitations set forth in the written opinion, the $18.00 per share to be received by holders of shares of the Company Common Stock (other than Parent, Purchaser or any other subsidiary or affiliate of Parent and holders who are entitled to demand, and who properly demand, appraisal of shares pursuant to, and who comply with, Section 262 of the DGCL) pursuant to the proposed Offer and the Merger was fair, from a financial point of view, to such holders as discussed in “— Opinion of the Company’s Financial Advisor.” Such opinion is attached hereto as Annex B and incorporated herein in its entirety.

The Company Board again reviewed with management the outlook for the Company’s businesses if the Company were to remain independent and the risks associated with potentially separating certain businesses in a sale of one or more the Company’s lines of business. In view of the risks associated with potential separations and the execution of the Company’s plan and the terms of the transactions set forth in the proposed form of Merger Agreement with GTCR, the Company Board continued to view a sale of the entire Company as the alternative offering the best value reasonably available for Company stockholders. Following a lengthy and detailed discussion and following careful consideration of the proposed form of the Merger Agreement and the transactions contemplated by the Merger Agreement, with Mr. Greenfield abstaining, the Company Board, acting by unanimous vote of the members voting: (i) approved the draft Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, declaring them fair to, advisable and in the best interests of the Company and its stockholders and authorizing the Company to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement, (ii) approved the Rights Amendment (as defined below), (iii) approved and adopted the Merger Agreement and approved the transactions contemplated by the Merger Agreement, the Series A Purchase Agreement and the Tender and Support Agreements for the purposes of any applicable takeover statutes, including Section 203 of the DGCL, and (iv) resolved to recommend to the holders of Shares that they accept the Offer and tender their Shares to Purchaser in the Offer.

Later that day, the Company, Parent and Purchaser executed and delivered the Merger Agreement and the applicable parties executed and delivered the other transaction documents. GTCR also delivered to the Company executed copies of the debt commitment letter and a related redacted fee letter.

From the date of the original indication of interest on July 9, 2013 through the execution of the Merger Agreement, the Company’s common stock closed at prices ranging from $8.27 to $14.92 per share. On April 4, 2014, the last trading day before the announcement of the transaction, our common stock closed at a per share price of $12.18.

Prior to the opening of the markets on April 7, 2014, the Company issued a press release announcing the proposed transaction. The press release is filed as Exhibit (a)(1)(G) to this Statement, and is hereby incorporated herein by reference. Upon announcement of the transaction, none of the potential buyers with respect to the Company’s sale process are subject to standstill provisions with the Company prohibiting such party from asking the Company to waive such provisions.

For purposes of this “Background of the Offer,” the term “GTCR” refers collectively to Parent, Purchaser and their respective affiliates.

Reasons for the Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the holders of Shares accept the Offer and tender their Shares in the Offer, the Company Board considered numerous factors in consultation with the Company’s senior management, outside legal counsel and financial advisor, including the following material reasons that the Company Board believes supported its determinations:

•	Financial Condition and Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, competitive position in its industry, business strategy, strategic options and prospects of the Company, as well as the Company’s financial prospects if it were to remain as an independent public company. The Company Board considered the prospective risks to the Company as a stand-alone entity, including the financial condition and prospects of the Company and execution risk associated with management’s business plan for the Company as well as the “risk factors” set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The Company Board also discussed the benefit to the holders of Shares of an acquisition at a significant premium to the unaffected market price without being subject to the risks referred to above.

•	Cash Consideration; Certainty of Value. The Company Board noted that the form of consideration to be paid to holders of Shares in the Offer and the Merger was all cash (supported by committed financing) and considered the certainty of value and liquidity of such cash consideration.

•	Transaction Financial Terms; Premium to Market Price. The Company Board considered historical market price, volatility and trading information with respect to Company Common Stock, including that the Offer Price represents a premium of 48% over the Company’s closing share price on April 4, 2014, the last trading day prior to announcement, and a premium of approximately 79% over the twelve-month volume weighted average share price for the period ended April 4, 2014.

•	Stifel Fairness Opinion. The Company Board considered the financial presentation and opinion, dated April 6, 2014, of Stifel to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $18.00 per Share consideration to be received in the Offer and the Merger by holders of Shares (other than for shares owned by the Company as treasury stock, by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, or by any stockholder of the Company who or which properly exercises appraisal rights pursuant to Section 262 of the DGCL), which opinion was based on and subject to the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken as more fully described below in “— Opinion of the Company’s Financial Advisor” and as set forth in its entirety as Annex B hereto and incorporated herein by reference.

•	Strategic Alternatives. The Company Board’s belief, after a comprehensive review of other strategic opportunities reasonably available to the Company, the results of the sale process, the financial prospects of the Company and management’s business plan for the Company, in each case, taking into account the potential benefits, risks and uncertainties associated with those other opportunities, including risks and uncertainties associated with the possible sale of individual business lines or segments, that a sale of the Company through consummation of the Offer and the Merger represents the Company’s best reasonably available prospect for maximizing stockholder value.

•	Negotiations of Merger Agreement. The Company Board considered the fact that the Merger Agreement was negotiated at arm’s-length between the Company and GTCR and its affiliates with the assistance of their respective legal and financial advisors.

•	Tender Offer Structure. The fact that the transaction is structured as a tender offer, so that (i) the completion of the Offer and delivery to the holders of Company Common Stock of the Offer Price can occur on a prompt basis, reducing the period of uncertainty during the pendency of the transaction to the Company’s stockholders, employees and customers and (ii) the completion of the Offer will be followed by a second-step merger, in which holders of Company Common Stock who do not tender their Shares in the Offer will receive the same cash price as the Offer Price.

•	Terms of the Merger Agreement. The Company Board believed that, taken as a whole, the provisions of the Merger Agreement were favorable to the Company’s stockholders. In particular:

•	Ability to Consider Alternative Transactions and to Terminate the Merger Agreement. The Company Board considered the provisions of the Merger Agreement that prohibit the Company from soliciting an alternate acquisition proposal from a third party. In that regard, the Company Board noted that it would be permitted to furnish non-public information to, and engage in discussions or negotiations with, any third party that submits to the Company a bona fide written acquisition proposal that was unsolicited, provided that, among other conditions, the Company Board determines in good faith (after consultation with its financial and outside legal advisors) that such proposal constitutes or could reasonably be expected to lead to a “superior proposal.” The Company Board also considered that it would be able to terminate the Merger Agreement to enter into an acquisition agreement with respect to a superior proposal and noted that the exercise of this right would require the Company to pay Parent a termination fee of $13 million.

•	Ability to Change Recommendation to Stockholders. The Company Board considered that it retained the ability to withhold, withdraw, modify or qualify its recommendation to the Company’s stockholders, if it concludes in good faith (after consultation with its outside legal counsel) that a failure to do so would be inconsistent with the Company Board’s fiduciary duties (with certain limitations) in connection with the receipt of a “superior proposal” or the occurrence of an “intervening event.” The Company Board also noted that the exercise of this right would give Parent the right to terminate the Merger Agreement and require the Company to pay Parent the termination fee.

•	Specific Performance and Monetary Damages. The Company Board considered that the Company would be entitled to seek specific performance or monetary damages, subject to the limitations and conditions in the Merger Agreement, in the event that Parent breaches the Merger Agreement or fails to complete the Offer when required to do so. The Company Board also considered that, in the event the transactions are not consummated, Parent in certain circumstances would be required to pay the Company a reverse termination fee of $29 million.

•	Terms of the Tender and Support Agreements. The Company Board considered the fact that the terms of the Tender and Support Agreements to be entered into would not preclude the Company from accepting a “superior proposal” because such support agreements would terminate upon a change in the Company Board recommendation in accordance with the Merger Agreement.

•	Likelihood of Consummation. The Company Board considered the likelihood that the Offer and the Merger will be consummated. In particular, the Company Board took into account:

•	the reputation and financial condition of GTCR and its affiliates;

•	that consummation of the Offer is conditioned on the Minimum Condition being satisfied and that such minimum tender condition could not be waived by Parent;

•	that Purchaser, subject to its limited rights to terminate the Offer, would be required to extend the Offer, at the Company’s request, for up to 30 business days beyond the initial expiration date of the Offer if the Minimum Condition were not satisfied as of such date;

•	that Parent may terminate the Merger Agreement if the Offer is not consummated by July 7, 2014, subject to a 90-day extension if all conditions to closing except U.S. antitrust clearance have been satisfied; and

•	the Company’s ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including, subject to the limitations and conditions in the Merger Agreement, the consummation of the Offer and the Merger.

•	Appraisal Rights. The availability of statutory appraisal rights under Delaware law in the Merger for stockholders who do not tender their Shares in the Offer and otherwise comply with all of the required procedures for perfecting appraisal rights under Delaware law.

•	Financing. The limited number and nature of the conditions to funding set forth in the debt and equity commitment letters and the likelihood that such conditions will be timely met and the financing provided in a timely manner, and the obligation of Parent and Purchaser to use reasonable best efforts to obtain the debt financing, and if Parent and Purchaser fail to consummate the Offer and the Merger, under certain circumstances, for Parent or Purchaser to pay us a termination fee.

•	Commitment Letters. The receipt of commitment letters from Purchaser’s sources of financing for the Offer and the Merger, and the terms of such commitment letters.

The Company Board also considered potential risks or negative factors relating to the Offer and the Merger, including the following:

•	Risk of Non-Consummation. The Company Board considered the risk that the proposed Offer and Merger might not be consummated and the effect of the resulting termination of the Merger Agreement on:

•	the market price of the Shares;

•	the potential requirement to make a termination fee payment; and

•	the Company’s ability to attract and retain key personnel.

•	Restrictions on Soliciting Proposals. The Company Board considered that the Merger Agreement prohibits the Company from soliciting acquisition proposals from third parties.

•	Future Growth. The Company Board considered the fact that if the Merger is consummated, the Company will no longer exist as an independent company, and the Company’s stockholders will no longer participate in the future growth and profits of the Company or benefit from any increases in the value of Company Common Stock.

•	Transaction and Opportunity Costs. The Company Board considered that the Company would incur significant transaction and opportunity costs attempting to consummate the transactions contemplated by the Merger Agreement.

•	Possible Disruption of Business. The Company Board considered the possible disruption to the Company’s business that may result from the announcement of the transactions contemplated by the Merger Agreement and the resulting distraction of the attention of the Company’s management and employees. The Company Board also considered the fact that the Merger Agreement contains limitations regarding the operation of the Company during the period between the signing of the Merger Agreement and the consummation of the Merger.

•	Offer and Merger Consideration Taxable. The Company Board considered that the cash consideration to be received by the Company’s stockholders in the Offer and the Merger would be taxable to the stockholders.

•	Termination Fee. The Company Board considered the termination fee of $13 million that could become payable pursuant to the Merger Agreement under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal.

•	Reverse Termination Fee. The Company Board considered the reverse termination fee of $29 million that could become payable in the event that the Company elects to terminate the Merger Agreement under certain circumstances. Receipt of the reverse termination fee would constitute the Company’s sole and exclusive remedy under the Merger Agreement in the event the reverse termination fee is paid.

•	Financing. The Company Board considered the possibility that Parent and Purchaser will be unable to obtain the debt financing from the lender under the debt commitment letter, including as a result of the failure of conditions in the debt commitment letter.

•	Interests of Directors and Officers that are Distinct from the Interests of the Company’s Stockholders. The Company Board considered the interests of certain directors and members of senior management with respect to the Offer and the Merger, including the arrangements described above in Item 3 of this Statement, and that all Company Options and Company RSUs (whether vested or unvested) would be cashed out upon consummation of the Offer.

The foregoing discussion of the reasons and factors considered by the Company Board is not intended to be exhaustive, but includes the material reasons and factors that the Company Board considered and the reasons it believed in the aggregate supported its decision. In view of the variety of information considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing reasons and factors or determine that any reason or factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that individual members of the Company Board may have given different weight to different reasons and factors.

Opinion of the Company’s Financial Advisor.

The Company retained Stifel, Nicolaus and Company, Incorporated (“Stifel”) to act as its exclusive financial advisor in connection with the possible sale of the Company and to provide the Company Board with a fairness opinion in connection therewith. On April 6, 2014, Stifel delivered to the Company Board its written opinion, dated April 6, 2014 (the “Opinion”), that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such Opinion, the consideration to be paid to the holders of Company Common Stock (other than Parent, Purchaser or any other subsidiary or affiliate of Parent and holders who are entitled to demand, and who properly demand, appraisal of shares pursuant to, and who comply with, Section 262 of the DGCL (collectively, the “Excluded Holders”)) in the Offer and the Merger (collectively, the “Transactions”) pursuant to the Merger Agreement is fair to such stockholders, from a financial point of view.

The Company did not impose any limitations on Stifel with respect to the investigations made or procedures followed in rendering its Opinion. In selecting Stifel, the Company Board considered, among other things, the fact that Stifel is a reputable investment banking firm with substantial experience advising companies in the software sector and in providing strategic advisory services in general. Stifel, as part of its investment banking business, is regularly engaged in the independent valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

The full text of the Opinion is attached to this Statement as Annex B and is incorporated herein by reference. The summary of the Opinion contained in this Statement is qualified in its entirety by reference to the full text of the Opinion. Stockholders are urged to read the Opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, other matters considered and limits of the review undertaken by Stifel in connection with the Opinion.

The Opinion was approved by Stifel’s fairness committee. The Opinion was provided solely for the information of, and directed to, the Company Board for its information and assistance in connection with its consideration of the financial terms of the Transactions. The Opinion did not constitute a recommendation to the Company Board as to how the Company Board should vote on any aspect of the Transactions or to any stockholder of the Company as to whether such stockholder should tender his, her or its shares of Company Common Stock pursuant to the Offer or, if applicable, how any such stockholder should vote at any stockholders’ meeting at which the Merger is considered, or whether or not any stockholder of the Company should enter into a voting, stockholders’, or affiliates’ agreement with respect to the Transactions, or exercise any dissenters’ or appraisal rights that may be available to such stockholder.

The Opinion did not compare the relative merits of the Transactions with any other alternative transactions or business strategies which may have been available to the Company and did not address the underlying business decision of the Company Board or the Company to proceed with or effect the Transactions. Moreover, the Opinion did not consider, address or include: (i) the legal, tax or accounting consequences of the Transactions on the Company or the holders of the Company Common Stock; (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or any class of such persons in connection with the Transactions, whether relative to the consideration paid to the holders of the Company’s securities or otherwise; (iii) the effect of the Transactions on, or the fairness of the consideration to be received by, holders of any class of securities of the Company (including, without limitation, the holders of Series A Preferred Stock), or any class of securities of any other party to any transaction contemplated by the Merger Agreement, in each case other than the holders of the Company Common Stock; or (iv) whether the Parent had sufficient cash, available lines of credit or other sources of funds to enable it to pay the consideration to the holders of Company Common Stock at the closing of the Transactions.

In rendering its Opinion, Stifel, among other things:

(1)	discussed the Transactions and related matters with the Company’s counsel and reviewed a draft copy of the Merger Agreement, dated April 5, 2014;

(2)	reviewed a copy of the Rights Agreement (the “Rights Agreement”), dated as of May 13, 2013, by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agent”), as well as a draft of the First Amendment to Rights Agreement (the “Rights Amendment”), dated as of April 6, 2014, by and between the Company and the Rights Agent;

(3)	reviewed the audited consolidated financial information for the Company and its subsidiaries contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and certain other relevant financial and operating data relating to the Company available from public sources or made available to Stifel by the Company;

(4)	reviewed the reported prices and trading activity of the Company Common Stock;

(5)	compared the Company, from a financial point of view, with certain other companies in the software industry which Stifel deemed to be relevant;

(6)	considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the software industry which Stifel deemed to be comparable, in whole or in part, to the Transactions;

(7)	reviewed and discussed with representatives of the management of the Company, certain information of a business and financial nature regarding the Company, furnished to Stifel by them, including financial forecasts and related assumptions of the Company;

(8)	considered the results of Stifel’s efforts, at the direction of the Company, to solicit indications of interest from selected third parties with respect to a merger or other transaction with the Company;

(9)	performed a discounted cash flow analysis; and

(10)	conducted such other financial studies, analyses and investigations and considered such other information as Stifel deemed necessary or appropriate for purposes of its Opinion.

In rendering its Opinion, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company, or that was otherwise reviewed by Stifel, and did not assume any responsibility for independently verifying any of such information.

Stifel also made the following assumptions, in each case with the Company Board’s consent:

•	with respect to financial forecasts supplied to Stifel by the Company, Stifel assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of management of the Company as to the future operating and financial performance of the Company and that they provided a reasonable basis upon which Stifel could form its Opinion;

•	there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements of the Company made available to Stifel;

•	there are no factors that will delay or subject to any adverse conditions any necessary regulatory or governmental approval;

•	the definitive Merger Agreement and the Rights Amendment would not differ materially from the drafts Stifel reviewed;

•	the Transactions will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party;

•	the Rights will not separate from the Shares or become exercisable by virtue of the execution and delivery of the Merger Agreement (or any other agreement executed and delivered in connection with the Transactions) or the consummation of the Offer or the Merger and will expire worthless immediately prior to the Effective Time (as defined in the Merger Agreement);

•	obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Transactions will not have an adverse effect on the Company or the Transactions;

•	the Transactions will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations; and

•	the Company relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Transactions and the Merger Agreement.

In addition:

•	with respect to the estimates, forecasts or projections supplied to Stifel by the Company, (i) such estimates, forecasts and projections were not prepared with the expectation of public disclosure and were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and accordingly, actual results could vary significantly from those set forth in such estimates, forecasts and projections and (ii) Stifel relied on these estimates, forecasts and projections without independent verification or analyses and did not in any respect assume any responsibility for the accuracy or completeness thereof or express any opinion with respect thereto;

•	Stifel was not requested to make, and did not make, an independent evaluation, physical inspection, valuation or appraisal of the properties, facilities, assets, or liabilities of the Company, and was not furnished with any such materials;

•	the Opinion did not address any other terms, aspects or implications of the Transactions, including, without limitation, the form or structure of the Transactions, any consequences of the Transactions on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transactions or otherwise;

•	the Opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Stifel by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of the Opinion;

•	the Opinion stated that subsequent developments from the date of the Opinion may affect the conclusion reached in the Opinion and that Stifel does not have any obligation to update, revise or reaffirm its Opinion;

•	Stifel did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States Congress, the various federal banking agencies, the SEC, or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board; and

•	the Opinion stated it is not a solvency opinion and does not in any way address the solvency or financial condition of the Company, Parent, Purchaser or any other party.

The following represents a brief summary of the material financial analyses performed by Stifel in connection with its Opinion. Some of the summaries of financial analyses performed by Stifel include information presented in tabular format. In order to fully understand the financial analyses performed by Stifel, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the information set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Stifel.

Except as otherwise noted, the information utilized by Stifel in its analyses, to the extent that it is based on market data, is based on market data as it existed on or before April 4, 2014 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

Selected Company Analysis. Stifel compared the Company, from a financial point of view, to two groups of publicly traded companies, including six “Similar Profile SaaS Companies” and 11 “Similar Growth Profile Software Companies under $1.5 billion in Fully-diluted Equity Value” in both cases that Stifel deemed to be relevant based on their revenue growth rates and profitability margins. Stifel compared the Company’s estimated calendar year 2014 and 2015 financial metrics, as provided by management, to estimated calendar year 2014 and 2015 financial metrics, obtained from available public sources, of the 17 selected comparable companies. Based on this information, Stifel calculated and compared the following multiples for the Company and the selected comparable companies:

(a)	multiples of enterprise value (“EV”), which Stifel defined as fully-diluted equity value using the treasury stock method, plus debt, preferred stock and minority interests, less cash and cash equivalents, to estimated calendar year 2014 and 2015 (i) revenues (“EV/Revenues”) and (ii) pro forma earnings before one-time charges, interest, taxes, stock-based compensation and depreciation and amortization (“EV/ EBITDA”); and

(b)	multiples of price (“P”) using the share price to estimated calendar year 2014 and 2015 pro forma earnings per share (“EPS”) as adjusted to exclude stock-based compensation, amortization of intangibles and one-time charges, which is referred to as price-to-earnings (“P/E”).

Stifel believes that the two groups of companies listed below have business models similar to those of the Company, but noted that none of these companies have the same management, composition, size, operations, financial profile, or combination of businesses as the Company:

Similar Profile SaaS Companies

•	Bazaarvoice

•	Brightcove

•	Constant Contact

•	IntraLinks Holdings

•	LivePerson

•	VistaPrint

Similar Growth Profile Software Companies under $1.5 billion in Fully-diluted Equity Value

•	Actuate

•	American Software

•	AVG Technologies

•	Blackbaud

•	CSG Systems

•	Guidance Software

•	MicroStrategy

•	Pegasystems

•	QAD

•	Teletech Holdings

•	VASCO Data Security

The following table sets forth the multiples indicated by this analysis. The range of multiples relative to the selected similar profile SaaS companies reflects the first quartile to median metrics of such companies, while the range of multiples relative to the selected similar growth profile software companies reflects the first quartile to third quartile metrics of such companies, as Stifel believed the Company’s growth rates and EBITDA margins most closely resembled the rates and margins of the companies within these ranges:

Similar Profile SaaS Companies

Multiple:	Range of Multiples Utilized in the Analysis	1st Quartile	Median	Average	3rd Quartile	Proposed Transaction
CY 2014 EV/Revenues	1.9x – 2.3x	1.9x	2.3x	2.2x	2.6x	2.4x
CY 2015 EV/Revenues	1.7x – 2.1x	1.7x	2.1x	2.0x	2.3x	2.2x
CY 2014 EV/EBITDA	10.1x – 12.2x	10.1x	12.2x	13.9x	15.9x	25.6x
CY 2015 EV/EBITDA	7.9x – 12.3x	7.9x	12.3x	14.3x	18.1x	20.9x
CY 2014 P/E	22.1x – 23.0x	22.1x	23.0x	31.9x	37.3x	46.5x
CY 2015 P/E	15.8x – 17.1x	15.8x	17.1x	24.6x	29.6x	37.5x

Similar Growth Profile Software Companies

under $1.5 billion in Fully-diluted Equity Value

Multiple:	Range of Multiples Utilized in the Analysis	1st Quartile	Median	Average	3rd Quartile	Proposed Transaction
CY 2014 EV/Revenues	1.2x – 2.3x	1.2x	1.5x	1.7x	2.3x	2.4x
CY 2015 EV/Revenues	1.0x – 2.3x	1.0x	1.3x	1.6x	2.3x	2.2x
CY 2014 EV/EBITDA	7.3x – 13.0x	7.3x	8.7x	9.8x	13.0x	25.6x
CY 2015 EV/EBITDA	6.6x – 11.7x	6.6x	9.3x	11.0x	11.7x	20.9x
CY 2014 P/E	12.7x – 26.9x	12.7x	20.3x	23.2x	26.9x	46.5x
CY 2015 P/E	11.7x – 23.8x	11.7x	14.9x	19.3x	23.8x	37.5x

No company utilized in the public trading comparables analysis is identical to the Company. In evaluating comparable companies, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s control, such as the impact of competition on its business and the industry generally, industry growth and the absence of any adverse material change in the Company’s financial condition and prospects or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Selected Transactions Analysis. Based on public information available to Stifel, Stifel calculated and compared the multiples of (i) EV to last twelve month (“LTM”) and next twelve month (“NTM”) revenues and LTM and NTM EBITDA, and (ii) LTM and NTM P/E implied in the Transactions for the Company to the corresponding multiples implied in the following 23 selected acquisitions of public software companies that Stifel identified that have been announced since January 1, 2009 and in which the Target had less than 15% NTM revenue growth and positive EBITDA margins:

Announce Date	Acquirer	Target
2/14/14	GTCR	Cision
1/30/14	Dassault Systemes	Accelrys
11/18/13	Advent International	Unit4
9/30/13	Vista Equity	Active Network
5/20/13	Vista Equity	Websense
5/20/13	Genesys	SoundBite
11/28/12	NCR	Retalix
5/22/12	SAP	Ariba
5/1/12	OpenText	EasyLink Services
3/5/12	PLATO Learning	Archipelago Learning
12/8/11	IBM	DemandTec
12/2/11	SDL	Alterian
6/17/11	Amdocs	Bridgewater Systems
4/4/11	Apax Partners	Epicor
3/11/11	Infor Global Solutions	Lawson Software
9/1/10	Kenexa	Salary.com
6/2/10	Thoma Bravo	SonicWALL
5/17/10	Vision Solutions	Double-Take Software
3/26/10	Thoma Bravo	Plato Learning
3/15/10	Pegasystems	Chordiant Software
2/12/10	SSI Investments	SkillSoft
9/15/09	Adobe	Omniture
7/10/09	Thoma Bravo	Entrust

The following table sets forth the multiples indicated by this analysis and the multiples implied by the Transactions. The range of multiples reflects the first quartile to median metrics of the selected software transactions, as Stifel believed the Company’s growth rates and EBITDA margins most closely resembled the multiples within these ranges:

Multiple:	Range of Multiples Utilized in the Analysis	1st Quartile	Median	Average	3rd Quartile	Proposed Transaction
LTM EV/Revenues	1.7x – 2.3x	1.7x	2.3x	2.8x	3.2x	2.4x
NTM EV/Revenues	1.7x – 2.1x	1.7x	2.1x	2.6x	3.1x	2.4x
LTM EV/EBITDA	9.1x – 13.0x	9.1x	13.0x	20.3x	25.0x	34.8x
NTM EV/EBITDA	9.2x – 12.1x	9.2x	12.1x	16.2x	15.7x	25.6x
LTM P/E	20.5x – 30.9x	20.5x	30.9x	29.9x	37.8x	74.8x
NTM P/E	21.5x – 27.5x	21.5x	27.5x	31.5x	34.2x	46.5x

No company or transaction used in the selected company or selected transactions analyses is identical to the Company or the Transactions. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which the Company is being compared and the enterprise value and equity value of the transactions to which the

Transactions are being compared. In evaluating the precedent transactions, Stifel made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the Company’s control, such as the impact of competition on the Company’s business or the industry generally, industry growth and the absence of any adverse material change in our financial condition or the industry or in the financial markets in general, which could affect the public trading value of the companies to which the Company is being compared and the enterprise value and equity value of the transactions to which the Transactions are being compared.

Discounted Cash Flow Analysis. Stifel used financial forecasts of the Company for the calendar years 2014 through 2019, as provided by the Company’s management, to perform a discounted cash flow analysis, which is designed to provide insight into a company’s future cash flow projections by discounting them to arrive at the net present value of these cash flows. In conducting this analysis, Stifel assumed that the Company would perform in accordance with these forecasts. Stifel first estimated the terminal value of the projected cash flows by applying a range of exit multiples Stifel deemed relevant to the Company’s estimated 2019 EBITDA, which multiples ranged from 11.0x to 13.0x, which multiples were derived from the results of the Selected Companies analysis described above, applying Stifel’s professional judgment. Stifel calculated projected unlevered free cash flow for 2014 through 2019 using management’s projections and discounted these cash flows and the terminal value to present values using discount rates of 10.5 – 12.5%, based on the Company’s weighted average cost of capital. This analysis indicated a range of enterprise values which Stifel then decreased by the Company’s net debt to calculate a range of equity values. These equity values were then divided by fully-diluted shares outstanding using the treasury stock method to calculate implied equity values per share ranging from $15.98 to $19.82. Stifel noted that the consideration to be received by holders of the Company Common Stock pursuant to the Offer and the Merger of $18.00 is within such range.

The foregoing description is only a summary of the material financial analyses performed by Stifel in arriving at its Opinion. The summary alone does not constitute a complete description of the financial analyses Stifel employed in reaching its conclusions. None of the analyses performed by Stifel were assigned a greater significance by Stifel than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel. No individual methodology employed by Stifel can be viewed individually, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel. Additionally, no company or transaction used in any analysis as a comparison is identical to the Company or the Transactions, and they all differ in material ways. Accordingly, an analysis of the results described above is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the selected companies or transactions to which they are being compared. Stifel used these analyses to determine the impact of various operating metrics on the implied enterprise value of the Company. Each of these analyses yielded a range of implied enterprise values, and therefore, such implied enterprise value ranges developed from these analyses were viewed by Stifel collectively and not individually. Stifel made its determination as to the fairness, from a financial point of view, of the consideration to be paid to the holders of Company Common Stock (other than the Excluded Holders) in the Transactions pursuant to the Merger Agreement on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

Conclusion

Based upon the foregoing analyses and the assumptions and limitations set forth in full in the text of Stifel’s Opinion, Stifel was of the opinion that, as of the date of Stifel’s Opinion, and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such Opinion, the consideration to be paid to the holders of Company Common Stock (other than the Excluded Holders) in the Transactions pursuant to the Merger Agreement is fair to such stockholders, from a financial point of view.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its Opinion, Stifel considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel’s analyses and the Opinion; therefore, the range of valuations resulting from any particular analysis described above should not be taken to be Stifel’s view of the actual value of the Company.

The Company agreed to pay Stifel a fee of $750,000 upon delivery of the Opinion and an aggregate fee currently estimated to be approximately $7.3 million, which is contingent on the completion of the Transactions (against which the $750,000 fee for the Opinion is creditable). The Company Board was aware of this fee structure and took it into account in considering the Opinion and in approving the Transactions. Further, the Company agreed to reimburse Stifel for its reasonable out-of-pocket expenses and to indemnify Stifel, its affiliates and their respective officers, directors, employees and agents, and any persons controlling Stifel or any of its affiliates within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended, against specific liabilities, including liabilities under the federal securities laws.

Stifel acted as a financial advisor to the Company in connection with its acquisition of iContact in February of 2012 for which Stifel received customary compensation, which consisted of $1.34 million in cash and 38,500 shares of Company Common Stock. As of the date of the Opinion, Stifel held 28,000 shares of Company Common Stock. In the last two years, Stifel has not provided financial advisory or other services to Parent, Purchaser, GTCR or their respective affiliates. In the ordinary course of business, Stifel and its clients may transact in the equity or debt securities of the Company or Parent and may at any time hold a long or short position in such securities.

Intent to Tender.

As discussed in “— Tender and Support Agreements” in Item 3 above, Okumus, Mr. Rudman and Mr. Vintz, together representing 27.7% of the outstanding Shares as of April 7, 2014, have entered into the Tender and Support Agreements with Parent and Purchaser, pursuant to which each agreed to tender all of their respective Shares in the Offer. The Tender and Support Agreements are filed as Exhibits (e)(12), (e)(13) and (e)(14) hereto and are incorporated by reference.

To the knowledge of the Company, after reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender into the Offer all Shares which are held of record or beneficially by such executive officer or director.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company has retained Stifel as its financial advisor to advise the Company Board in connection with the Transaction. Additional information pertaining to the retention of Stifel is set forth in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Company Board’s Recommendation — Opinion of the Company’s Financial Advisor” and “— Background of the Offer” above and is incorporated by reference herein.

As disclosed in Stifel’s fairness opinion, as of April 6, 2014, Stifel held 28,000 shares of Company Common Stock and would be entitled to receive the $18.00 per share price for those shares for aggregate consideration of $504,000 pursuant to the transactions contemplated by the Merger Agreement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Other than (i) the grant of the Top-Up Option (as defined below), (ii) entry into the Tender and Support Agreements and (iii) scheduled vesting of outstanding equity awards, to the Company’s knowledge after reasonable inquiry, no transactions in the Company Common Stock have been effected during the 60 days prior to the date of this Statement by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Certain Company Projections.

While the Company has from time to time provided limited earnings and revenue guidance to stockholders, the Company’s management does not as a matter of course make public projections as to future performance or earnings and is wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, the Company provided, among other information, certain non-public forward-looking information concerning the Company’s anticipated operating performance for fiscal years ended December 31, 2014, 2015, 2016, 2017, 2018 and 2019 (detailed in the “Summary Management Forecast” table below) prepared by the Company’s management to the Company Board in connection with its consideration of the Offer and the Merger, and to Stifel. A subset of these financial projections covering only the year 2014 were also provided to GTCR during its due diligence process prior to the execution of the Merger Agreement.

The financial projections reflect numerous estimates and assumptions made by the management of the Company, including with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The financial projections may differ from publicized analyst estimates and forecasts. All projections are forward-looking statements. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in reports filed by the Company with the SEC under the Exchange Act, including, without limitation, under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in reports filed by the Company with the SEC under the Exchange Act are not applicable to any forward looking statements made in connection with the Offer. The Company’s filings with the SEC are available at www.sec.gov.

The financial projections were prepared solely based on the Company’s internal plans and used in support of strategic planning and are subjective in many respects and thus susceptible to interpretations and period revisions based on actual experiences and business developments. The financial projections were not prepared with a view toward public disclosure or toward complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, the financial projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”). The financial projections included below were prepared by the Company’s management. Neither the Company’s independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance with respect to such information or its achievability. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger or any alterations that the Company’s management or the Company Board may make to the Company’s operations or strategy after the completion of the Offer and the Merger.

Readers of this Statement are strongly cautioned not to place undue reliance on the financial projections set forth below. The inclusion of the projections in this Statement should not be regarded as an indication that any of the Company, Purchaser, Parent or their affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. None of the Company, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company, Purchaser or Parent intends to make publicly available any update or other revisions to the projections, except as required by law. None of the Company, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or any other person regarding the projections or the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. The projections are not being included in this Statement to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because the projections were provided to the Company Board and to Stifel.

Consolidated Financial Projections ($ in thousands)
	FY ’14	FY ’15	FY ’16	FY ’17	FY ’18	FY ’19
Revenue	186,349	199,053	213,461	230,552	248,448	268,618
Adjusted EBITDA(1)	17,458	21,358	25,402	31,338	39,752	49,005
Adjusted Free Cash Flow(2)	14,972	19,612	25,352	31,007	40,229	51,481

(1)	Adjusted EBITDA represents pro forma earnings before interest, taxes, depreciation and amortization expense. We define Adjusted EBITDA as GAAP income (loss) from operations excluding the impact of depreciation and amortization, stock-based compensation, amortization of acquired intangible assets and restructuring charges related to the closure of our small business sales operations in Manila.
(2)	Adjusted Free Cash Flow represents Adjusted EBITDA plus changes in working capital and less capital expenditures.

Information Regarding Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of our chief executive officer, chief financial officer and each of our two other executive officers for 2013 (our “Named Executive Officers”) that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation that will or may become payable to our Named Executive Officers.

The table set forth below contains estimates of the payments described above for each of the Named Executive Officers, assuming that each such officer’s employment is terminated immediately following the Acceptance Time (which is assumed for this purpose to occur on April 11, 2014) under circumstances that would entitle the Named Executive Officer to severance payments and other benefits under the severance agreements. In accordance with SEC disclosure rules, the payments set forth under the column entitled “Equity” below are only with respect to unvested awards.

GOLDEN PARACHUTE COMPENSATION

Name	Cash ($)[1]	Equity ($)[2]	Pension/ NQDC ($)	Perquisites/ Benefits ($)[3]	Tax Reimbursement ($)	Other ($)	Total ($)[4]
Richard Rudman	1,350,000	5,151,986	—	24,195	—	—	6,526,181
Stephen Vintz	575,000	3,191,206	—	9,900	—	—	3,776,106
Mark Heys	275,000	2,290,470	—	16,357	—	—	2,581,827
Norman Weissberg*	275,000	772,345	—	16,357	—	—	1,063,702

(1)	Pursuant to their employment agreements, the Named Executive Officers are entitled to severance payments in the event of a termination of such person’s employment by the Company “without cause” or such person’s resignation for “good reason” (as those terms are defined in such agreements) during the period that begins 90 days prior to a change in control of the Company (which will occur upon the Acceptance Time) and ends on the six-month anniversary of the date of the change in control.
(2)	The Company’s Named Executive Officers will be entitled to cash payments in respect of outstanding and unvested Company Options, Company RSUs and Company Restricted Stock, as more fully described in Item 3 under “— Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company.” Such payments will not require a termination of employment in order to be payable; such amounts will become payable upon the Acceptance Time pursuant to the terms of the Merger Agreement.
(3)	Pursuant to their employment agreements, the Company’s Named Executive Officers will be entitled to the continuation of health benefits for 18 months, in the case of Mr. Rudman, and 12 months, in the case of the others, in the event of a termination of the executive’s employment by the Company “without cause” or the executive’s resignation for “good reason” (as those terms are defined in such agreements) during the period that begins 90 days prior to a change in control of the Company (which will occur upon the Acceptance Time) and ends on the six-month anniversary of the date of the change in control.
(4)	Of the amounts payable to the Named Executive Officers, the amounts set forth in the column entitled “Equity” are attributable to single-trigger arrangements (payable upon the change in control alone, without regard to termination of employment) and the amounts set forth in the remaining columns are attributable to double-trigger arrangements (requiring termination of employment as well as the change in control).
*	In February 2014, Mr. Weissberg ceased to be an executive officer of the Company and Steven Pogorzelski joined the Company as an executive officer. Mr. Pogorzelski is not, however, a “named executive officer” for purposes of the disclosure required under SEC rules applicable to the table above.

Further details on the employment agreements and the equity arrangements that provide for the payments and benefits shown in this table are provided under “— Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company.”

Regulatory Approvals.

Antitrust Compliance.

The Offer is conditioned on satisfaction of the condition that all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”) will have expired or been terminated at or prior to the Expiration Date. If Purchaser’s acquisition of Shares is delayed due to a failure to satisfy the condition that all waiting periods under the HSR Act will have expired or been terminated, the Expiration Date of the Offer will be extended in certain circumstances. See “Section 1 — Terms of the Offer” in the Offer to Purchase.

U.S. Antitrust Compliance.

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. See “Section 15 — Certain Legal Matters — Antitrust Matters” in the Offer to Purchase.

The HSR Act provides for an initial 15 calendar day waiting period following the FTC’s and the Antitrust Division’s receipt of Parent’s Premerger Notification and Report Form under the HSR Act before Parent and Purchaser may purchase Shares in the Offer. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer on April 11, 2014. The Company filed its Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer on April 18, 2014. The initial waiting period applicable to the purchase of Shares will expire at 11:59 p.m. (Eastern Time) on April 28, 2014, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by the issuance of a request for additional information and documentary material (a “Second Request”) to Parent from the FTC or the Antitrust Division prior to that time. If, before expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request unless earlier terminated by the FTC or the Antitrust Division. After that time, the waiting period may be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. At any time before or after the consummation of any such transactions, the FTC or the Antitrust Division could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Company. Private parties, as well as state governments, may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws.

The Company believes that the only material regulatory filing that will be required to consummate the Offer and the Merger is the filing of a pre-merger notification form pursuant to the HSR Act.

State Anti-Takeover Statute.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire fifteen percent (15%) or more of such corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board approved the Merger, the Offer, purchases of tendered Shares by Purchaser, the Series A Purchase Agreement and the Tender and Support Agreements for purposes of Section 203 of the DGCL. Consequently, the provisions of Section 203 of the DGCL do not prohibit these transactions.

Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company has granted to Purchaser an option (the “Top-Up Option”), exercisable in whole, but not in part, to purchase at a price per Share equal to the Offer Price such number of shares of Company Common Stock that, when added to the number of Shares owned by Parent and Purchaser as of immediately prior to the exercise of the Top-Up Option, constitutes at least 90% of the number of shares of Company Common Stock outstanding immediately after such issuance. Purchaser may exercise the Top-Up Option at any time after the Acceptance Time.

The aggregate purchase price payable for the shares of Company Common Stock purchased by Parent or Purchaser pursuant to the Top-Up Option will be determined by multiplying the number of such shares by the Offer Price. Such purchase price will be paid by Parent or Purchaser (i) in cash equal to the aggregate par value of such shares of Company Common Stock and (ii) by executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price. Any such promissory note will be full recourse to Purchaser, will be guaranteed by Parent, will bear interest at the rate of three percent (3%) per annum, will mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of Purchaser’s and Parent’s collective ownership of a majority of the Shares following completion of the Offer.

Short-Form Merger Statute.

Under DGCL Section 253, if Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding shares of each of the Company Common Stock and the Series A Preferred Stock, Purchaser will be able to effect a “short-form” merger with the Company without a vote of stockholders.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex C, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record, who was such on the record date for notice of such meeting, not less than 20 days prior to the meeting that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the effective time of the Merger, the Surviving Company will be required to send a notice of the date that the Merger became effective to each stockholder who delivered to the Company prior to the vote of the Merger a written demand for appraisal, who did not tender his, her or its shares in the Offer, who did not vote in favor of the Merger and who otherwise complied with Section 262 of the DGCL. Alternatively, if the Merger is consummated through a short-form procedure under Section 253 of the DGCL, then, either a constituent corporation before the effective time of the Merger or the Surviving Company within 10 days thereafter, will be required to send a notice to each stockholder who is entitled to appraisal rights of the approval of the Merger and that appraisal rights are available and include a copy of Section 262 of the DGCL. Such notice, if given after the effective time of the Merger, shall also notify stockholders of the effective time of the Merger.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex C.

Each of Parent, Purchaser and the Company has acknowledged and agreed in the Merger Agreement that in any appraisal proceeding under Section 262 of the DGCL, the exercise of the Top-Up Option, the issuance of the shares of Company Common Stock pursuant thereto, the delivery by Purchaser of cash or the promissory note in payment for such shares of Company Common Stock and the other transactions contemplated in connection with the exercise of the Top-Up Option shall not be considered in connection with the determination of the fair value of any shares of Company Common Stock or Series A Preferred Stock that are issued and outstanding immediately prior to the Effective Time and held by a stockholder who is entitled to demand, and who has properly demanded, appraisal of such shares pursuant to, and who complies with, Section 262 of the DGCL.

Section 14(f) Information Statement.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the stockholders of the Company as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Rights Agreement.

On April 6, 2014, prior to the execution of the Merger Agreement, the Company Board approved the Rights Amendment. The Rights Amendment, among other things, (i) defines Parent, Purchaser and certain related parties as Exempt Persons, as that term is defined in the Rights Agreement, to the extent that any of them would become an Acquiring Person (as that term is defined in the Rights Agreement) solely as a result of (A) the execution, delivery or performance of the Merger Agreement and the Series A Purchase Agreement, (B) their acquisition of Company stock as a result of the execution of the Merger Agreement and the Series A Purchase Agreement and (C) the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger and the Series A Purchase; and (ii) provides that none of the approval, execution, delivery or performance of the Merger Agreement and the Series A Purchase Agreement or the consummation of the

Offer or the Merger would result in a Stock Acquisition Date or a Distribution Date, as those terms are defined in the Rights Agreement. The Rights Amendment also provides that the Rights Agreement shall expire and terminate immediately prior to the Effective Time.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, as filed with the SEC on March 7, 2014.

Forward-Looking Statements.

Certain statements made herein with respect to the Offer and related transactions, including, for example, the timing of the completion of the Merger and the potential benefits of the Merger, are “forward-looking statements.” These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the effect of the announcement of the Offer and related transactions on the Company’s business relationships (including, without limitation, partners and customers), operating results and business generally; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, and the risk that the Merger Agreement may be terminated in circumstances that require the Company to pay a termination fee of $13 million; the outcome of any legal proceedings that may be instituted against the Company related to the Merger Agreement; uncertainties as to the number of stockholders of the Company who may tender their stock in the Offer; the failure to satisfy other conditions to completion of the Merger, including the receipt of all regulatory approvals related to the Merger (and any conditions, limitations or restrictions placed on these approvals); the failure of Parent and Purchaser to consummate the necessary financing arrangements; risks that the Offer and related transactions disrupt current plans and operations and the potential difficulties in employee retention as a result of the proposed transactions; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties; and those risks and uncertainties discussed from time to time in our other reports and other public filings with the SEC.

Additional information concerning these and other factors that may impact our expectations and projections can be found in our periodic filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2013. Our SEC filings are available publicly on the SEC’s website at www.sec.gov, on our website at www.vocus.com or upon request via email to investorrelations@vocus.com. We disclaim any obligation or undertaking to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law, including the requirements of Rule 14d-9(c) under the Exchange Act and Schedule 14D-9.

ITEM 9.	EXHIBITS.

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 18, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal for Shares (including Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Letter of Transmittal for Employee Restricted Shares (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Press release issued by Vocus, Inc., dated April 7, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Vocus, Inc. with the Securities and Exchange Commission on April 7, 2014).

(a)(1)(H)	Summary Advertisement published in The Wall Street Journal on April 18, 2014 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

(a)(5)	Opinion of Stifel, Nicolaus & Company, Incorporated, dated April 6, 2014 (included as Annex B to this Statement).

(e)(1)	Agreement and Plan of Merger, dated as of April 6, 2014, by and among Parent, Purchaser and Vocus, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Vocus, Inc. with the Securities and Exchange Commission on April 7, 2014).

(e)(2)	Equity Commitment Letter, dated as of April 6, 2014, from GTCR Fund X/A AIV LP to Parent (incorporated by reference to Exhibit (d)(9) to the Schedule TO).

(e)(3)	Limited Guaranty, dated as of April 6, 2014, delivered by GTCR Fund X/A AIV LP in favor of Vocus, Inc. (incorporated by reference to Exhibit (d)(10) to the Schedule TO).

(e)(4)	Exclusivity Agreement, dated as of March 8, 2014, by and between GTCR LLC and Vocus, Inc. (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(e)(5)	Non-Disclosure Agreement, dated as of December 20, 2013, by and between Vocus, Inc. and GTCR LLC (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(6)	Amendment to Non-Disclosure Agreement, dated as of April 6, 2014, by and between GTCR LLC and Vocus, Inc. (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(e)(7)	Amended and Restated Employment Agreement, dated as of May 30, 2013, by and between Richard Rudman and Vocus, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vocus, Inc. with the Securities and Exchange Commission on May 30, 2013).

(e)(8)	Employment Agreement, dated as of March 31, 2014, by and between Stephen Vintz and Vocus, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vocus, Inc. with the Securities and Exchange Commission on March 31, 2014).

Exhibit No.	Description

(e)(9)	Employment Agreement, dated as of March 31, 2014, by and between Mark Heys and Vocus, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Vocus, Inc. with the Securities and Exchange Commission on March 31, 2014).

(e)(10)	Employment Agreement, dated as of February 3, 2014, by and between Steven Pogorzelski and Vocus, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vocus, Inc. with the Securities and Exchange Commission on February 4, 2014).

(e)(11)	Stock Purchase, Non-Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, Purchaser and JMI Equity Fund VI, L.P. (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(12)	Tender and Support Agreement, dated as of April 6, 2014, by and among Okumus Fund Management Ltd., Parent and Purchaser (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(13)	Tender and Support Agreement, dated as of April 6, 2014, by and among Richard Rudman, Parent and Purchaser (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(14)	Tender and Support Agreement, dated as of April 6, 2014, by and among Stephen Vintz, Parent and Purchaser (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(15)	Fifth Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (Registration No. 333-132206) filed by Vocus, Inc. with the Securities and Exchange Commission on March 3, 2006).

(e)(16)	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Vocus, Inc. with the Securities and Exchange Commission on December 18, 2012).

(e)(17)	Amendment to Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Vocus, Inc. with the Securities and Exchange Commission on August 30, 2013).

(e)(18)	Form of Indemnification Agreement entered into by Vocus, Inc. and each of its executive officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Vocus, Inc. with the Securities and Exchange Commission on June 29, 2012).

(e)(19)	Vocus, Inc. 1999 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 (Registration No. 333-125834) filed by Vocus, Inc. with the Securities and Exchange Commission on June 15, 2005).

(e)(20)	Form of Option Agreement under Vocus, Inc. 1999 Stock Option Plan (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (Registration No. 333-125834) filed by Vocus, Inc. with the Securities and Exchange Commission on June 15, 2005).

(e)(21)	Vocus, Inc. 2005 Stock Award Plan (incorporated by reference to Exhibit 10.7 to the Amendment No. 6 to Registration Statement on Form S-1 (Registration No. 333-125834) filed by Vocus, Inc. with the Securities and Exchange Commission on December 6, 2005).

(e)(22)	Form of Option Agreement for executive officers under Vocus, Inc. 2005 Stock Award Plan (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K filed by Vocus, Inc. with the Securities and Exchange Commission on March 7, 2014).

(e)(23)	Form of Option Agreement for non-employee directors under Vocus, Inc. 2005 Stock Award Plan (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed by Vocus, Inc. with Securities and Exchange Commission on March 2, 2007).

Exhibit No.	Description

(e)(24)	Form of Restricted Stock Agreement for executive officers under Vocus, Inc. 2005 Stock Award Plan (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K filed by Vocus, Inc. with the Securities and Exchange Commission on March 7, 2014).

(e)(25)	Form of Restricted Stock Agreement for non-employee directors under Vocus, Inc. 2005 Stock Award Plan (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K filed by Vocus, Inc. with the Securities and Exchange Commission on March 14, 2008).

(e)(26)	Vocus, Inc. Compensation Policy for non-employee directors (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Vocus, Inc. with the Securities and Exchange Commission on May 10, 2011).

(e)(27)	Form of Restricted Stock Unit Agreement for executive officers under Vocus, Inc. 2005 Stock Award Plan (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K filed by Vocus, Inc. with the Securities and Exchange Commission on March 7, 2014).

Annex A: Information Statement.

Annex B: Opinion of Stifel, Nicolaus & Company, Incorporated, dated April 6, 2014.

Annex C: Section 262 of the General Corporation Law of the State of Delaware.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

VOCUS, INC.

By:	/s/ Stephen A. Vintz
Name:	Stephen A. Vintz
Title:	Executive Vice President and Chief Financial Officer

Dated: April 18, 2014

ANNEX A

Vocus, Inc.

12051 Indian Creek Court

Beltsville, Maryland 20705

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY CARD AND

YOU ARE NOT REQUESTED TO SEND US A PROXY

This Information Statement is being mailed on or about April 18, 2014 to holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Vocus, Inc., a Delaware corporation (“Vocus” or the “Company”), and to holders of the Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of Vocus, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the cash tender offer (the “Offer”) by GTCR Valor Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of GTCR Valor Companies, Inc., a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated April 18, 2014. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 6, 2014 (as amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. Capitalized terms used and not otherwise defined herein have the respective meanings set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible designation by Purchaser of persons to the Board of Directors of the Company (the “Board of Directors” or “Board”) pursuant to the Merger Agreement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action.

Parent and Purchaser provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy or completeness of such information.

GENERAL INFORMATION

As of the close of business on April 15, 2014, there were 21,619,289 outstanding shares of Company Common Stock. Each holder of shares of Company Common Stock is entitled to cast one vote per share of Company Common Stock held on all matters to be voted on at a meeting of the stockholders of the Company. In addition, at the close of business on April 15, 2014, there were 1,000,000 outstanding shares of Series A Preferred Stock, each convertible into 3.0256 shares of Company Common Stock in accordance with the Certificate of Designation applicable to such Series A Preferred Stock. Each holder of shares of Series A Preferred Stock is entitled to vote, on an “as converted” basis, on all matters to be voted on at a meeting of the stockholders of the Company.

BACKGROUND INFORMATION

On April 6, 2014, Parent, Purchaser and the Company entered into the Merger Agreement. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described in the Merger Agreement, Purchaser has agreed to commence the Offer to purchase all of the outstanding shares of Company Common Stock.

Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each Share not acquired in the Offer (other than shares owned by the Company as treasury stock, by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, or by any stockholder of the Company who or which properly exercises appraisal rights pursuant to Section 262 of the Delaware General Corporation Law) will be cancelled and converted into the right to receive an amount in cash equal to the per share consideration in the Offer and the Merger, without interest and subject to any withholding of taxes required by applicable law.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed with the Schedule 14D-9 as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement has been included as an exhibit to the Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser made in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. Such disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Purchaser.

There has been no change in control of the Company since the beginning of the Company’s last fiscal year.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

The Merger Agreement provides that, promptly upon purchasing pursuant to the Offer that number of Shares validly tendered in the Offer and not properly withdrawn at the expiration of the Offer (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) which, together with the Shares, if any, then owned, directly or indirectly, by Parent or Purchaser or their respective subsidiaries (provided that Parent, Purchaser and their respective subsidiaries shall not be deemed to own, directly or indirectly, Shares issuable upon conversion of the Series A Preferred Stock to be purchased by Purchaser pursuant to the Series A Purchase Agreement (as defined below)), (x) represents at least a majority of all the shares of Company Common Stock outstanding as of immediately prior to the expiration of the Offer and (y) after giving effect to the exercise by Parent or Purchaser of the Top-Up Option (as defined below), represents at least 90% of the then outstanding shares of Company Common Stock (in both cases of clause (x) and (y), including in the number of outstanding shares of Company Common Stock such shares of Company Common Stock issuable upon exercise of Company Options (as defined below) as to which valid notices of exercise have been received and shares have not yet been issued prior to the expiration of the Offer), and from time to time thereafter, subject to applicable law and the rules and regulations, including listing standards, of the NASDAQ Global Select Market or other United States national securities exchange registered under the Exchange Act on which the Shares are then traded (the “Securities Exchange Rules”), Purchaser shall be entitled to designate such number of directors (the “Designees”), rounded up to the next whole number, on the Board of Directors as will give Purchaser representation on the Board of Directors equal to the product of the total number of directors on the Board of Directors (after giving effect to any increase in the number of directors as described below) and the percentage that such number of Shares so purchased (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company is required, upon request by Purchaser, to promptly increase the size of the Board of Directors or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and to cause Purchaser’s designees to be so elected or appointed. Subject to applicable law, the Securities Exchange Rules and certain limitations set forth in the Merger Agreement, the Company will, to the extent requested by Parent, also cause individuals so designated to constitute the same percentage as such individuals represent of the entire Board of Directors (but no less than a majority) on each committee of the Board of Directors.

Potential Designees

Purchaser has informed the Company that it will choose the Designees for the Board of Directors from the list of persons set forth below. The following table, prepared with information furnished to the Company by Purchaser, sets forth, with respect to each individual who may be designated by Purchaser as one of its Designees, the name, age as of April 18, 2014, present principal occupation with Purchaser and employment history during the past five years. Purchaser has informed the Company that each individual has consented to act as a director of the Company, if so appointed or elected. The business address of each such individual is 300 N. LaSalle St., Suite 5600, Chicago, IL 60654, and each potential Designee is a citizen of the United States.

Purchaser has advised the Company that, to the best of its knowledge, none of the potential Designees has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or had a receiver appointed for the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Purchaser has advised the Company that, to the best of its knowledge, none of the potential Designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Purchaser has advised the Company that, to the best of its knowledge, none of the potential Designees or any of his immediate family members (i) has a familial relationship with any directors, other potential Designees or executive officers of the Company or any of its subsidiaries, or (ii) has been involved in any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

Additional experience, qualifications, attributes and skills of the potential Designees that Purchaser believes are relevant to potential service on the Board of Directors are also set forth below.

Name	Age	Present Principal Occupation or Employment; Positions Held During the Past Five Years
Mark M. Anderson	38	Mark M. Anderson joined GTCR in 2000 and is currently a Managing Director of the firm. Mr. Anderson previously worked at Gracie Capital and at Bowles Hollowell Conner & Co. Mr. Anderson is currently a director of CAMP Systems, Global Traffic Network, IQNavigator, Mondee, Rural Broadband Investments, Sorenson Communications and Land Lease Group. In addition, Mr. Anderson was previously a director of GTCR’s past investment Landmark Aviation and was instrumental in other GTCR investments, including Skylight Financial, Solera and Transaction Network Services. Mr. Anderson holds an MBA from Harvard Business School and a BS from the McIntire School of Commerce at the University of Virginia.

Philip A. Canfield	46	Philip A. Canfield joined GTCR in 1992 and is currently a Managing Director of the firm. Mr. Canfield is co-head of the Information Services & Technology Group at GTCR and has been focused on building this area for the firm since 1996. Mr. Canfield previously worked in the corporate finance department of Kidder, Peabody and Company. Mr. Canfield is currently a director of Sorenson Communications, Zayo Group, IQNavigator, Global Traffic Network, Avention and Rural Broadband Investments. In addition, Mr. Canfield was previously a director of Solera, SystemsNet Group, Triad and ReSurge. Mr. Canfield holds an MBA from the University of Chicago and a BBA in finance with high honors from the Honors Business Program at the University of Texas.

Lawrence C. Fey	33	Lawrence C. Fey joined GTCR in 2005 and became a Principal in 2012. Prior to joining GTCR, Mr. Fey worked in the Mergers, Acquisitions and Restructuring/Corporate Finance group at Morgan Stanley. Mr. Fey is currently a director of Zayo Group, CAMP Systems, Global Traffic Network and Mondee. In addition, Mr. Fey was previously a director of GTCR’s past investment in Six3 Systems and was heavily involved in past GTCR investments Cellnet, Landmark Aviation and Solera. Mr. Fey graduated cum laude from Dartmouth College with a BA in economics.

Stephen P. Master	30	Stephen P. Master joined GTCR in 2008. Prior to joining GTCR, Mr. Master worked as an analyst in the Telecommunications and Mergers & Acquisitions groups at UBS Investment Bank. Mr. Master is currently a director of Protection 1 and Land Lease Group. Mr. Master graduated summa cum laude from Northwestern University with a BA in mathematical methods in the social sciences and economics.

Jeffrey S. Wright	37	Jeffrey S. Wright joined GTCR in 2010 as Associate General Counsel. Prior to joining GTCR, Mr. Wright worked as a corporate attorney at Winston & Strawn LLP. Mr. Wright holds a JD from the UCLA School of Law and a BSBA from the University of Arizona.

BENEFICIAL OWNERSHIP OF PRINCIPAL SHAREHOLDERS, DIRECTORS AND OFFICERS

The following table sets forth certain information regarding the beneficial ownership of Company Common Stock on March 1, 2014, by (1) each director and named executive officer of the Company, (2) all directors and named executive officers of the Company as a group, and (3) each person known by us to own more than 5% of Company Common Stock. Applicable percentage ownership in the following table is based on 21,621,817 shares of common stock outstanding as of March 1, 2014.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Company Common Stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after March 1, 2014, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting or investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Name of Beneficial Owner	Shares Beneficially Owned	Percent of Company Common Stock Outstanding
Executive Officers and Directors
Richard Rudman(1)	1,650,804	7.4%
Stephen Vintz(2)	341,544	1.6%
Mark Heys(3)	218,499	1.0%
Norman Weissberg(4)	187,021	*
Kevin Burns(5)	117,481	*
Gary Golding(6)	59,884	*
Gary Greenfield(7)	41,576	*
Ronald Kaiser(8)	39,697	*
Robert Lentz(9)	221,548	1.0%
Jit Sinha(10)	3,025,600	14.0%
All directors and officers as a group (10 persons)	5,903,654	25.8%

5% Stockholders
Okumus Fund Management Ltd. (11)	4,926,304	22.8%
Capital World Investors (12)	1,513,538	7.0%
Altai Capital Management, L.P. (13)	2,460,000	11.4%
JMI Equity Fund VI, L.P.(14)	3,025,600	14.0%
BlackRock, Inc.(15)	1,214,633	5.6%

*	Less than 1% of the outstanding shares of Company Common Stock
(1)	Includes 754,735 shares issuable upon the exercise of options that are exercisable within 60 days of March 1, 2014.
(2)	Includes 159,052 shares issuable upon the exercise of options that are exercisable within 60 days of March 1, 2014.
(3)	Includes 116,618 shares issuable upon the exercise of options that are exercisable within 60 days of March 1, 2014.
(4)	Includes 123,297 shares issuable upon the exercise of options that are exercisable within 60 days of March 1, 2014. Mr. Weissberg ceased to be an executive officer in February 2014.
(5)	Includes 22,715 shares issuable upon the exercise of options that are exercisable within 60 days of March 1, 2014. Includes 464 shares held in a trust of which Mr. Burns is the trustee.
(6)	Includes 25,120 shares issuable upon the exercise of options that are exercisable within 60 days of March 1, 2014. Includes 1,157 shares held by Edison Venture Fund IV, L.P. Mr. Golding is a partner of Edison Partners IV, L.P., the general partner of Edison Venture Fund IV, L.P. Mr. Golding disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Golding shares voting and dispositive authority over the shares held by Edison Venture Fund IV, L.P. with John Martinson, Joe Allegra and Ross Martinson, each a partner of Edison Partners IV, L.P. The principal address of Edison Venture Fund IV, L.P. is 1009 Lenox Drive #4, Lawrenceville, NJ 08648.
(7)	Includes 21,399 shares issuable upon the exercise of options that are exercisable within 60 days of March 1, 2014.

(8)	Includes 22,715 shares issuable upon the exercise of options that are exercisable within 60 days of March 1, 2014.
(9)	Includes 13,548 shares issuable upon the exercise of options that are exercisable within 60 days of March 1, 2014.
(10)	Consists of 3,025,600 shares held by JMI Equity Fund VI, L.P. based on information contained in a Schedule 13D filed by JMI Equity Fund VI, L.P. and JMI Associates VI, L.L.C. on March 5, 2012. These shares represent shares of Company Common Stock issuable upon the conversion of shares of Series A Preferred Stock. Mr. Sinha is a managing member of JMI Equity Fund VI, L.P. and JMI Associates VI, L.L.C. Mr. Sinha disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The principal address of JMI Equity Fund IV, L.P. is 2 Hamill Road, Suite 272, Baltimore, MD 21210.
(11)	Based on information contained in a Schedule 13D filed by Okumus Fund Management Ltd. (“Okumus”) on May 21, 2013, reporting beneficial ownership as of May 21, 2013, Okumus has shared power to vote or to direct the vote of 4,926,304 of the shares of Company Common Stock and shared power to dispose or direct the disposition of 4,926,304 of the shares of Company Common Stock. Okumus’ address is 767 Third Avenue, 35th Floor, New York, NY 10017.
(12)	Based on information contained in a Schedule 13G filed by Capital World Investors (“Capital”) on February 13, 2014, reporting beneficial ownership as of December 31, 2013, Capital has sole power to vote or to direct the vote of 1,513,538 of the shares of Company Common Stock and sole power to dispose or direct the disposition of 1,513,538 of the shares of Company Common Stock as a result of Capital acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. One or more clients of Capital have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Company Common Stock. Capital holds more than five percent (5%) of our outstanding common stock on behalf of it client SMALLCAP World Fund, Inc. The beneficial owner’s address is 333 South Hope Street, Los Angeles, CA 90071.
(13)	Based on information contained in a Schedule 13G/A filed by Altai Capital Management, L.P. (“Altai”), Altai Capital Management LLC (“IMGP”), Rishi Bajaj, Toby E. Symonds and Steven V. Tesoriere on March 10, 2014, reporting beneficial ownership as of February 28, 2014, of 2,460,000 shares of Company Common Stock held for the account of Altai Capital Master Fund, Ltd., (“ACMF”) a Cayman Islands exempted company. Altai serves as investment manager to ACMF. Each of Altai, IMGP, Mr. Bajaj, Mr. Symonds and Mr. Tesoriere have shared power to vote or to direct the vote of 2,460,000 of the shares of Company Common Stock and shared power to dispose or direct the disposition of 2,460,000 of the shares of Company Common Stock held for the account of ACMF. The beneficial owner’s address is 152 West 57th Street, 10th Floor, New York, NY 10019.
(14)	Based on information contained in a Schedule 13D filed by JMI Equity Fund VI, L.P. and JMI Associates VI, L.L.C. on March 5, 2012, reporting beneficial ownership as of February 24, 2012. These shares represent shares of Company Common Stock issuable upon the conversion of shares of Series A Preferred Stock. Each of the filing entities have sole power to vote or to direct the vote of 3,025,600 of the shares of Company Common Stock and sole power to dispose or direct the disposition of 3,025,600 of the shares of Company Common Stock. The beneficial owner’s address is 2 Hamill Road, Suite 272, Baltimore, MD 21210.
(15)	Based on information contained in a Schedule 13G filed by BlackRock, Inc. (“BlackRock”) on January 31, 2014, reporting beneficial ownership as of December 31, 2013. BlackRock has sole power to vote or to direct the vote of 1,214,633 of the shares of Company Common Stock and sole power to dispose or direct the disposition of 1,214,633 of the shares of Company Common Stock. The beneficial owner’s address is 40 East 52nd Street, New York, NY 10022.

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

Directors

The information set forth below as to our directors has been furnished to us by such directors. Certain individual qualifications and skills of our directors that contribute to the board’s effectiveness as a whole are described in the following paragraphs.

Kevin Burns, 64, has been a member of our Board of Directors since October 2000 and was named our lead director in January 2008. Mr. Burns was a managing principal of Lazard Technology Partners, a private equity firm, from March 1998 until February 2013. Since February 2013, Mr. Burns has served as a technology investor and board advisor to various companies. Mr. Burns founded Intersolv, Inc. (formerly Sage Software), a software company, in 1982 and served as its President and Chief Executive Officer until 1997. Mr. Burns also serves on the board of directors of BoxTone Inc., a privately held technology company. Mr. Burns holds a B.S. degree in finance from the Ohio State University and an M.B.A. in finance from the University of Colorado at Boulder.

The Board believes that Mr. Burns’ formal education, his in-depth knowledge of the Company’s businesses and industry, and his demonstrated leadership with technology companies over the course of his successful career provide Mr. Burns with the appropriate attributes to serve on the Board and enable him to make valuable contributions to the Board and to the Company.

Gary Golding, 57, has been a member of our Board of Directors since January 2000. Mr. Golding has been a general partner with Edison Venture Fund, a venture capital fund, since November 1997. Mr. Golding also serves on the board of directors of Tangoe, Inc., a public company, and on the board of directors of JTH Holding Inc., a public company. Mr. Golding holds a B.A. degree in management from Boston College and a Masters degree in Urban and Regional Planning from the University of Pittsburgh.

The Board believes that Mr. Golding’s formal education, his service on the boards of several other companies, and his in-depth knowledge of the Company’s businesses and industry provide Mr. Golding with the appropriate attributes to serve on the Board and enable him to make valuable contributions to the Board and to the Company.

Gary Greenfield, 59, has been a member of our Board of Directors since October 2008. Mr. Greenfield has served as a Partner at Court Square Capital Partners since February 2013. From 2007 to February 2013, Mr. Greenfield served as Chairman, Chief Executive Officer and President of Avid Technology, Inc., a provider of digital media content-creation solutions. From 2003 to 2007, Mr. Greenfield was Chief Executive Officer of GXS, Inc., a privately held technology company. Mr. Greenfield has also served as Chief Executive Officer of Peregrine Systems, Inc., and President and Chief Executive Officer of Merant, and Chief Executive Officer of Intersolv, Inc., which merged with MicroFocus to form Merant. Mr. Greenfield serves on the board of directors of Ancile and Encompass Digital Media, both privatey held companies. Mr. Greenfield holds a B.S. degree from the U.S. Naval Academy, an M.S.A. degree from George Washington University, and an M.B.A. degree from Harvard Business School.

The Board believes that Mr. Greenfield’s formal education, his positions as CEO of both private and public companies, his service as a director on the boards of both private and public companies, and his demonstrated leadership over the course of his successful career provide Mr. Greenfield with the appropriate attributes to serve on the Board and enable him to make valuable contributions to the Board and to the Company.

Ronald Kaiser, 60, has been a member of our Board of Directors since January 2005. Mr. Kaiser has served as the interim Chief Executive Officer of The Neat Company, a privately held digital filing company, since October 2013 (and has served on its board since November 2012). From January 2008 through October 2009 and from March 2011 until October 2013, Mr. Kaiser served as an independent consultant and board member for companies in the technology and life sciences fields. From November 2009 to March 2011, Mr. Kaiser served as Chief Executive Officer and Chairman of the Board of MobileAccess Networks, Inc., a privately held provider of in-building wireless communications equipment. From January 2007 to January 2008, Mr. Kaiser served as the Chief Financial Officer for Sucampo Pharmaceuticals, Inc., a pharmaceutical research and development company. From March 2005 through December 2006, Mr. Kaiser served as Chief Financial officer of PharmAthene, Inc., a bio-defense company. From April 2003 to January 2005, Mr. Kaiser served as Chief Financial Officer of Air Cargo, Inc., a freight logistics and bill processing provider. In December 2004, Air Cargo filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code. Mr. Kaiser served as a member of the board of directors of OPNET Technologies, Inc., a public company, from October 2003 through its sale in December 2012, as a member of the board of directors of Tangoe, Inc., a public company, since January 2009 and on the board of directors of a number of privately held companies and non-for-profit organizations. Mr. Kaiser holds B.A. degrees in accounting and in multidisciplinary-prelaw from Michigan State University.

The Board believes that Mr. Kaiser’s formal education, his experience as Chief Financial Officer of several public and private companies, his in-depth knowledge of the Company’s businesses and industry, and his demonstrated leadership over the course of his successful career provide Mr. Kaiser with the appropriate attributes to serve on the Board and enable him to make valuable contributions to the Board and to the Company.

Robert Lentz, 53, co-founded Vocus and served as our Chief Technology Officer from 1992 until February 2008. Mr. Lentz has been a member of our Board of Directors since 1992. Prior to joining Vocus, Mr. Lentz served as President of Dataway Corporation, a software development company. From 2006 until 2010, Mr. Lentz also served on the board of directors of Savo, a privately held technology company.

The Board believes that Mr. Lentz’ former position as Chief Technology Officer of the Company and his in-depth knowledge of the Company’s businesses and industry provide Mr. Lentz with the appropriate attributes to serve on the Board and enable him to make valuable contributions to the Board and to the Company.

Richard Rudman, 53, co-founded Vocus and has served as our Chief Executive Officer, President and Chairman since 1992. From 1986 through 1992, Mr. Rudman served as a senior executive at Dataway Corporation, a software development company. From 1984 through 1986, Mr. Rudman served as an accountant and systems analyst at Barlow Corporation, a privately held real estate development and management company. From 1979 through 1983, Mr. Rudman served in the United States Air Force. Mr. Rudman holds a B.S. degree in accounting from the University of Maryland and is a Certified Public Accountant.

The Board believes that Mr. Rudman’s formal education, his position as CEO of the Company, his in-depth knowledge of the Company’s businesses and industry, and his demonstrated leadership over the course of his successful career provide Mr. Rudman with the appropriate attributes to serve on the Board and enable him to make valuable contributions to the Board and to the Company.

Jit Sinha, 39, has been a member of our Board of Directors since February 2012 when the Board of Directors appointed him to serve as the initial director designated by the holder of our convertible preferred stock. Mr. Sinha was then elected by the holder of our convertible preferred stock. Mr. Sinha is a General Partner of JMI Equity, a growth equity firm. Mr. Sinha has served on the board of directors of several privately held companies. Previously, Mr. Sinha worked as a Principal at Bain Capital Ventures, and in operating roles at several software companies. Mr. Sinha holds a B.S. degree in finance and a B.A. degree in sociology from the University of Pennsylvania.

Executive Officers and Key Employees

Our executive officers and key employees and their respective ages and positions as of February 28, 2014 are as follows:

Name	Age	Position
Richard Rudman*	52	Chief Executive Officer, President and Chairman
Stephen Vintz*	45	Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Steven Pogorzelski*	52	Chief Revenue Officer
Mark Heys*	42	Chief Technology Officer
You Mon Tsang	48	Chief Marketing Officer
Holly Paul	43	Chief Human Resources Officer
Darren Stewart	45	Senior Vice President, Customer Services
James Bruno	49	Senior Vice President, International

*	Denotes an executive officer

The following is a brief description of the business experience and educational background of each of our executive officers and key employees, including the capacities in which each has served during the past five years. The description for Mr. Rudman, our Chief Executive Officer, President and Chairman appears earlier in this Information Statement under the section entitled “Directors.”

Stephen Vintz has served as our Chief Financial Officer and Treasurer since January 2001 and in October 2010 was also named as an Executive Vice President. From November 1996 to January 2001, Mr. Vintz was Vice President of Strategic Planning and Analysis at Snyder Communications, Inc., a marketing services company. Prior to November 1996, Mr. Vintz was a manager at Ernst & Young LLP. Mr. Vintz holds a B.B.A. degree in Accounting from Loyola University of Maryland and is a Certified Public Accountant.

Steven Pogorzelski has served as our Chief Revenue Officer since February 3, 2014. From January 2009 to December 2013, Mr. Pogorzelski served as Chief Executive Officer of ClickFuel, a SaaS company providing marketing analytics software and services. From September 2005 until January 2008, he was Group President International for Monster Worldwide, Inc., and from April 2002 until September 2005 he was President of Monster North America. Mr. Pogorzelski earned his Bachelor of Arts in Journalism and Advertising from the University of Wisconsin-Madison. Mr. Pogorzelski serves on the Board of Directors of MoBolt Inc., Assured Labor and StartDate Labs.

Mark Heys has served as our Chief Technology Officer since February 2008. From December 1998 to February 2008, Mr. Heys was our Vice President, Development. From February 1996 through November 1998, Mr. Heys served as Development Manager at T4G Limited, a privately held company. Prior to T4G, Mr. Heys was the founder and CEO of Definitive Ideas, a software company focused on Point-of-Sale applications.

You Mon Tsang has served as our Chief Marketing Officer since December 2013. From December 2010 to December 2013, Mr.Tsang was our Senior Vice President, Products. From March 2006 to December 2010, Mr. Tsang served as Chief Executive Officer of Boxxet, Inc., a content aggregation company, and founded Engine140, a social marketing company. From January 2000 to March 2010, Mr. Tsang served in various positions including as the Chief Executive Officer, Chief Marketing Officer and Chairman, of Biz360, a marketing and communications performance monitoring company. From January 1988 to December 1999, Mr. Tsang held various product management and executive positions at Brio Technology, Milktruck, Traveling Software and Xerox. Mr. Tsang holds a B.A. degree in Urban Studies from Yale University and an M.B.A. degree from the University of California, Berkeley’s Walter A. Haas School of Business.

Holly Paul has served as our Chief Human Resources Officer since January 2013. From September 1994 to January 2013, Ms. Paul served in various positions at PricewaterhouseCoopers, a professional services firm, including the U.S. Talent Acquisition Leader and Human Resource Leader for strategic internal firm services. Ms. Paul holds a B.A. degree in Anthropology with a concentration in Accounting from Lafayette College, is a member of the Society for Human Resource Management and is a certified Senior Professional in Human Resources.

Darren Stewart has served as our Senior Vice President, Customer Services since February 1996. From January 1994 through February 1996, Mr. Stewart worked for Information Systems Group, a software consulting company. From September 1992 through January 1994, Mr. Stewart was Manager of Customer Service for Job Files Corporation, a privately held HR software and services company. Mr. Stewart holds a B.S. degree in Business Administration and Finance from the University of Colorado.

James Bruno has served as our Senior Vice President, International since May 2012. From May 2010 to May 2012, Mr. Bruno was our Senior Vice President, Corporate Development. From June 2009 to May 2010, Mr. Bruno served as Vice President, Sales for Remedi SeniorCare, a provider of institutional pharmacy services. From August 2008 to December 2008, Mr. Bruno served as Senior Vice President, Commercial Operations, North America, for Arpida, a pharmaceutical company. Mr. Bruno served as Vice President, Sales at MiddleBrook Pharmaceuticals from December 2003 to October 2007. From February 2003 to November 2003, Mr. Bruno worked as an Account Manager for Thompson West. From April 2000 to July 2002, Mr. Bruno served as Vice President, International Marketing at MedImmune, a biotechnology company. Mr. Bruno holds a B.S. degree in Marketing from St. Joseph’s University and an M.B.A. degree from Drexel University.

There are no family relationships among any of our directors or these officers.

CORPORATE GOVERNANCE

Board Self-Evaluation

Our Board of Directors periodically conducts a self-evaluation of its performance, which includes a review of the Board’s composition, responsibilities, structure, processes and effectiveness.

Board Leadership Structure

Richard Rudman serves as both Chairman of the Board and Chief Executive Officer. The Board believes that having Mr. Rudman serve in both capacities is in the best interests of the Company and its stockholders because it enhances communication between the Board and management and allows Mr. Rudman to more effectively execute the Company’s strategic initiatives and business plans and confront its challenges. Mr. Rudman possesses detailed and in-depth knowledge of the opportunities and challenges facing the Company and is best positioned to develop agendas that ensure that the Board’s time and attention are focused on the most critical matters.

The Board believes that the appointment of an independent Lead Director and the use of regular executive sessions of the non-employee directors, along with the Board’s strong committee system and substantial majority of independent directors, allow it to maintain effective oversight of management. The Lead Director’s responsibilities include: leading the independent directors in executive sessions of the Board of Directors; calling meetings of the independent directors; consulting with the Chairman on meeting schedules and agendas for Board and committee meetings; providing feedback to the Chairman and acting as a sounding board with respect to strategies, accountability, relationships and other issues; serving as a liaison between the independent directors and the Chairman, and as a contact person to facilitate communications between the Company’s employees, stockholders, and other stakeholders with the non-employee members of the Board of Directors; and such other duties as the independent directors deem appropriate. Mr. Burns has served as our Lead Director since January 2008.

Board Oversight and Risk

Our Board of Directors oversees our management, which is responsible for the day-to-day issues of risk management. As part of its oversight of operations, the Board reviews the performance of the Company and the risks involved in the operations of the Company, and approves the Company’s operating plan and long term strategy. The Board’s committees assist the Board in fulfilling its oversight responsibilities with the Audit Committee focusing on the accounting and financial and reporting processes of our Company and the Compensation Committee concentrating on the risks arising from our compensation policies and programs. The Nominating and Corporate Governance committee manages risks associated with corporate governance and board organization, membership and structure.

Information Relating to Corporate Governance and the Board of Directors

Our bylaws authorize our Board of Directors to appoint among its members one or more committees, each consisting of one or more directors. Our Board of Directors has established three standing committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee.

Our Board of Directors has adopted charters for the Audit, Compensation and Nominating and Corporate Governance Committees describing the authority and responsibilities delegated to each committee by the Board of Directors. Our Board of Directors has also adopted Corporate Governance Guidelines, a Code of Conduct and a Whistleblower Policy. We post on our website, at www.vocus.com, the charters of our Audit, Compensation and Nominating and Corporate Governance Committees and our Corporate Governance Guidelines, Code of Conduct and Whistleblower Policy. These documents are also available in print to any stockholder requesting a copy in writing from our corporate secretary at our executive offices set forth in this Information Statement. We intend to disclose any amendments to or waivers of a provision of our Code of Conduct made with respect to our directors or executive officers on our website.

Interested parties may communicate with our Board of Directors or specific members of our Board of Directors, including our independent directors and the members of our various board committees, by submitting a letter addressed to the Board of Directors of Vocus, Inc. c/o any specified individual director or directors at the address listed herein. Any such letters will be sent to the indicated directors.

Whistleblower Procedures

In accordance with the Sarbanes-Oxley Act of 2002, we have established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission of concerns regarding accounting or auditing matters. If an individual has a concern regarding questionable accounting, internal accounting controls or auditing matters, or the reporting of fraudulent financial information, such individual may report their concern by sending a letter (which may be anonymous at the discretion of the reporting person), to us at our principal executive offices to the attention of the legal department or, if such individual is uncomfortable reporting to the legal department, to the attention of the chairman of the audit committee. Individuals may also report their concerns by telephone (which may be anonymous at the discretion of the reporting person) by calling the phone number provided on our website.

Investor Designated Director

On February 24, 2012, in connection with our acquisition of iContact Corporation, we issued 1,000,000 shares of Series A Preferred Stock to JMI Equity Fund VI, L.P. (“JMI”), which had been a stockholder of iContact. Each share of Series A Preferred Stock is initially convertible into 3.0256 shares of Company Common Stock. Pursuant to the certificate of designation of the Series A Preferred Stock, for so long as the outstanding shares of preferred stock continue to represent at least 5% of the total outstanding shares of the Company

Common Stock, calculated assuming the conversion of all outstanding shares of preferred stock into shares of common stock, the holders of the preferred stock, voting as a separate class, will have the exclusive right to elect one director to our Board (the “Series A Director”). In addition, pursuant to an Investor Rights Agreement we entered into with JMI, the holders of the preferred stock have the right to nominate a director to our board of directors for as long as they hold 5% or more of our issued and outstanding capital stock (which nominee shall be the Series A Director for so long as the holders of preferred stock have the right to elect the Series A Director pursuant to the certificate of designation). Jit Sinha currently serves as the Series A Director.

Process for Selecting Nominees to the Board of Directors

The Board believes that Board members must have demonstrated excellence in their chosen field, high ethical standards and integrity, and sound business judgment. In addition, it seeks to ensure that the Board includes members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to the Company’s business. The Board believes that the current directors have an appropriate balance of knowledge, experience, attributes, skills and expertise as a whole to ensure that the Board appropriately fulfills its oversight responsibilities and acts in the best interests of stakeholders. The Board believes that each director satisfies its criteria for demonstrating excellence in his or her chosen field, high ethical standards and integrity, and sound business judgment.

In February 2010, the Board created a Nominating and Corporate Governance Committee and adopted a charter for the Nominating and Corporate Governance Committee. Messrs. Greenfield, Lentz and Sinha currently serve as members of the Nominating and Corporate Governance Committee.

Pursuant to the Committee’s charter, the Nominating and Corporate Governance Committee will periodically review the composition of the full Board and all committees of the Board to determine whether additional Board members with different qualifications or areas of expertise are needed to further enhance the composition of the Board and work with other members of the Board and the executive officers of the Company, if applicable, in attracting candidates with those qualifications. The Committee will also receive, review and respond to director nominations submitted in writing by the Company’s stockholders. The Nominating and Corporate Governance Committee’s criteria for selection of candidates include, but are not limited to: (i) diversity, age, background, skills and experience deemed appropriate by the Committee in its discretion, (ii) possession of personal qualities, characteristics and accomplishments deemed appropriate by the Committee in its discretion, (iii) knowledge and contacts in the communities and industries in which the Company conducts business, (iv) ability and willingness to devote sufficient time to serve on the Board of Directors and its committees, (v) knowledge and expertise in various activities deemed appropriate by the Committee in its discretion, and (vi) fit of the individual’s skills, experience and personality with those of other directors in maintaining an effective, collegial and responsive Board of Directors. Such persons should not have commitments that would conflict with the time commitments of a director of the Company.

The Nominating and Corporate Governance Committee does not have a written policy with regard to the consideration of diversity in identifying director nominees. However, the Nominating and Corporate Governance Committee considers diversity in identifying nominees for directors, and the qualities and skills sought in prospective members of the Board of Directors generally require that director candidates be qualified individuals who, if added to the Board of Directors, would provide the mix of director characteristics, experience, perspectives and skills appropriate for the Company.

The Board of Directors does not have a specific policy for consideration of nominees recommended by security holders due in part to the relatively small size of the Board of Directors and the lack of turnover in Board membership to date. However, security holders can recommend a prospective nominee for the Board of Directors by writing to our Corporate Secretary at the Company’s corporate headquarters and providing the information required by our bylaws, along with any additional supporting materials the security holder considers appropriate. The Nominating and Corporate Governance Committee will evaluate any nominees recommended by stockholders in the same manner in which the Committee evaluates nominees recommended by other sources. There have been no recommended nominees from security holders for election at the annual meeting. The Company pays no fees to third parties for evaluating or identifying potential nominees.

Independence of Directors

As required by the NASDAQ Stock Market listing standards, a majority of the members of our Board must qualify as “independent,” as affirmatively determined by our Board of Directors. Our Board of Directors annually assesses the independence of the non-management directors by reviewing the financial and other relationships between the directors and us. This review is designed to determine whether these directors are independent under the criteria established by the NASDAQ Stock Market. Our Board of Directors has determined, after considering all the relevant facts and circumstances, including each director’s commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, that each of Messrs. Burns, Golding, Greenfield, Kaiser, Lentz and Sinha are independent directors, as “independence” is defined in the NASDAQ Marketplace Rules, because they have no relationship with us that would interfere with their exercise of independent judgment. In the case of Mr. Sinha, the Board considered that Mr. Sinha is a managing member of JMI Equity Fund VI, L.P., which owns 1,000,000 shares of our Series A Preferred Stock that are convertible into a total of 3,025,600 shares of Company Common Stock. Mr. Rudman is not an independent director by virtue of his employment with the Company.

Committees of the Board of Directors

The Audit Committee

The purpose of the Audit Committee is (i) to oversee the accounting and financial and reporting processes of our Company and the audits of the financial statements of our Company, (ii) to provide assistance to our Board of Directors with respect to its oversight of the integrity of the financial statements of our Company, our Company’s compliance with legal and regulatory requirements, the independent registered public accounting firm’s qualifications and independence, and the performance of our Company’s internal audit function, if any, and independent registered public accounting firm, and (iii) to prepare the report required by the rules promulgated by the SEC. The primary responsibilities of the Audit Committee are set forth in its charter (which is posted in the “Investor Relations /Corporate Governance/Overview” section of our website at www.vocus.com ) and include various matters with respect to the oversight of our Company’s accounting and financial reporting processes and audits of the financial statements of our Company on behalf of our Board of Directors. The Audit Committee also selects the independent registered public accounting firm to conduct the annual audit of the financial statements of our Company; reviews the proposed scope of such audit; reviews accounting and financial controls of our Company with the independent registered public accounting firm and our accounting staff; and, unless otherwise delegated by our Board of Directors to another committee, reviews and approves transactions between us and our directors, officers and their affiliates.

The Audit Committee currently consists of Messrs. Kaiser, Burns and Golding. Mr. Kaiser serves as the Chairman of the Audit Committee. The Board of Directors has determined that each of the members of the Audit Committee is independent under the NASDAQ Marketplace Rules and under rules adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002. The Board of Directors has also determined that all members of the Audit Committee meet the requirements for financial literacy and that Mr. Kaiser qualifies as an “audit committee financial expert” in accordance with applicable rules and regulations of the SEC.

The report of the Audit Committee is provided below in this Information Statement.

The Compensation Committee

The purpose of the Compensation Committee includes recommending to our Board of Directors the compensation of the members of the Board of Directors; recommending to the Board of Directors the compensation of our Chief Executive Officer and all other executive officers of the Company; and discharging the responsibilities of our Board of Directors relating to our Company’s compensation programs and compensation of our Company’s executives. The Compensation Committee operates under a charter adopted by the Board of Directors in 2005 (which is posted in the “Investor Relations /Corporate Governance/Overview” section of our website at www.vocus.com ). As outlined in the charter, the Committee is primarily responsible for establishing and reviewing the overall compensation philosophy of the company, reviewing and approving the corporate goals and objectives relevant to the compensation for the CEO and other executive officers, evaluating performance of the CEO and other executive officers in light of those goals and recommending to the Board for approval the compensation of the CEO and other executive officers. The Committee is also responsible for approving new or revised compensation and benefit plans (or in some cases recommending them for Board approval).

The Compensation Committee currently consists of Messrs. Burns, Golding and Kaiser. Mr. Burns serves as the Chairman of the Compensation Committee. All Committee members have extensive management and Board experience, including experience dealing with executive compensation issues. Additionally, each member of the Committee is appointed by the Board and has been determined by the Board to be an independent director under applicable NASDAQ marketplace rules.

The Compensation Committee met five times in 2013. The Chairman of the Compensation Committee prepared each meeting’s agenda, which was distributed to committee members in advance of the meeting (along with any supporting materials). The Compensation Committee asked the CEO and the Chief Financial Officer, or CFO, to attend portions of the meetings. A compensation consultant representative also attends Compensation Committee meetings by invitation (including executive sessions as requested) and is available to answer committee members’ questions. Additionally, the Compensation Committee Chairman meets periodically with management and the compensation consultant representative throughout the year.

The Nominating and Corporate Governance Committee

The purpose of the Nominating and Corporate Governance Committee includes assisting the Board in establishing the minimum qualifications for a director nominee; identifying and evaluating individuals qualified to become Board members, consistent with criteria approved by the Board and Committee; recommending director nominees for re-election or to fill vacancies on the Board; and developing, recommending to the Board, and assessing corporate governance policies for the Company. The Nominating and Corporate Governance Committee operates under a charter adopted by the Board of Directors in 2010 and revised in 2011 (which is posted in the “Investor Relations /Corporate Governance/Overview” section of our website at www.vocus.com ).

The Nominating and Corporate Governance Committee currently consists of Messrs. Greenfield, Lentz and Sinha. Mr. Greenfield serves as the Chairman of the Nominating and Corporate Governance Committee.

Board and Committee Meetings

Our Board of Directors held a total of nine meetings during the fiscal year ended December 31, 2013. During the fiscal year ended December 31, 2013, the Audit Committee held a total of nine meetings, the Compensation Committee held a total of five meetings, and the Nominating and Corporate Governance Committee held a total of four meetings. During 2013, no director attended fewer than 75% of the aggregate of (i) the total number of meetings of our Board of Directors, and (ii) the total number of meetings held by all committees of our Board of Directors on which he was a member. We encourage each of our directors to attend the annual meeting of stockholders. All of our directors attended our 2013 annual meeting of stockholders.

Director Compensation and Other Information

We use a combination of cash and equity compensation to attract and retain individuals to serve on our Board of Directors. Generally, the Board reviews our director compensation program every three years, and the next review will occur in 2014. In 2013, target annual total compensation for non-employee directors (other than Mr. Sinha who, pursuant to his agreement with his employer, does not receive any compensation for serving on our Board) was $150,000 with additional amounts provided to committee chairpersons and our Lead Director. We do not compensate employee directors for their service on our Board.

Retainer

In 2013, our non-employee directors (other than Mr. Sinha) earned an annual retainer of $50,000 for general service on the Board of Directors including attendance at board and committee meetings. Each standing committee chairperson and the Lead Director received an additional $10,000 retainer. Retainers may be paid in stock or cash, at each director’s election, and such amounts were paid or vested quarterly over the directors’ service year which began in June 2013.

In 2014, non-employee directors (other than Mr. Sinha) will receive an annual retainer of $50,000 and each standing committee chairperson and the Lead Director will receive an additional retainer of $10,000, and such annual amounts shall be awarded on or about the date of the Company’s annual meeting with such amounts paid or vesting quarterly over the directors’ service year.

Equity Compensation

In addition to the retainer described above, non-employee directors (other than Mr. Sinha) are entitled to receive equity compensation. In 2013, each non-employee director (other than Mr. Sinha) received a restricted stock award with an estimated value of approximately $50,000 on the grant date. The chairperson of each standing committee and the Lead Director received an additional restricted stock award with an estimated value of approximately $15,000 on the grant date. These restricted stock awards vest quarterly over the directors’ service year.

Additionally, each non-employee director (other than Mr. Sinha) receives a stock option grant with an estimated value of approximately $150,000 on the grant date. These stock options vest annually over a three-year period. Therefore, non-employee directors are not granted stock options every year, rather such grants are made approximately every three years to coincide with a director’s election or re-election. We attribute approximately $50,000 of value per year to such option grant. Grants of options to non-employee directors are at an exercise price per share equal to the closing price of Company Common Stock on the NASDAQ Global Select Market on the grant date. The grant date fair value for these stock option grants was determined using the Black-Scholes option pricing model. In 2013, Messrs. Greenfield and Lentz received such a stock option grant.

In February 2013, Messrs. Greenfield and Lentz each also received a pro-rated stock option grant because neither had such a stock option grant for service during the period of June 7, 2012 through June 6, 2013. Such grants vested at the end of the service year in June 2013. The value of such grants is reflected in the table below.

We reimburse our directors for reasonable travel and other expenses incurred in connection with attending board, committee or other Company meetings, and approved educational seminars.

If the Offer and the Merger are not completed, we would expect that each non-employee director will receive the same compensation received in 2013 for service on the Board of Directors during the service year that begins in June 2014 and ends in June 2015, with payments and vesting occurring quarterly over the directors’ service year.

The following table details the compensation earned by our non-employee directors in 2013:

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)(4)	Option Awards(3)(4)	Total
Kevin Burns	$—	$150,007	$—	$150,007
Gary Golding	$—	$100,011	$—	$100,011
Gary Greenfield	$—	$125,014	$159,658	$284,672
Ronald Kaiser	$60,000	$65,009	$—	$125,009
Robert Lentz	$50,000	$50,006	$159,658	$259,664
Jit Sinha(6)	$—	$—	$—	$—
(1)	For purposes of determining non-employee director cash compensation, the term of office for directors began on June 7, 2013 and ends June 6 of the following year, which period does not coincide with our fiscal year. Cash amounts included in the table above represent the portion of the compensation earned during the directors’ 2013 service period, through June 6, 2014. Retainer amounts paid in restricted stock at a director’s election in 2013 are included in the Stock Awards column.
(2)	On February 21, 2013, each of Messrs. Greenfield and Lentz was granted shares of Company Common Stock, and on June 7, 2013, each of Messrs. Burns, Golding, Greenfield, Kaiser, and Lentz was granted shares of Company Common Stock. The aggregate number of shares subject to outstanding unvested stock awards held by each director listed in the table above as of December 31, 2013, was as follows: 8,108 shares for Mr. Burns; 5,406 shares for Mr. Golding; 6,757 shares for Mr. Greenfield; 3,514 shares for Mr. Kaiser; and 2,703 shares for Mr. Lentz. Messrs. Burns, Golding and Greenfield each elected to have his 2013 retainer amount paid in restricted stock and such amount is reflected herein.
(3)	In February 2013, each of Messrs. Greenfield and Lentz received a pro-rated stock option grant because neither had such a stock option grant for service during the period of June 7, 2012 through June 6, 2013. Such grant vested at the end of the service year in June 2013. Additionally, on June 7, 2013, each of Messrs. Greenfield and Lentz received a stock option grant related to his re-election at the Company’s annual meeting. The aggregate number of shares subject to outstanding stock options held by each director listed in the table above as of December 31, 2013, was as follows: 22,715 shares for Mr. Burns; 34, 475 shares for Mr. Golding; 49,631 shares for Mr. Greenfield; 22,715 shares for Mr. Kaiser; and 41,780 shares for Mr. Lentz.
(4)	The amounts reported do not reflect the compensation actually received by the director. Amounts shown reflect the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Assumptions used in the calculation of the amounts are included in Footnote 2 to the Company’s audited financial statements for the fiscal year ended December 31, 2013, included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2014.
(6)	In February 2012, the Board of Directors appointed Jit Sinha as a member of the Board of Directors to serve as the initial director designated by the holder of our convertible preferred stock. Mr. Sinha was elected by the holder of our convertible preferred stock. Per his agreement with his employer, Mr. Sinha does not receive any compensation for serving on Vocus’ Board of Directors.

EXECUTIVE COMPENSATION AND OTHER

INFORMATION CONCERNING EXECUTIVE OFFICERS

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we provide an explanation and analysis of the material elements of the compensation provided to our named executive officers. Throughout this section, the individuals who served as chief executive officer and chief financial officer for 2013, as well as the other executive officers named in the “Summary Compensation Table” below, are referred to as our “named executive officers” or “NEOs.”

Named Executive Officers for 2013:

Richard Rudman	Chief Executive Officer, President and Chairman
Mark Heys	Chief Technology Officer
Stephen Vintz	Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Norman Weissberg(1)	Senior Vice President, North American Sales

(1)	Mr. Weissberg ceased to be an executive officer in February 2014.

Executive Summary

We are a leading provider of cloud-based marketing and public relations software that enables companies to acquire and retain customers. We offer products and services to help customers attract and engage prospects, capture and keep customers and measure and improve marketing effectiveness. Our cloud solutions address key areas of digital marketing and public relations, including social media marketing, search marketing and news distribution, email marketing and publicity. Our software is designed for marketers to attract customers through search engines, increase and engage their followers on social networks, communicate with prospects and customers via email and generate and track visibility in traditional and online media.

In order to support our strategy and to continue to deliver strong execution, we strive to provide an executive compensation program that serves to attract, retain, motivate and reward highly qualified executive officers in a highly competitive software industry. To reinforce our performance oriented, results-based culture that rewards individual, team and corporate success, we use a mix of compensation elements including base salary, cash bonus compensation that is solely based on financial performance, equity incentives, change of control benefits and employee benefits.

Company Performance

Below are some of our business achievements in 2013:

•	GAAP revenue for 2013 was $186.9 million, a 9% increase over 2012.

•	Increased revenue for our marketing suite product by over 280% to $17.2 million in 2013.

•	Cash flow from operations was $6.8 million.

•	Released the next generation of the Vocus Marketing Suite, which includes new features such as SEO landing pages, campaigns, social customer relationship management and improved tracking.

•	Launched a completely redesigned Vocus Public Relations Suite with several new enhancements, including advanced media and outlet filtering and the ability to edit scheduled distributions.

•	Announced the closing of our small business sales operations in Manila, the closing of North Social, a business that provides standalone Facebook applications primarily to small organizations and the discontinuance of our Small Business Edition product.

•	In February 2014, announced the appointment of Steve Pogorzelski, a technology and sales veteran formerly with ClickFuel and Monster, to the position of Chief Revenue Officer at Vocus.

These achievements are part of our broader value creation strategy to move away from non-core point products to concentrate our efforts on selling integrated suites to Marketing and PR professionals.

2013 Compensation Decisions

The Committee believes financial and operating performance are important in terms of managing sustained performance for the creation of long-term shareholder value. Company performance is based not only on total shareholder return (TSR) but on financial metrics including revenue, adjusted operating income and cash flow from operations. Our key executive compensation decisions for 2013 included the following:

•	Held base salaries steady for Messrs. Rudman, Vintz, Heys and Weissberg aligning with the 35th, 30th, 30th and 45th percentiles of the peer group, respectively, following a review of individual performance and peer compensation data.

•	Set total cash compensation targets (base salary plus target annual incentive) at 100% achievement of financial goals that are generally consistent with the competitive 55th percentile, although the CEO and CFO total cash compensation align to the 45th percentile of the peer group.

•	Set CEO and CFO total direct compensation targets that are generally consistent with the 60th and 65th percentile of the peer group respectively, although variable pay components make up a significant part of total direct compensation, which may result in realizable pay that aligns with a lower percentile of the peer group.

•	Cash incentive awards granted to our Named Executive Officers individually ranged from 56% to 100% of their respective target levels.

•	Updated the peer group of companies which we utilize to make competitive executive compensation comparisons; improving the match to, and focusing on companies in our sector with similar size, and eliminating companies that have been acquired.

Pay for Performance

Aligning compensation paid to our NEOs with company performance is at the core of our compensation philosophy. Compensation paid to our CEO is one example of how we adhere to this philosophy. In 2013, our overall financial performance was below several of our internal targets, and these factors negatively impacted the compensation of our CEO, as intended by the design of our compensation program. Additionally, Mr. Rudman’s compensation relates appropriately to our TSR over time. The table below shows the comparison of Mr. Rudman’s total compensation1 from the “Summary Compensation Table” to our indexed TSR2 over the past five fiscal years, as well as Mr. Rudman’s realizable total compensation3 which is actual paid cash compensation plus in-the-money or period-ending value of awards granted during the year:

[1]	Reported in thousands.
[2]	Indexed TSR was calculated based on an assumed $100 investment in Vocus common stock on December 31, 2008 and then adjusted for each year based on the return that would have been made on that investment as of December 31 of each year.
[3]	Reported in thousands.

The “Compensation Discussion and Analysis” and the tables and narratives disclose CEO compensation in compliance with required SEC reporting rules. However, such compensation disclosures may obscure the degree to which pay and performance were linked in any given year. In assessing our compensation programs and making compensation determinations, it is important to note that the Compensation Committee evaluates the pay for performance link by assessing the relationship of compensation that would be earned—especially equity award values actually generated—to our business performance for the corresponding year or period. The Compensation Committee believes that this view of realizable pay more precisely demonstrates the link between pay and performance than relying on pay numbers generated, for example, by accounting values established at the grant date for equity awards. For example, many stock option awards may have little to no value because of our current stock price and the exercise price of the award. So our NEOs realizable total compensation may be much less than the target peer group thus keeping compensation aligned with TSR.

The following charts demonstrate the alignment between Mr. Rudman’s realizable pay and our performance over the last one and three year periods compared to the Vocus peer group described in more detail under “Benchmarking”. While TSR is an important financial metric, the Committee believes financial and operating performance are also important in terms of managing sustained performance for the creation of long-term shareholder value. As such, Company performance or “Composite Performance” is based not only on TSR but on the financial metrics used in our annual cash incentive plan, including revenue, adjusted operating income and cash flow from operations. The resulting comparison shows that Mr. Rudman’s realizable pay is reasonably aligned with our Composite Performance.

Three-Year (2011-2013) Realizable Pay and Performance	One-Year (2013) Realizable Pay and Performance

Over the one- and three-year periods of 2011 through 2013, our Composite Performance approximated the 13th percentile of the peer group, for both the one- and three year periods, while Mr. Rudman’s aggregate realizable compensation over the same period approximated the 31st and 5th percentiles of the Vocus Peer Group’s CEOs, respectively.

Corporate Governance

Our pay practices emphasize good governance and market practice, and are designed to incentivize long-term shareholder value creation while providing total compensation opportunities that will allow us to attract, retain and motivate highly talented executives. To this end:

•	Total direct compensation is competitively targeted at the median of our peer group, but the CEO and CFO actual total direct compensation resulted in compensation approximating the 35th percentile of the peer group, with an emphasis on long-term equity incentives.

•	Base salaries approximate the 40th percentile of the peer group, although the CEO and CFO base salaries align with the 25th and 35th percentiles of the peer group respectively.

•	Annual bonus payouts are performance based, and in 2013 the Company did not make any additional discretionary or guaranteed bonus payments (other than the annual bonus payments).

•	Total cash compensation at 100% achievement of target approximates the 55th percentile of the peer group.

•	We have very limited perquisites which are not integral to our compensation program. For example, we do not have perquisites such as club memberships or financial planning services, and we do not have any separate executive retirement plan that is not generally available to all employees.

•	The Compensation Committee has authority to select, retain and/or replace any compensation or other outside consultant for assistance in the evaluation of director, CEO or other executive officers’ compensation, including the sole authority to approve the consultant’s fees and other retention terms. The Compensation Committee has used an independent compensation consultant to aid in the evaluation of our executive compensation program. Such consultant does not provide any services to our management and had no prior relationship with our management prior to its engagement by the Compensation Committee.

•	We maintain a strong risk management program, which includes our Compensation Committee’s significant oversight of the ongoing evaluation of the relationship between our compensation programs and risk. The details of this risk assessment can be found below in the section entitled “Compensation Risk Assessment.”

•	Our 2005 Stock Award Plan prohibits restricted stock awards from being sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the award holders. Additionally, all of our directors, officers and restricted employees are subject to our Insider Trading Policy. Our Insider Trading Policy prohibits, among other things, insiders from engaging in short-term or recurring speculative transactions in our securities, including (i) short sales, (ii) short-term trading, (iii) any short-term or speculative transaction whereby the insider could profit from a decline in our stock price, and (iv) transactions involving publicly traded options or other derivatives, such as trade in puts or calls in our stock.

•	In February 2014, our Board adopted stock ownership guidelines for our CEO and other executive officers.

•	In February 2014, the Board adopted a clawback policy applicable to our executive officers, providing our Board with the ability to require the reimbursement or forfeiture of cash incentive-based compensation in the event of fraud or intentional misconduct that results in the required restatement of our financial statements.

Stockholder Advisory Vote on Executive Compensation

At our 2013 Annual Meeting of the Stockholders (the “2013 Annual Meeting”), we provided our stockholders with the opportunity to vote, on an advisory basis, to approve the compensation of our NEOs as described in our proxy statement for the 2013 Annual Meeting. Our stockholders did not approve the compensation of our NEOs with 45% of the votes cast in favor of such compensation (the “2013 Say-on-Pay Vote”).

While this vote was, and will continue to be, advisory and non-binding, to the extent there is a significant vote against the compensation of our NEOs, we will consider stockholder concerns and the Compensation Committee and Board will evaluate whether any actions are necessary to address those concerns. We have carefully considered the 2013 Say-on-Pay Vote and its implications for our executive compensation philosophy, program and practices, and for our executive compensation disclosure practices. In 2013, as in previous years, the Compensation Committee engaged an independent compensation consulting firm to conduct an overall review of our executive compensation practices. The Compensation Committee also undertook an in-depth analysis of our executive compensation.

In connection with the 2013 Say-on-Pay Vote, a member of the Compensation Committee and our Chief Financial Officer reached out to major stockholders to understand their thinking about our executive compensation programs and policies and reported back to the Compensation Committee. Our outreach included discussions with institutional stockholders (including representatives of mutual fund families, investment managers, non-U.S. investment funds, and pension funds), review of written correspondence submitted by stockholders to the Board or management, internal discussions with employees, analysis of market practices at peer companies, advice from the Compensation Committee’s independent compensation consultant, and discussions with proxy advisory services and corporate governance research firms, regarding our executive compensation programs and Board decisions.

As a result of these discussions and in light of the outcome of our 2013 Say-on-Pay Vote, we modified our executive compensation programs and policies in significant ways, including:

•	Engaged an independent national executive compensation consulting firm to help us improve our executive compensation practices (as we have done in previous years);

•	Did not increase the chief executive officer’s salary or bonus for 2014;

•	Aligned target total direct compensation of our chief executive officer roughly with the median compensation level of peer company chief executive officers;

•	Eliminated gross-up provisions by revising the chief financial officer’s employment agreement in March 2014;

•	Implemented double-trigger vesting on equity awards in 2014 and thereafter by revising employment agreements for executive officers to eliminate single-trigger vesting;

•	Adopted stock ownership guidelines for our CEO and other executive officers; and

•	Adopted a clawback policy applicable to our executive officers, providing our Board with the ability to require the reimbursement or forfeiture of cash incentive-based compensation in the event of fraud or intentional misconduct that results in the required restatement of our financial statements.

We believe that we have responded appropriately to the concerns expressed by our stockholders and that our executive compensation arrangements closely align the interests of our NEOs with the interests of our stockholders. We value the feedback from stockholders on this matter and will continue to conduct outreach to obtain such feedback.

Compensation Philosophy and Objectives

We believe strongly in pay-for-performance and measurement of quantifiable results. While compensation for the CEO and other executive officers should reflect the marketplace for similar positions, a significant portion of their compensation is earned based on our financial performance and the financial performance of each executive’s area of responsibility. Quantifiable financial performance objectives related to topline growth, profit margins and cash flow are established in advance and recommended by the Compensation Committee for approval by the full Board, early in the year. Our emphasis on measurable performance objectives emanates from our belief that sustained strong financial performance is an effective means of enhancing long-term stockholder return. Although qualitative objectives are important to the effective management of the Company, we do not tie incentive compensation to such qualitative objectives.

Our executive compensation program is intended to:

•	Attract, retain, motivate and reward highly qualified executive officers who create value for our stockholders;

•	Reinforce our performance oriented, results-based culture that rewards individual, team and corporate success;

•	Reflect the financial resources available to us based on our Board-approved annual business plan and our strategic objective to increase stockholder value;

•	Encourage company performance without encouraging excessive risk by using a mix of compensation elements; and

•	Consider corporate tax deductions and accounting rules when appropriate.

Key elements of our executive compensation program include:

•	Annual base salaries that are competitive relative to other public technology companies in our peer group;

•	Cash bonuses that are solely based on financial performance;

•	Long-term incentive compensation that is delivered through a combination of stock option and restricted stock awards, and in 2014, performance-based restricted stock unit awards; and

•	A balanced portfolio emphasizing variable and long-term compensation.

We believe that our executive compensation program makes a significant contribution to our success, mirrors our culture, promotes employee commitment to our Company, and adheres to high standards of corporate governance. We have created a compensation program that has a mix of short-term and long-term components, cash and equity elements and fixed and contingent payments in proportions that we believe will provide appropriate incentives to retain and incentivize our NEOs and other senior executives and attract newly hired NEOs and executives.

Compensation Committee Oversight of Executive Compensation

The Compensation Committee has overall responsibility for recommending the compensation of our Chief Executive Officer, or CEO, and other executive officers to the Board of Directors for approval. Each member of the Committee is appointed by the Board and has been determined by the Board to be an independent director under applicable NASDAQ Marketplace Rules.

At the beginning of each year, the Compensation Committee reviews the preceding year’s performance of the Company and of each individual executive officer, as well as each executive officer’s compensation, tenure, past employment experience and compensation history, and potential to contribute to our future growth. At that time, the Committee determines each executive officer’s compensation for the new year. As part of the Committee’s review, the CEO delivers a report on the performance of the Company and of each executive officer, including a self-assessment of his own performance. The CEO also proposes compensation packages for the executive officers (except for the CEO) based on the competitive benchmarking analysis provided by an independent compensation consultant, which the Committee considers in making its decisions. The Committee makes regular reports to the full Board of Directors on the Committee’s activities, and the Committee prepares an annual report on executive compensation.

Compensation Consultant

The Compensation Committee has the sole authority to select, retain and/or replace any compensation or other outside consultant for assistance in the evaluation of director, CEO or other executive officers’ compensation, including the sole authority to approve the consultant’s fees and other retention terms. In 2013, the Compensation Committee selected Pearl Meyer & Partners, or PM&P, as its compensation consultant. The Committee considers PM&P to be independent and selected PM&P because of its experience in compensation consulting, and its knowledge of compensation practices in the technology industry. PM&P does not serve as the Company’s independent registered public accounting firm. Services provided by the consultant have included evaluating our existing executive officer and director compensation based on market comparables, analyzing compensation design alternatives and advising us on proxy statement disclosure rules. The consultant did not provide specific recommendations on compensation decisions regarding the CEO or other executive officers.

The Compensation Committee regularly reviews the services provided by its outside consultants and believes that PM&P is independent in providing executive compensation consulting services. In 2013, the Compensation Committee conducted a specific review of its relationship with PM&P and determined that PM&P’s consulting work for the Compensation Committee did not raise any conflicts of interest, consistent with the guidance provided under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and by the SEC and the NASDAQ. The Compensation Committee continues to periodically monitor the independence of its compensation consultant.

In October 2013, the Compensation Committee again selected PM&P as its compensation consultant for 2014.

Benchmarking

The Compensation Committee considers competitive benchmarking data in the establishment of base salaries, incentive targets, equity awards and total compensation levels. For purposes of comparing our executive compensation program with market practices, the Compensation Committee, with the assistance of our compensation consultant, reviews executive compensation from a group of peer companies, which we refer to as the “Vocus Peer Group.” In November 2012, the Compensation Committee, after considering the recommendation of PM&P, approved the Vocus Peer Group based on the pre-defined selection criteria set forth below:

•	industry and product/services similarity;

•	annual revenues between $88 million and $481 million, which is approximately one-half to three-and-a-half times our revenue at the time the peer group was approved by the Compensation Committee; and

•	market capitalization between $214 million and $3.3 billion, which is approximately three-fourths to ten times our market capitalization at the time the peer group was approved by the Compensation Committee.

The Vocus Peer Group for purposes of setting 2013 annual executive compensation included the 15 companies listed below. These companies are technology companies that provide business applications software, frequently through an on-line, on-demand, or software-as-a-service model. While not necessarily direct competitors of Vocus, these companies have similar business models or size, are routinely used as comparable companies by analysts and investors and compete with us for executive talent.

Actuate Corp.	DemandTec, Inc.	RightNow Technologies, Inc.
Ariba, Inc.	Kenexa Corporation	SuccessFactors
Blackboard, Inc.	Keynote Systems, Inc.	Taleo Corp.
Concur Technologies, Inc.	LogMeIn, Inc.	Ultimate Software Group Inc.
Constant Contact, Inc.	NetSuite, Inc.	Websense Inc.

The Compensation Committee used information about the Vocus Peer Group to provide context for its compensation decision-making for 2013. Data from the 2013 Vocus Peer Group companies was compiled during November and December 2012. After the peer group companies are selected, PM&P prepares and presents a report to the Compensation Committee summarizing the competitive data and comparisons of our NEOs to the comparable company market data, based on executive officers at the peer group companies who have similar jobs as our NEOs, utilizing publicly available data from the comparable companies and broad survey data (reflecting companies of similar size in the high-technology and software industries). We use the broad survey data in conjunction with peer group data in evaluating our compensation practices for NEOs other than the CEO and CFO since all peer companies have these roles. Data from survey sources and the peer companies are combined to develop a market composite which is based on an average of survey data and peer company data. The Compensation Committee does not rely upon data from any individual company participating in any of the surveys in making compensation decisions. Each element of our compensation is reviewed as part of this analysis and evaluation.

The Committee concluded the following based on the results of PM&P’s benchmarking study:

•	Total direct compensation targets (base salary plus target annual incentive plus fair value of equity incentive awards) at 100% achievement of financial goals generally approach the competitive 60th percentile, although both the CEO and CFO total direct compensation aligns with the 35th percentile of the peer group;

•	Base salaries are generally consistent with the competitive 40th percentile, although the CEO and CFO base salaries align with the 25th and 35th percentiles of the peer group respectively; and

•	Total cash compensation targets (base salary plus target annual incentive) at 100% achievement of financial goals are generally consistent with the competitive 55th percentile, although the CEO and CFO total cash compensation aligns with the 40th and 50th percentiles of the peer group respectively.

In December 2013, PM&P again provided benchmarking information to the Compensation Committee. The Vocus Peer Group was reviewed and revised for purposes of setting 2014 annual executive compensation and includes the 15 companies listed below. The Vocus Peer Group was revised for 2014 to eliminate those peers that had been acquired and to include new on-line, on-demand and software-as-a-service companies similar to the company in size and/or business model.

Actuate Corp.	Keynote Systems, Inc.	Responsys, Inc.
Blackbaud, Inc.	LivePerson, Inc.	Synchronoss Technologies, Inc.
Callidus Software Inc.	LogMeIn, Inc.	Tangoe, Inc.
Concur Technologies, Inc.	NetSuite, Inc.	Ultimate Software Group Inc.
Constant Contact, Inc.	RealPage, Inc.	Websense, Inc.

Elements of Vocus’ Executive Compensation Program

Our executive compensation program consists of five basic elements—base salary; quarterly variable incentive bonuses; long-term incentive compensation that is currently delivered through a combination of stock options and restricted stock, and performance-based restricted stock units in 2014; employee benefits; and retention features such as employment agreements and change-in-control provisions. The remainder of this section provides details on each of these elements of our executive compensation program.

Base Salary

The base salary for each of our executive officers is initially established through negotiation at the time of hire, based on such factors as the officer’s qualifications, experience, prior salary and competitive salary information. Any increases thereafter are determined by an assessment of the officer’s sustained performance as well as competitive salary information.

The Compensation Committee established 2013 base salaries for Vocus’ executive officers in February 2013, based on PM&P’s benchmarking study and the Committee’s assessment of each officer’s sustained performance. In determining base salaries for executive officers other than the CEO, the Committee requested and received information from the CEO on the executive officer’s performance and contributions. The Compensation Committee considered economic, market, individual and company factors in its deliberations about executive compensation for 2013. In February 2013, the Committee and the Board approved the 2013 base salaries set forth in the table below for Messrs. Rudman, Vintz, Heys and Wagner, respectively. The 2013 base salary changes for our executive officers reflect the annual review based on performance, compensation of market comparables and promotional increases.

Name	Position	2012 Base Salary	2013 Base Salary	% Change
Richard Rudman	CEO, President and Chairman	$450,000	$450,000	0%
Stephen Vintz	EVP, CFO, Treasurer and Secretary	$325,000	$325,000	0%
Mark Heys	Chief Technology Officer	$240,000	$240,000	0%
Norman Weissberg	Senior Vice President, North American Sales	$275,000	$275,000	0%

In February 2014, the Committee did not approve a raise of base salary for Messrs. Rudman or Weissberg. The Committee approved base salary raises of 8% and 15% for Messrs. Vintz and Heys, respectively. The Board established the 2014 base salaries for Messrs. Rudman, Vintz and Heys at $450,000, $350,000 and $275,000, respectively. Mr. Weissberg ceased to be an executive officer in February 2014 and his salary remained $275,000.

Cash Bonus Compensation

Our bonus compensation is paid in cash quarterly and is intended to reward executive officers for short-term performance. Early in 2013, the CEO proposed specific financial objectives and targets for each executive officer, which were then approved by the Compensation Committee and the Board. The objectives and targets were derived directly from our business plan for 2013, as approved by the Board of Directors, and were considered by the Board to be achievable but challenging. The objectives were based on the following:

•	Topline, which consists of total company sales plus revenue. Total company sales include amounts invoiced to customers under our subscription and related agreements as well as transaction-based sales from our e-commerce offerings;

•	Pro forma operating income, which consists of income from operations excluding stock-based compensation, amortization of acquired intangible assets, acquisition related expenses, the effect of adjustments to deferred revenue related to purchase accounting and adjustments to the fair value of contingent consideration for acquisition earn-outs; and

•	Free cash flow, which consists of cash provided by operating activities less cash paid for purchases of property and equipment, net of proceeds from disposals and capitalized software development costs plus excess tax benefits from stock-based compensation.

The Committee also approved additional sales objectives for executives with primary sales responsibilities.

The Committee has set a minimum threshold for each specific financial objective. For topline incentive, at least 92% of the objective must be obtained in order to earn any payout under that objective. The payout for topline incentive is incrementally adjusted by 20% for performance that results in each incremental 2% variance to the target. For example, an executive officer would earn a 60% payout if 96% of the topline target were achieved, and would earn a 140% payout if 104% of the target were achieved.

	Threshold	Target	Maximum
Topline percentage of target	92%	100%	110%
Payout as a percentage of target	20%	100%	200%

For operating income and free cash flow incentives, at least 75% of the objective must be obtained in order to earn any payout under that objective. The payout for such incentives is incrementally adjusted by 30%, 20%, 15%, 10%, 5%, 5%, 10%, 15%, 20% and 30% for performance that results in each incremental 5% variance to the target. For operating income and free cash flow incentives, an executive officer would earn an 85% payout if 90% of the performance target were achieved, and would earn a 115% payout if 110% of the target were achieved. If the target is achieved for an objective, the executive will receive 100% of the eligible payout for that specific objective.

	Threshold	Target	Maximum
Operating income/FCF percentage of target	75%	100%	125%
Payout as a percentage of target	20%	100%	180%

For performance that exceeds 110% of the topline target the payout is 200%, and for performance that exceeds 125% of the operating income and free cash flow targets, the payout is 180%, although such levels were not achieved in 2013. Payouts for additional sales objectives are also determined using the scales set forth above.

The pay-for-performance relationship is graphically demonstrated below:

Cash bonus compensation that was earned during 2013 was calculated and paid shortly after the end of each quarter. Total amounts earned during 2013 (including the fourth-quarter bonus compensation that was paid in early 2014) are disclosed in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table.” Our financial performance during the year versus the pre-established targets resulted in 2013 non-equity incentive plan compensation as follows:

Name	Position	Base Salary as % of Cash Comp Target	Bonus as % of Cash Comp Target	Total Cash Target (Base Salary + Bonus)	Actual 2013 Incentive as % of Target	2013 Bonus Paid	2013 Total Cash
Richard Rudman	CEO, President and Chairman	50%	50%	$900,000	34%	$153,968	$603,968
Stephen Vintz	EVP, CFO, Treasurer and Secretary	59%	41%	$550,000	34%	$76,984	$401,984
Mark Heys	Chief Technology Officer	64%	36%	$375,000	22%	$30,024	$270,024
Norman Weissberg (1)	Senior Vice President, North American Sales	52%	48%	$525,000	17%	$42,769	$317,769

(1)	Mr. Weissberg ceased to be an executive officer in February 2014.

In February 2014, as part of the salary review process, the Compensation Committee, established the annual cash bonus compensation targets for Messrs. Rudman, Vintz and Heys at $450,000, $225,000 and $150,000, respectively. Mr. Weissberg ceased to be an executive officer in February 2014. As a result, 2014 total cash compensation targets for our NEOs at 100% achievement of financial goals aligns to approximately the 50th percentile of the comparable peer companies.

Prior to February 2014, there was no provision for repaying quarterly cash bonuses upon a financial restatement, should one occur, however, in February 2014, the Board adopted a clawback policy applicable to our executive officers, providing our Board with the ability to require the reimbursement or forfeiture of cash incentive-based compensation in the event of fraud or intentional misconduct that results in the required restatement of our financial statements.

Long-Term Incentive Compensation

We typically grant stock options and/or restricted stock to executive officers and other employees at the time of hire to motivate employees to build long-term stockholder value and as a retention tool to incentivize employees to remain employed with us. Thereafter, additional awards may be made at varying times and in varying amounts to reward an executive officer for past performance, to provide a continuing incentive for future performance and to further align executive officer and stockholder interests. Such grants are determined by an assessment of the NEOs performance and responsibilities, company performance as well as competitive salary information. In 2013, our long-term incentive compensation consisted of both stock option and restricted stock awards.

Long-term incentive compensation is weighted more heavily toward performance-based measures with approximately 2/3 of the long-term incentive compensation being stock options for which realizable value is related to our stock price and 1/3 being time-based restricted stock awards. Stock option awards provide a continuing incentive for future individual and company performance and to align executive officer and stockholder interests because their realizable value is determined by our stock price. The restricted stock awards, which vest over time, provide incentive for an executive officer to remain employed with us. Our NEO’s realizable total compensation may be much less than the target peer group (thus keeping compensation aligned with TSR) because many stock option awards may have little to no value because of our current stock price and the exercise price of the award.

Details on restricted stock awards granted during 2013 to our CEO and other NEOs may be found in the table entitled “Grants of Plan-Based Awards.” Details on stock option awards exercised in 2013 by our CEO and other NEOs and restricted stock awards vested in 2013 may be found in the table entitled “Option Exercises and Stock Vested.” Details on all outstanding stock option awards and restricted stock award grants of our CEO and other NEOs as of the end of 2013 may be found in the table entitled “Outstanding Equity Awards at Fiscal Year End.”

All executive officers received both stock option and restricted stock awards in 2013. In 2013, Vocus’ long-term incentive compensation targets ranged from the 25th to 50th percentile of the peer group. Consistent with our governance standards, these awards were approved by the Compensation Committee and the Board of Directors and vest annually over four years. Grants of stock options and restricted stock in 2013 were awarded under our 2005 Stock Award Plan. On February 21, 2013, we made the following equity awards to our NEOs which are further disclosed in the “Grants of Plan Based Awards Table”:

Name	Option Award	Option Exercise Price	Stock Awards
Richard Rudman	219,442	$13.94	64,186
Stephen Vintz	114,597	$13.94	33,574
Mark Heys	73,147	$13.94	21,395
Norman Weissberg	60,956	$13.94	18,104

In February 2014, the Board awarded restricted stock and performance-based restricted stock units to the CEO and other NEOs, except for Mr. Weissberg (who ceased to be an executive officer in February 2014 and therefore did not receive an equity grant), for the 2014 fiscal year as set forth below. The vesting of the restricted stock units is tied to the achievement of a performance goal measured at the end of a one year performance period commencing on January 1, 2014. The actual number of shares of Vocus, Inc. common stock into which the restricted stock units will convert will be calculated by multiplying the target number of restricted stock units by a percentage ranging from 0% to 200% based on the actual level at which the performance goal is attained.

In determining the number of restricted shares and restricted stock units to award, the Committee focused on the level of grants made by peer group companies, the absolute number of shares granted and the cost of those grants as required to be recognized as expense in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. These equity awards were approved by the Compensation Committee and the Board and vest annually over three years.

Name	Stock Award	Stock Units at 100%
Richard Rudman	72,000	72,000
Stephen Vintz	53,000	53,000
Mark Heys	40,000	40,000

Employee Benefits and Executive Perquisites

The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to our CEO and other executive officers. Except for a very limited number of items, as disclosed in the “All Other Compensation” column of the “Summary Compensation Table” and described below, or items that are immaterial in amount, we generally do not provide our CEO and other executive officers with special benefits and perquisites that are not otherwise available to all employees. We believe that such limited benefits and perquisites are not unusual in our industry.

The CEO and other executive officers participate in the same employee benefit plans as all other employees. The employee benefit programs, which are reviewed periodically by the Compensation Committee, include a 401(k) retirement program to which we make contributions and various health and welfare benefit programs. We believe that these programs are generally consistent with technology industry practice for companies of our size and financial position. We also reimburse certain costs related to travel, or associated with the officer’s or their spouse’s participation in certain events undertaken in connection with the Company.

Retention Programs

Consistent with peer-group practice (as determined in consultation with the compensation consultant’s research), we have entered into employment agreements with all of our executive officers. The purpose of these employment agreements is to enhance our executive recruiting and retention efforts by following industry practices, and to provide our executives with reasonable levels of security while being responsible in the potential use of shareholder assets. PM&P’s research indicated that the severance-related benefits provided to our executive officers are generally consistent with peer-group practices.

On March 31, 2014, the Company and each of Messrs. Vintz and Heys entered into an employment agreement. The employment agreements were entered into to update and replace the employment agreements previously entered into by the Company and Messrs. Vintz and Heys on December 6, 2005, as a result of the Company’s review of its prior forms of employment agreement with its executive officers, as noted in the Company’s proxy statement filed April 25, 2013 with respect to the 2013 annual meeting of stockholders. The Company and Mr. Rudman entered into a similar employment agreement in May 2013 (collectively with Messrs. Vintz and Heys’ agreements, the “Employment Agreements”).

The Employment Agreements include provisions for the payment of certain amounts and as well as the accelerated vesting of unvested equity awards upon the termination of the employee’s employment by the Company without cause or his resignation for good reason within 90 days prior to or 6 months after the effective date of a change in control (as defined in the Employment Agreements).

Thus, the Employment Agreements eliminate the “single-trigger” acceleration of vesting of equity awards granted hereafter; however, for Messrs. Vintz and Heys equity awards granted prior to 2014 will continue to be governed by the acceleration provisions set forth in the equity award agreement for each such award.

Messrs. Rudman and Vintz’ employment agreements also eliminate the tax gross-up provisions that were in their prior agreements.

Our employment agreement with Mr. Weissberg includes a 12-month window, beginning six months after a change in control, during which Mr. Weissberg would be able to resign for any reason and receive severance payments.

Stock Ownership Guidelines

In February 2014, our Board adopted stock ownership guidelines for our CEO and other executive officers. The Committee recognizes that the CEO and other NEOs hold a significant number of shares and/or stock options and thus are strongly aligned with stockholder interests, but our discussions with shareholders and proxy advisory firms showed that such guidelines are important to investors. While our compensation consultant’s research did not indicate that stock ownership programs are prevalent among our peer group, the Committee determined that it was in the best interest of the Company and shareholders to have stock ownership and retention guidelines.

Element	Terms
Salary Multiple	CEO: 3X base salary Other NEOs: 1X base salary Directors: 3X annual retainer

Shares Counted	Actual shares held, unvested time-based restricted stock and exercisable, in-the-money value of stock options

Disposition Guidelines	Executives/directors that are noncompliant with the ownership guidelines are required to retain 50% of their net after-tax profit in shares obtained from stock option exercises or shares vesting until the ownership guideline level is met

Compliance Assessment	After 5 years

Compliance Changing to Non-compliance	If NEO/director deemed in compliance and subsequently falls out of compliance, individual has 12 months to get back in compliance before disposition guideline is applied

Additionally, our CEO and lead director have each made open market purchases of our shares as set forth in the table below.

Name	Shares Purchased	Date
Richard Rudman	70,000	2/28/2013
Kevin Burns	25,000	5/20/2013

Policy Against Short Sales and Other Put-Equivalent Investment Transactions

Our 2005 Stock Award Plan prohibits restricted stock awards from being sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the award holders.

Additionally, all of our directors, officers and restricted employees are subject to our Insider Trading Policy. Our Insider Trading Policy prohibits, among other things, insiders from engaging in short-term or recurring speculative transactions in our securities, including (i) short sales, (ii) short-term trading, (iii) any short-term or speculative transaction whereby the insider could profit from a decline in our stock price, and (iv) transactions involving publicly traded options or other derivatives, such as trades in puts or calls in our stock.

Impact of Regulatory Requirements

The Compensation Committee considers regulatory requirements and their impact when making executive compensation decisions concerning the CEO and other executive officers. Regulatory requirements that influence the Committee’s decisions include:

•	Internal Revenue Code Section 162(m): Section 162(m) of the Internal Revenue Code disallows a tax deduction to public companies for compensation not deemed to be performance-based over $1,000,000 paid for any fiscal year to the CEO and other executive officers. We attempt to qualify executive compensation for deductibility under applicable tax laws to the fullest extent practicable. We believe that both our quarterly variable incentive bonuses and our stock option awards qualify for the performance-based exception. The Compensation Committee will not, however, necessarily seek to limit executive compensation to the amount deductible under Section 162(m). As an example, the restricted stock awards made in 2013 are unlikely to qualify for the performance-based exception.

•	Internal Revenue Code Section 409A: We believe that employees will not be subject to any tax penalties under 409A as a result of participating in any of our compensation programs or agreements.

•	Section 280G of the Code disallows a company’s tax deduction for “excess parachute payments,” which arise if payments that are contingent upon a change of control are paid to certain persons in an amount equal to or greater than three times the person’s base amount (the five-year average of Form W-2 compensation). The amount of an “excess parachute payment” is equal to the amount by which these payments exceed the person’s base amount. Additionally, Code Section 4999 imposes a 20% excise tax on the amount of the excess parachute payments (the “Excise Tax”) on any person who receives them. The Company’s employment agreements with its executive officers entitle the executives to payments in connection with a change in control that may result in excess parachute payments.

Compensation Risk Assessment

The Compensation Committee has reviewed and discussed the structure of our compensation programs to assess whether any aspect of the programs could potentially encourage or motivate employees to take inappropriate risks or introduce excessive business risks that could threaten our operating results, financial condition or affect long-term shareholder value. During 2013, at the direction of the Compensation Committee, our compensation practices and policies were reviewed by the Compensation Committee’s independent compensation consultant, PM&P, and the findings were presented to the Compensation Committee.

Based on its annual review, the Compensation Committee believes that our compensation programs represent an appropriate balance of short- and long-term compensation and do not encourage executive officers or other employees to take unnecessary or excessive risks that are reasonably likely to have a material adverse effect on the company. The Committee’s review also considered our internal controls, policies and risk-mitigating components in our incentive arrangements currently in place, as well as the Committee’s formal review and discussion.

In regard to the compensation program relative to business risk, we offer a mixture of short-term and long-term incentives to our executive officers to balance their motivations. We also have in place numerous business controls, such as maximum payout levels in executive incentive plans, approvals and audit processes to mitigate and manage the risk that may arise as a result of focus on short-term, quarterly performance. While a portion of total compensation is tied to short-term performance, the Compensation Committee concluded that emphasis on long-term incentives appropriately balances risk and aligns the executive officers’ motivations for our long-term success, including stock price performance. Additionally, our 2005 Stock Award Plan prohibits restricted stock awards from being sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the award holders. Additionally, all of our directors, officers and restricted employees are subject to our Insider Trading

Policy. Our Insider Trading Policy prohibits, among other things, insiders from engaging in short-term or recurring speculative transactions in our securities, including (i) short sales, (ii) short-term trading, (iii) any short-term or speculative transaction whereby the insider could profit from a decline in our stock price, and (iv) transactions involving publicly traded options or other derivatives, such as trades in puts or calls in our stock.

In February 2014, our compensation program also included performance-based equity awards within our executive compensation grants to ensure a portion of compensation will be tied closely to long-term stockholder interests. We also introduced stock ownership guidelines that require a level of stock ownership by our executive officers and our directors that we believe appropriately align their interests with those of our stockholders. Further, we implemented a “clawback” policy applicable to our executive officers, providing our Board with the ability to require the reimbursement or forfeiture of cash incentive-based compensation in the event of fraud or intentional misconduct that results in the required restatement of our financial statements.

Given the factors discussed above, we concluded that nothing inherent within the compensation program design increases the likelihood of a material risk being encouraged or introduced outside of the normal course of business practices

Conclusions

We believe that our executive compensation programs strongly support our philosophy of pay-for-performance. We further believe that compensation levels and programs for the CEO and other executive officers are consistent with competitive practices in our industry and thus advance our recruiting and retention objectives. We will continue to review our programs on a regular basis and expect to update them from time to time, based on changes in competitive practices, regulatory requirements and our needs.

Compensation Committee Report

The information in the following report shall not be deemed to be “soliciting material” or to be filed with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except to the extent that Vocus specifically incorporates it by reference into such filing.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on these reviews and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

Respectfully submitted by the Compensation Committee,

Kevin Burns, Chair

Gary Golding

Ronald Kaiser

Executive Compensation

The following table sets forth 2013, 2012 and 2011 compensation information for: (i) the Chief Executive Officer; (ii) the Chief Financial Officer; and (iii) our two other executive officers during 2013. We refer to these individuals collectively as the “named executive officers.”

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation		Total
Richard Rudman,	2013	$450,000	$—	$894,753	$1,675,601	$153,968	$4,605	(3)	$3,178,927
Chief Executive Officer,	2012	$450,000	$—	$644,334	$1,199,418	$473,625	$4,123	(3)	$2,771,500
President and Chairman	2011	$425,000	$—	$988,806	$1,863,478	$464,738	$2,681	(3)	$3,744,703
Stephen Vintz,	2013	$325,000	$—	$468,022	$875,032	$76,984	$3,279	(4)	$1,748,317
Executive Vice President,	2012	$325,000	$—	$307,307	$573,053	$236,813	$3,254	(4)	$1,445,427
Chief Financial Officer,	2011	$310,000	$—	$427,874	$806,374	$218,700	$4,061	(4)	$1,767,009
Treasurer and Secretary
Mark Heys (7),	2013	$240,000	$—	$298,246	$558,531	$30,024	$3,675	(5)	$1,130,476
Chief Technology Officer
Norman Weissberg (8),	2013	$275,000	$—	$252,370	$465,444	$42,769	$3,675	(6)	$1,039,258
Senior Vice President,	2012	$275,000	$—	$214,783	$399,806	$170,500	$5,966	(6)	$1,066,055
North American Sales	2011	$275,000	$—	$332,586	$626,803	$145,219	$4,523	(6)	$1,384,131

(1)	Amounts shown reflect the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. Assumptions used in the calculation of the amounts are included in Footnote 2 to the Company’s audited financial statements for the fiscal year ended December 31, 2013 included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2014.
(2)	Represents payment of cash bonus compensation discussed in the Compensation Disclosure and Analysis.
(3)	Amount reported includes $1,797, $1,815 and $1,833 for Vocus’ contributions to the individual’s accounts in Vocus’ 401(k) plan for the years 2013, 2012 and 2011 respectively; $2,808, $2,308 and $465 for personal travel paid for by Vocus, spousal attendance and other personal expenses paid by Vocus at company-related events for the years 2013, 2012 and 2011, respectively; and $1,088 and $383 as a gross-up or other reimbursement for tax payments, each for the years 2012 and 2011, respectively (no such amount was paid in 2013).
(4)	Amount reported includes $3,279, $3,254 and $3,213 for Vocus’ contributions to the individual’s accounts in Vocus’ 401(k) plan for the years 2013, 2012 and 2011, respectively; $465 for personal travel paid for by Vocus and other personal expenses paid by Vocus at company-related events in 2011 (no such amounts were paid in 2013 or 2012); and $383 as a gross-up or other reimbursement for tax payments for the year 2011 (no such amounts were paid in 2013 or 2012).
(5)	Amount reported includes $3,675 for Vocus’ contributions to the individual’s accounts in Vocus’ 401(k) plan for the year 2013.
(6)	Amount reported includes $3,675, $3,675 and $3,675 for Vocus’ contributions to the individual’s accounts in Vocus’ 401(k) plan for the years 2013, 2012 and 2011, respectively; $2,291 and $465 for personal travel paid for by Vocus, spousal attendance and other personal expenses paid by Vocus at company-related events for the years 2012 and 2011, respectively (no such amounts were paid in 2013); and $1,071 and $383 as a gross-up or other reimbursement for tax payments for the years 2012 and 2011, respectively (no such amount was paid in 2013).
(7)	Mr. Heys was appointed as an executive officer in February 2013.
(8)	Mr. Weissberg ceased to be an executive officer in February 2014.

Grants of Plan-Based Awards

The following table sets forth, for the fiscal year ended December 31, 2013, certain information regarding incentive plan awards and stock options granted to the named executive officers.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Securities(2)(3)	All Other Option Awards: Number of Options Underlying Securities(2)(3)	Exercise or Base Price of Option Awards Underlying ($/share)	Grant Date Fair Value of Stock and Option Awards(4)
		Threshold	Target	Maximum
Richard Rudman	N/A	$—	$450,000	$864,000	—	—	$—	$—
	2/21/2013	$—	$—	$—	—	219,442	$13.94	$1,676,537
	2/21/2013	$—	$—	$—	64,186	—	$—	$894,753

Stephen Vintz	N/A	$—	$225,000	$432,000	—	—	$—	$—
	2/21/2013	$—	$—	$—	—	114,597	$13.94	$875,521
	2/21/2013	$—	$—	$—	33,574	—	$—	$468,022

Mark Heys	N/A	$—	$135,000	$262,980	—	—	$—	$—
	2/21/2013	$—	$—	$—	—	73,147	$13.94	$558,843
	2/21/2013	$—	$—	$—	21,395	—	$—	$298,246

Norman Weissberg(5)	N/A	$—	$250,000	$490,000	—	—	$—	$—
	2/21/2013	$—	$—	$—	—	60,956	$13.94	$465,704
	2/21/2013	$—	$—	$—	18,104	—	$—	$252,370

(1)	Represents potential amounts payable under Vocus’ cash bonus plan for 2013. Actual amounts paid based on 2013 performance are as set forth in the column titled “Non-equity Incentive Plan Compensation” in the Summary Compensation Table.
(2)	All restricted stock and stock option awards were granted pursuant to the 2005 Stock Award Plan. The grant date fair value per share was determined based on the closing share price of a share of Company Common Stock on the date of grant.
(3)	The restricted stock and stock option awards vest in four equal annual installments beginning on February 21, 2014.
(4)	Amounts shown reflect the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 using the Black-Scholes model ($7.64 on February 21, 2013).
(5)	Mr. Weissberg ceased to be an executive officer in February 2014.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information concerning outstanding equity awards held by the named executive officers at December 31, 2013:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options—Exercisable	Number of Securities Underlying Unexercised Options—Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares or Units That Have Not Vested		Market Value of Shares or Units That Have Not Vested(9)
Richard Rudman	371,243	—		$9.00	12/6/2015	36,472	(5)	$415,416
	92,485	46,243	(1)	$14.40	2/25/2020	20,878	(6)	$237,800
	70,499	70,498	(2)	$23.68	3/22/2021	27,229	(7)	$310,138
	42,077	126,232	(3)	$13.25	3/30/2022	64,186	(8)	$731,079
	—	219,442	(4)	$13.94	2/21/2023

Stephen Vintz	29,624	14,812	(1)	$14.40	2/25/2020	17,395	(5)	$198,129
	30,507	30,506	(2)	$23.68	3/22/2021	9,034	(6)	$102,897
	20,104	60,310	(3)	$13.25	3/30/2022	8,722	(7)	$99,344
	—	114,597	(4)	$13.94	2/21/2023	33,574	(8)	$382,408

Mark Heys	24,421	12,211	(1)	$14.40	2/25/2020	12,157	(5)	$138,468
	22,431	22,431	(2)	$23.68	3/22/2021	6,643	(6)	$75,664
	14,026	42,077	(3)	$13.25	3/30/2022	7,190	(7)	$81,894
	—	73,147	(4)	$13.94	2/21/2023	21,395	(8)	$243,689

Norman Weissberg(10)	29,624	14,812	(1)	$14.40	2/25/2020	12,157	(5)	$138,468
	23,713	23,713	(2)	$23.68	3/22/2021	7,022	(6)	$79,981
	14,026	42,077	(3)	$13.25	3/30/2022	8,722	(7)	$99,344
	—	60,956	(4)	$13.94	2/21/2023	18,104	(8)	$206,205

(1)	The option awards become exercisable in one installment on February 25, 2014.
(2)	The option awards become exercisable in two equal installments on March 22, 2014 and 2015.
(3)	The option awards become exercisable in three equal installments on March 30, 2014, 2015 and 2016.
(4)	The option awards vest in four equal installments on February 21, 2014, 2015, 2016 and 2017.
(5)	The stock awards vest in three equal installments on March 30, 2014, 2015 and 2016.
(6)	The stock awards vest in two equal installments on March 22, 2014 and 2015.
(7)	The stock awards vest in one installment on February 25, 2014.
(8)	The stock awards vest in four equal installments on February 21, 2014, 2015, 2016 and 2017.
(9)	The market value of these stock awards is based on the closing price of Company Common Stock on the NASDAQ Global Select Market on December 31, 2013 which was $11.39.
(10)	Mr. Weissberg ceased to be an executive officer in February 2014.

Option Exercises and Stock Vested

The following table sets forth for the fiscal year ended December 31, 2013 certain information regarding options exercised by the Named Executive Officers and the vesting of restricted stock held by the Named Executive Officers:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting(1)
Richard Rudman	—	$—	117,326	$1,595,388
Stephen Vintz	—	$—	36,537	$498,654
Mark Heys	—	$—	27,064	$369,414
Norman Weissberg(2)	—	$—	33,786	$460,211

(1)	The value realized is calculated by multiplying the closing per share price of Company Common Stock on the NASDAQ Global Select Market on the vesting date by the number of shares acquired on vesting.
(2)	Mr. Weissberg ceased to be an executive officer in February 2014.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Under our employment agreement with Mr. Rudman, if Mr. Rudman’s employment is terminated by us without cause, or by Mr. Rudman for good reason, he would be entitled to continue to receive his base salary, target bonus and benefits for 12 months following the date of termination. During the severance period, any options, restricted stock or other equity awards received would also continue to vest in accordance with their original vesting schedules and would remain exercisable. Mr. Rudman’s employment agreement also includes provisions for the payment of 150% of his base salary and target bonus, benefits for 18 months following the date of termination as well as the accelerated vesting of unvested equity awards upon the termination of Mr. Rudman’s employment by the Company without cause or his resignation for good reason within 90 days prior to or 6 months after the effective date of a change in control.

Under our employment agreements (those agreements in effect prior to March 31, 2014) with Messrs. Vintz, Heys and Weissberg, if such executive’s employment is terminated by us without cause, or by the executive for good reason, the executive would be entitled to continue to receive his base salary and benefits for 12 months following the date of termination (6 months for Mr. Heys). During the severance period, any options, restricted stock or other equity awards received by these executives would also continue to vest in accordance with their original vesting schedules and would remain exercisable. If the termination occurred following a change of control, Mr. Heys’s agreement provided for the immediate accelerated vesting of a portion of his unvested equity awards. Each executive would also have the right to resign at any time during the one-year period beginning six months after a change of control of Vocus and receive the same severance and benefits as if his employment were terminated by us without cause or by the executive with good reason.

Additionally, we would also be obligated to make additional payments to Mr. Vintz or Mr. Weissberg if any excise taxes pursuant to Section 4999 of the Internal Revenue Code were incurred on account of the benefits and payments provided under the agreements. The additional payments would be in an amount such that, after taking into account all applicable federal, state and local taxes applicable to such additional payments, the terminated executive would be able to retain from such additional payments an amount equal to the excise taxes that are imposed without regard to these additional payments. This tax gross-up provision was eliminated in the new employment agreements (see below).

On March 31, 2014, the Company and each of Messrs. Vintz and Heys entered into an employment agreement to update and replace the employment agreements previously entered into by the Company and Messrs. Vintz and Heys on December 6, 2005. If the employee’s employment is terminated by us without cause, or by the employee for good reason, he would be entitled to continue to receive his base salary and benefits for

12 and 6 months respectively following the date of termination. During the severance period, any options, restricted stock or other equity awards received would also continue to vest in accordance with their original vesting schedules and would remain exercisable.

These employment agreements also include provisions for the payment of 100% of base salary and continued benefits for 12 months following the date of termination, as well as the accelerated vesting of unvested equity awards, upon the termination of the employee’s employment by the Company without cause or his resignation for good reason within 90 days prior to or 6 months after the effective date of a change in control. Mr. Vintz would also be entitled to his bonus upon such a termination.

Thus, Messrs. Vintz and Heys’ new employment agreements eliminate the “single-trigger” acceleration of vesting of equity awards granted in 2014 and thereafter; however, Messrs. Vintz and Heys equity awards granted prior to 2014 will continue to be governed by the acceleration provisions set forth in the equity award agreement for each such award and described above.

All of these severance benefits are conditioned upon the executive complying with any covenants regarding non-disclosure of confidential information, assignment of intellectual property rights, non-competition and/or non-solicitation applicable to the executive under any equity award agreement or other agreement entered into between the executive and the Company.

Mr. Weissberg’s employment agreement entered into in 2008 remains in effect.

The following tables describe the potential payments and benefits to which the NEOs would be entitled under their employment agreements in effect prior to March 31, 2014 upon the happening of the following events: (i) termination of the executive’s employment by us without cause or by the executive for good reason, (ii) a change of control of Vocus (with no termination of employment), (iii) termination of the executive’s employment by us without cause or by the executive for good reason following a change of control of Vocus and (iv) resignation by the executive during the one-year window period following the six-month anniversary of a change in control. Calculations for these tables are based on the following assumptions: (i) the triggering event took place on December 31, 2013 (except in the case of the fourth table below, which assumes the resignation occurs on July 1, 2014) and (ii) the per share price of Company Common Stock is $11.39, the closing price on December 31, 2013. However, the amounts reflected in the table are estimates only, as the actual amounts can be determined only at the time of the Named Executive Officer’s termination of employment.

Termination of Employment Effective December 31, 2013 with No Change of Control

Name	Severance Cash Amount	Benefits Cash Value	Stock Option Cash Amount	Gross Up Payment Amount	Restricted Stock Amount	Total Cash Payments
Richard Rudman	$900,000	$15,980	$—	$—	$750,293	$1,666,273
Stephen Vintz	$325,000	$9,810	$—	$—	$312,439	$647,249
Norman Weissberg	$275,000	$16,207	$—	$—	$237,049	$528,256
Mark Heys	$120,000	$8,028	$—	$—	$226,820	$354,848

Total	$1,620,000	$50,025	$—	$—	$1,526,601	$3,196,626

Change in Control with No Termination of Employment

Name	Severance Cash Amount	Benefits Cash Value	Stock Option Cash Amount	Gross Up Payment Amount	Restricted Stock Amount	Total Cash Payments
Richard Rudman	$—	$—	$—	$—	$—	$—
Stephen Vintz	$—	$—	$—	$—	$—	$—
Norman Weissberg	$—	$—	$—	$—	$—	$—
Mark Heys	$—	$—	$—	$—	$—	$—

Total	$—	$—	$—	$—	$—	$—

Termination of Employment on December 31, 2013 Following a Change of Control Effective December 31, 2013

Name	Severance Cash Amount	Benefits Cash Value	Stock Option Cash Amount	Gross Up Payment Amount	Restricted Stock Amount	Total Cash Payments
Richard Rudman	$1,350,000	$24,045	$—	$—	$1,694,433	$3,068,478
Stephen Vintz	$325,000	$9,810	$—	$—	$782,778	$1,117,588
Norman Weissberg	$275,000	$16,207	$—	$—	$523,997	$815,204
Mark Heys	$120,000	$8,028	$—	$—	$287,746	$415,774

Total	$2,070,000	$58,090	$—	$—	$3,288,954	$5,417,044

Termination of Employment Effective on July 1, 2014 Following a Change in Control Effective December 31, 2013

Name	Severance Cash Amount	Benefits Cash Value	Stock Option Cash Amount	Gross Up Payment Amount	Restricted Stock Amount	Total Cash Payments
Richard Rudman(1)	$900,000	$15,980	$—	$—	$750,293	$1,666,273
Stephen Vintz	$350,000	$9,810	$—	$—	$782,778	$1,142,588
Norman Weissberg	$275,000	$16,207	$—	$—	$523,997	$815,204
Mark Heys	$137,500	$8,028	$—	$—	$287,746	$433,274

Total	$1,662,500	$50,025	$—	$—	$2,344,814	$4,057,339

(1)	For Mr. Rudman, a termination of Mr. Rudman’s employment by us without cause or by Mr. Rudman for good reason constitutes the applicable termination of employment for purposes of this table. For Messrs. Vintz, Weissberg and Heys, any resignation (for good reason or otherwise) by such executive constitutes the applicable termination of employment for purposes of this table.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted above, during 2013 the Compensation Committee of the Board of Directors consisted of Messrs. Burns, Golding and Kaiser. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our Board of Directors or Compensation Committee.

During 2013, none of our executive officers served as: (i) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our Compensation Committee; (ii) a director of another entity, one of whose executive officers served on our

Compensation Committee; or (iii) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as one of our directors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, officers, and persons that own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Our officers, directors and 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. We prepare Section 16(a) forms on behalf of our directors and officers based on the information provided by them.

Based solely on review of this information and written representations from certain reporting persons, we believe that, during the 2013 fiscal year, no reporting person failed to file the forms required by Section 16(a) of the Exchange Act on a timely basis.

RELATED PERSON TRANSACTIONS AND PROCEDURES

Our policy for the review and approval of transactions between us and related persons is set forth in the charter of our Audit Committee. Pursuant to the charter of our Audit Committee, it is the responsibility of our Audit Committee, unless specifically delegated by our Board of Directors to another committee of the Board of Directors, to review and approve all transactions or arrangements to which we were or will be a participant in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest. Additionally, it is the responsibility of our Audit Committee, unless specifically delegated by our Board of Directors to another committee of the Board of Directors, to review and make recommendations to the Board of Directors, or approve, any contracts or other transactions with current or former executive officers of Vocus, including consulting arrangements, employment agreements, change-in-control agreements, termination arrangements, and loans to employees made or guaranteed by us.

Other than the compensation arrangements described under the heading “Executive Compensation” (or with respect to which information is omitted in accordance with SEC regulations) and the transactions described below, since January 1, 2013, there have not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a participant in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Indemnification Agreements

We have entered into indemnification agreements with each of our executive officers and directors. Those indemnification agreements require us to indemnify these individuals to the fullest extent permitted by Delaware law. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

REPORT OF THE AUDIT COMMITTEE

The information in the following report shall not be deemed to be “soliciting material” or to be filed with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that Vocus specifically incorporates it by reference into such filing.

The Audit Committee oversees the Company’s accounting and financial reporting processes and the audits of its financial statements, including the performance and compensation of the Company’s independent registered public accounting firm. Management has the primary responsibility for the financial statements and the financial reporting processes, including the systems of internal controls and the certification of the integrity and reliability of the Company’s internal control procedures.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed the Company’s audited balance sheets at December 31, 2012 and 2013 and the statements of operations, stockholders’ equity and cash flows for each of the three years ended December 31, 2011, 2012 and 2013, and have discussed them with management. The Audit Committee also reviewed with Ernst & Young LLP, the Company’s independent registered public accounting firm, the results of their audit. The Audit Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by the Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 16 (Communications with Audit and Finance Committees), as currently in effect. This discussion included, among other things, a review with the independent registered public accounting firm of the quality of the Company’s accounting principles, significant estimates and judgments, and the disclosures in the Company’s financial statements, including the disclosures related to critical accounting policies used by the Company. The Audit Committee has reviewed permitted services under rules of the Securities and Exchange Commission as currently in effect and discussed with Ernst & Young LLP their independence from management and the Company, including the matters in the written disclosures and the letter from the independent registered public accounting firm required by the PCAOB Ethics and Independence Rule 3526 “Communication with Audit Committees Concerning Independence,” as currently in effect, and has considered and discussed the compatibility of non-audit services provided by Ernst & Young LLP with that firm’s independence. In addition, the Audit Committee discussed the rules of the Securities and Exchange Commission that pertain to the Audit Committee and the roles and responsibilities of Audit Committee members.

Based on its review of the financial statements and the aforementioned discussions, the Audit Committee concluded that it would be reasonable to recommend, and on that basis did recommend, to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013. The Audit Committee also approved the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2014.

Respectfully submitted by the Audit Committee,

Ronald Kaiser, Chair

Kevin Burns

Gary Golding

ANNEX B

April 6, 2014

The Board of Directors

Vocus, Inc.

12051 Indian Creek Court

Beltsville, Maryland 20705

Ladies and Gentlemen:

Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that Vocus, Inc., a Delaware corporation (the “Company”), GTCR Valor Companies, Inc., a Delaware corporation (“Parent”), and GTCR Valor Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which, among other things, (i) Purchaser shall commence a tender offer (such offer, as amended from time to time as permitted by the Agreement, the “Offer”) to purchase any and all of the outstanding shares (the “Shares”) of the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), including the associated Rights (as defined in the Agreement), at a price per Share of $18.00 (such amount or any greater amount per Share that may be paid pursuant to the Offer, the “Consideration”), and (ii) as soon as practicable following consummation of the Offer (and, if applicable, exercise of the Top-Up Option (as defined in the Agreement)), Purchaser shall be merged with and into the Company, with the Company continuing as the surviving entity (the “Merger” and together with the Offer, the “Transactions”), whereby each issued and outstanding Share (other than (A) treasury stock and any shares of Company Common Stock owned by any of the Company’s subsidiaries or by Parent, Purchaser and any other wholly-owned subsidiary of Parent, which shall be cancelled, and (B) Dissenting Shares (as defined in the Agreement)), shall be converted into the right to receive, without any interest thereon, the Consideration. The terms and conditions of the Transactions are more fully set forth in the Agreement.

The Board of Directors of the Company (the “Board”) has requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent, Purchaser or any other subsidiary or affiliate of Parent and holders of Dissenting Shares (collectively, the “Excluded Holders”)) of the Consideration to be paid to such holders in the Transactions pursuant to the Agreement (“Opinion”).

In rendering our Opinion, we have, among other things:

(i)	discussed the Transactions and related matters with the Company’s counsel and reviewed a draft copy of the Agreement, dated April 5, 2014;

(ii)	reviewed a copy of the Rights Agreement, dated as of May 13, 2013, between the Company and American Stock Transfer and Trust Company, as well as a draft of the First Amendment to Rights Agreement, dated as of April 6, 2014 (the “Rights Agreement Amendment”);

(iii)	reviewed the audited consolidated financial information for the Company and its subsidiaries contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and certain other relevant financial and operating data relating to the Company available from public sources or made available to us by the Company;

787 7th Avenue, 11th Floor, New York, New York 10019

Stifel, Nicolaus & Company, Incorporated | Member SIPC & NYSE | www.Stifel.com

The Board of Directors

Vocus, Inc.

April 6, 2014

(iv)	reviewed the reported prices and trading activity of the Company Common Stock;

(v)	compared the Company, from a financial point of view with certain other companies in the software industry which we deemed to be relevant;

(vi)	considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the software industry which we deemed to be comparable, in whole or in part, to the Transactions;

(vii)	reviewed and discussed with representatives of the management of the Company, certain information of a business and financial nature regarding the Company, furnished to us by them, including financial forecasts and related assumptions of the Company;

(viii)	considered the results of our efforts, at the direction of the Company, to solicit indications of interest from selected third parties with respect to a merger or other transaction with the Company;

(ix)	performed a discounted cash flow analysis; and

(x)	conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our Opinion.

In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company, or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us by the Company, we have assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of management of the Company as to the future operating and financial performance of the Company and that they provided a reasonable basis upon which we could form our Opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements of the Company made available to us. We did not make or obtain any independent evaluation, appraisal or physical inspection of the Company’s assets or liabilities, nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval. In addition, we have assumed that the definitive Agreement and the Rights Agreement Amendment will not differ materially from the drafts we reviewed. We have also assumed that (i) the Transactions will be consummated substantially on the terms and conditions described in the Agreement, without any waiver of material terms or conditions by the Company or any other party, (ii) the Rights will not separate from the Shares or become exercisable by virtue of the execution and delivery of the Agreement (or any other agreement executed and delivered in connection with the Transactions)

The Board of Directors

Vocus, Inc.

April 6, 2014

or the consummation of the Offer or the Merger and will expire worthless immediately prior to the Effective Time (as defined in the Merger Agreement), and (iii) obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Transactions will not have an adverse effect on the Company or the Transactions. We have assumed that the Transactions will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Transactions and the Agreement.

Our Opinion is limited to whether the Consideration to be paid to the holders of Company Common Stock (other than the Excluded Holders) pursuant to the Agreement is fair to such stockholders, from a financial point of view, and does not address any other terms, aspects or implications of the Transactions, including, without limitation, the form or structure of the Transactions, any consequences of the Transactions on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transactions or otherwise. Our Opinion also does not consider, address or include: (i) the legal, tax or accounting consequences of the Transactions on the Company or the holders of the Company’s Common Stock; (ii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the consideration paid to the holders of the Company’s securities; (iii) the effect of the Transactions on, or the fairness of the consideration to be received by, holders of any class of securities of the Company (including, without limitation, the holders of Series A Preferred Stock), or any class of securities of any other party to any transaction contemplated by the Agreement, in each case other than the holders of the Company Common Stock; or (iv) whether the Parent has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Consideration to the holders of Company Common Stock at the closing of the Transactions.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of the Opinion. It is understood that subsequent developments may affect the conclusion reached in our Opinion and that Stifel does not have any obligation to update, revise or reaffirm our Opinion. Our Opinion is solely for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Transactions. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Transactions or to any stockholder of the Company as to how any such stockholder should vote at any stockholders’ meeting at which the Transactions is considered, or whether or not any stockholder of the Company should enter into a voting, stockholders’, or affiliates’ agreement with respect to the Transactions, or exercise any dissenters’ or appraisal rights that may be available to such stockholder. In addition, the Opinion does not compare the relative merits of the Transactions with any other alternative transactions or business strategies which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Transactions.

We are not legal, tax, regulatory or bankruptcy advisors. We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States Congress, the various federal banking agencies, the Securities and Exchange Commission (the “SEC”), or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. Our Opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company, Parent, Purchaser or any other party.

The Board of Directors

Vocus, Inc.

April 6, 2014

Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Transactions and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Transactions (the “Advisory Fee”). We have also acted as financial advisor to the Board and will receive a fee upon the delivery of our Opinion that is not contingent upon consummation of the Transactions but is creditable against any Advisory Fee. We will not receive any other significant payment or compensation contingent upon the successful consummation of the Transactions. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us for certain liabilities arising out of our engagement. Stifel acted as a financial advisor to the Company in connection with its acquisition of iContact in February of 2012 for which we have received customary compensation, which consisted of cash and shares of Company Common Stock. As of the date of this Opinion, Stifel holds 28,000 shares of Company Common Stock. Except as provided in the preceding sentence, there are no material relationships that existed during the two years prior to the date of our Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Transactions. Stifel may seek to provide investment banking services to Parent or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel and our clients may transact in the equity securities of the Company or Parent and may at any time hold a long or short position in such securities.

Stifel’s Fairness Opinion Committee has approved the issuance of the Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with the Company.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to the holders of Company Common Stock (other than the Excluded Holders) in the Transactions pursuant to the Agreement is fair to such stockholders, from a financial point of view.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

ANNEX C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251 (h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

C-4